82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE [redacted]

02026469

REGISTRANT'S NAME Angkasa Marketing Berhad

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 11 2002

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3319 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 2/26/02

ANGKASA MARKETING BERHAD

A Member of The Lion Group

(41515-D)

LAPORAN TAHUNAN

2001

ANNUAL REPORT

CONTENTS

	Page
Notice of Meeting	1
Corporate Information	4
Directors' Profile	5
Corporate Governance	9
Audit Committee Report	11
Nomination Committee	13
Remuneration Committee	13
5 Years' Group Financial Highlights	14
The Group's Businesses	15
Chairman's Statement	
Bahasa Malaysia	16
English	19
Chinese	21
Financial Statements:	
Directors' Report	23
Income Statements	32
Balance Sheets	33
Statement of Changes in Equity	34
Consolidated Cash Flow Statement	36
Cash Flow Statement	37
Notes to the Financial Statements	38
Statement by the Directors	66
Statutory Declaration	66
Report of the Auditors	67
Material Contracts	68
List of Group Properties	69
Information on Level 1 Sponsored American Depositary Receipt Programme	71
Analysis of Shareholdings	72
Other Information	75
Form of Proxy	Enclosed

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Twenty-Third Annual General Meeting of Angkasa Marketing Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Tuesday, 11 December 2001 at 2.30 pm for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2001. **Resolution 1**

2. To approve the payment of a first and final dividend of 0.1sen per share less 28% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM100,000 (2000: RM63,800). **Resolution 3**

4. To re-elect Directors:

   (i) In accordance with Article 83 of the Company's Articles of Association, the following Directors who were appointed since the last annual general meeting retire and, being eligible, offer themselves for re-election:

   Mr Eow Kwan Hoong **Resolution 4**
   Mr Phang Wai Yeen **Resolution 5**
   Mr Ngan Yow Chong **Resolution 6**

   (ii) In accordance with Article 101 of the Company's Articles of Association, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul retires by rotation and, being eligible, offers himself for re-election. **Resolution 7**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 8**

6. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   "That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 9**

7. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

a) shares deposited into the depositor's securities account before 12.30 pm on 10 December 2001 in respect of shares exempted from mandatory deposit;

b) shares transferred into the depositor's securities account before 12.30 pm on 12 December 2001 in respect of ordinary transfers; and

c) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

The dividend, if approved, will be paid on 31 December 2001 to shareholders on the Register of Members of the Company at the close of business on 12 December 2001.

By Order of the Board

WONG PHOOI LIN

Secretary

Kuala Lumpur
16 November 2001

Notes:

1) Proxy

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

2) Resolution 3 - Increase in Directors' fees

The Directors' fees were reduced by 20% in 1997 due to the economic downturn. There has not been any increase since. In addition, the duties and responsibilities of the Directors have increased as reflected in the Malaysian Code on Corporate Governance and the Listing Requirements of the Kuala Lumpur Stock Exchange. Accordingly, a proposal is being submitted to shareholders to approve the increased Directors' fees to commensurate with such added duties and responsibilities.

3) Resolution 9 - Authority to Directors to issue shares

This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued share capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election at the Twenty-Third Annual General Meeting of the Company

- Pursuant to Article 83 of the Company's Articles of Association
  (Appointed since the last Annual General Meeting)

  Mr Eow Kwan Hoong
  Mr Phang Wai Yeen
  Mr Ngan Yow Chong

- Pursuant to Article 101 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Tan Sri Dato' Jaffar bin Abdul

- Details of attendance at Board Meetings:

Director	Date of Appointment	No. of Meetings Attended
Mr Eow Kwan Hoong	5 June 2001	1/1
Mr Phang Wai Yeen	1 November 2001	N/A
Mr Ngan Yow Chong	1 November 2001	N/A
Y. Bhg. Tan Sri Dato' Jaffar bin Abdul	26 January 1996	7/7

- Further details of Directors standing for re-election are set out on pages 5 to 8 of this Annual Report.

II. Place, date and time of Board Meetings

During the financial year ended 30 June 2001, seven (7) Board Meetings were held. All Board Meetings were held at Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur. The date and time of the Board Meetings held were as follows:

No.	Date of Meetings	Time
1)	30 August 2000	10.00 am
2)	27 September 2000	9.30 am
3)	28 October 2000	10.30 am
4)	30 November 2000	10.00 am
5)	26 February 2001	4.30 pm
6)	23 May 2001	11.00 am
7)	6 June 2001	3.00 pm

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim (Chairman) Mr Phang Wai Yeen (Managing Director) Mr Ngan Yow Chong (Executive Director) Y. Bhg. Tan Sri William H.J. Cheng Y. Bhg. Tan Sri Dato' Jaffar bin Abdul Y. Bhg. Datuk Cheng Yong Kim Y. Bhg. Dato' Haji Hashim bin Saad Mr Eow Kwan Hoong
Secretary	:	Ms Wong Phooi Lin
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21622155, 03-21613166 Fax No : 03-21623448 Homepage : http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Suite 11.01, Level 11, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel Nos : 03-21648411, 03-21648412 Fax No : 03-21614535
Auditors	:	Ong Boon Bah & Co B-10-1, Megan Phileo Promenade 189 Jalan Tun Razak 50400 Kuala Lumpur
Principal Bankers	:	AMMB International (L) Ltd Bayerische Landesbank Girozentrale (Labuan) BNP Paribas (Labuan) Affin Bank Berhad Bumiputra-Commerce Bank Berhad Development Bank of Singapore Limited (Labuan) Oversea-Chinese Banking Corporation Limited (Labuan) Southern Bank Berhad Sumitomo Mitsui Banking Corporation (Labuan) Westdeutsche Landesbank Girozentrale (Singapore) The Yasuda Trust and Banking Co Ltd (Tokyo)
Stock Exchange Listing	:	Kuala Lumpur Stock Exchange
Stock Name	:	Angkasa
KLSE Stock No.	:	5061
Reuters Code	:	ANMS.KL
ISIN Code	:	MYL5061OO006

DIRECTORS' PROFILE

Y. Bhg. Jen (B) Tan Sri Dato' Zain Hashim
Chairman, Non-Independent Executive Director

Aged 71, Jen (B) Tan Sri Dato' Zain Hashim, a Malaysian, is a graduate of the Royal Military Academy, Sandhurst, United Kingdom and Harvard University's Advanced Management Programme. A retired Chief of Army in the Malaysian Armed Forces with 35 years of military experience, Tan Sri Dato' Zain has more than 15 years of experience in the private sector.

Tan Sri Dato' Zain was appointed to the Board on 4 May 1979 and has been the Chairman of the Board of Directors since June 1984.

His other directorships in public companies are as follows:

- Chairman of Amsteel Corporation Berhad and Amalgamated Containers Berhad, both public listed companies
- Director of Posim Berhad, a public listed company
- Chairman of Affin Bank Berhad, a public company
- Director of Hy-Line Berhad and Silverstone Berhad, both public companies

Tan Sri Dato' Zain has a direct shareholding of 220,625 ordinary shares of RM1.00 each in the Company.

Tan Sri Dato' Zain attended all seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Mr Phang Wai Yeen
Non-Independent Executive Director

Aged 47, Mr Phang Wai Yeen, a Malaysian, obtained his Bachelor of Science (Honours) degree in Mechanical Engineering in 1977 from the Polytechnic of Central London (now known as Westminster University).

Mr Phang is an engineer by profession and has more than 23 years of experience in management, sales and marketing. He was appointed a Group Director of the Lion Group in 1996. Presently, he is the Executive Director of Silverstone Berhad, a public company. He also sits on the board of various companies in the Lion Group.

Mr Phang was appointed the Managing Director of the Company on 1 November 2001, subsequent to the financial year end.

Mr Ngan Yow Chong
Non-Independent Executive Director

Aged 44, Mr Ngan Yow Chong, a Malaysian, obtained his Bachelor of Engineering (First Class Honours) degree in Mechanical Engineering from University of Malaya.

Mr Ngan joined the Hong Leong Group in 1981 and prior to his departure in 1996, he was the General Manager of Hong Leong Marketing Co Bhd. During his tenure in the Hong Leong Group, he held various senior management positions. He was subsequently the Group Executive Director of Mah Sing Group Berhad and the Chief Executive Officer of Berger International Ltd, a company listed on the Stock Exchange of Singapore. He joined the Lion Group in February 2001 as the Group Director.

He is also the Executive Director of Posim Berhad, a public listed company.

Mr Ngan was appointed the Executive Director of the Company on 1 November 2001, subsequent to the financial year end.

Y. Bhg. Datuk Cheng Yong Kim
Non-Independent Executive Director

Aged 51, Datuk Cheng Yong Kim, a Singaporean, obtained his Bachelor of Business Administration (Honours) degree from University of Singapore in 1971.

Datuk Cheng has 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development. For a period of 7 years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of Lion Land Berhad. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng was appointed to the Board on 25 March 1991 and is the Chairman of the Company's Option Committee and a member of the Remuneration Committee.

His other directorships in public companies are as follows:

- Managing Director of Lion Land Berhad, a public listed company
- Director of Lion Corporation Berhad, a public listed company
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 205,650 ordinary shares of RM1.00 each and an indirect shareholding of 87,799,350 ordinary shares of RM1.00 each in the Company. He is deemed to be interested in the subsidiaries of the Company by virtue of his substantial interest in the Company. He also has interest in certain companies which conduct similar business as the Company.

Datuk Cheng attended six (6) of the seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Datuk Cheng is the nephew of Tan Sri William H.J. Cheng, a Director and major shareholder of the Company.

Y. Bhg. Tan Sri William H.J. Cheng
Non-Independent Executive Director

Aged 58, Tan Sri William H.J. Cheng, a Malaysian, has 30 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development.

Tan Sri William Cheng was appointed to the Board on 25 August 1978 and his other directorships in public companies are as follows:

- Chairman of Chocolate Products (Malaysia) Berhad and Posim Berhad, both public listed companies
- Chairman and Managing Director of Lion Corporation Berhad, a public listed company
- Director of Amsteel Corporation Berhad and Amalgamated Containers Berhad, both public listed companies
- Chairman and Managing Director of Silverstone Berhad, a public company

Tan Sri William Cheng has a direct shareholding of 20,000 ordinary shares of RM1.00 each and an indirect shareholding of 87,892,150 ordinary shares of RM1.00 each in the Company. He is deemed to be interested in the subsidiaries of the Company by virtue of his substantial interest in the Company.

Tan Sri William Cheng attended all seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Tan Sri William Cheng is the uncle of Datuk Cheng Yong Kim, a Director and major shareholder of the Company.

Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
Independent Non-Executive Director

Aged 69, Tan Sri Dato' Jaffar bin Abdul, a Malaysian, joined the Police Force in 1951 and rose to become Director of Anti-Narcotic Branch, Federal Police Headquarters, in 1982. From 1982 to 1984, he was the Chief Police Officer in Johor and between 1984 to 1985, he was the Director of Management Police Headquarters in Bukit Aman. Tan Sri Dato' Jaffar was also the Deputy Inspector General of the Royal Malaysian Police since 1985 before retiring from the civil service in 1989.

Tan Sri Dato' Jaffar was appointed to the Board on 26 January 1996 and is the Chairman of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

His other directorships in public companies are as follows:

- Chairman of Anson Perdana Berhad, Cosway Corporation Berhad, Mycom Berhad, Yinson Holdings Berhad and Perdana Industri Holdings Berhad, all of which are public listed companies

- Director of Amalgamated Containers Berhad, Berjaya Sports Toto Berhad and Olympia Industries Berhad, all of which are public listed companies

- Director of Tropicana Golf & Country Resort Berhad, a public company

Tan Sri Dato' Jaffar attended all seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Y. Bhg. Dato' Haji Hashim bin Saad
Independent Non-Executive Director

Aged 58, Dato' Haji Hashim bin Saad, a Malaysian, obtained his Bachelor of Science (Forestry) degree from the Australian National University. He subsequently pursued his post graduate studies at the Imperial College, London and obtained his Masters of Science degree in Timber Technology.

Dato' Haji Hashim held various senior positions in the civil service which included the position of the Director General of Forestry from 1997 till his retirement from the government service in 1998.

Dato' Haji Hashim was appointed to the Board on 19 August 1999 and is a member of the Company's Audit Committee, Nomination Committee and Remuneration Committee.

He is also a director of Arab-Malaysian Bank Berhad, a public company.

Dato' Haji Hashim attended six (6) of the seven (7) Board Meetings of the Company held during the financial year ended 30 June 2001.

Mr Eow Kwan Hoong
Non-Independent Non-Executive Director

Aged 48, Mr Eow Kwan Hoong, a Malaysian, is a member of the Malaysian Institute of Accountants as well as a Fellow member of the Chartered Institute of Management Accountants.

Mr Eow is presently the Chief Operating Officer of IRIS Corporation Berhad, a company providing smart card solutions to authenticate holders of documents such as passports, identification cards, work permits and visas. He joined the Lion Group in 1982 as an Accounts Manager and was appointed as the Group Chief Accountant in 1990 until his resignation in 1997. Prior to joining the Lion Group, he was the Accountant in Socoil Corporation Sdn Bhd and Intel Technology Sdn Bhd from 1979 to 1981.

Mr Eow was appointed to the Board on 5 June 2001 and is a member of the Company's Audit Committee and Nomination Committee.

He is also a director of Delloyd Ventures Bhd, a public listed company.

Since his appointment on 5 June 2001, he attended the remaining one (1) Board Meeting of the Company held for the financial year ended 30 June 2001.

Save as disclosed, none of the Directors has (i) any interest in the Company or its subsidiaries; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years other than traffic offences.

CORPORATE GOVERNANCE

The Board of Directors of Angkasa Marketing Berhad is fully committed in ensuring that the Group practises good Corporate Governance in line with the Malaysian Code on Corporate Governance ("Code"). Corporate Governance is the process and structure used to direct and manage the business of the Group towards enhancing business prosperity and corporate accountability with the ultimate objective of realising long term shareholders' values whilst taking into account the interests of other stakeholders.

Steps taken by the Group to apply the principles and best practices of Corporate Governance as contained in the Code are set out below:

1. DIRECTORS

The Board

The Board assumes responsibility for leading and controlling the Group towards realising long term shareholders' values.

The Board of Directors comprises eight (8) Directors of whom three (3) are non-executive. The profile of the members of the Board are set out on pages 5 to 8 of this Annual Report. The composition of the Board reflects the broad range of experience, skills and knowledge necessary for the effective stewardship of the Group. Represented on the Board are two (2) independent non-executive directors who bring their independent judgement to bear on the decision-making process of the Group to ensure that a fully balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

Supply of Information

The members of the Board in their individual capacity have access to complete information on a timely basis in form and quality necessary for the discharge of their duties and responsibilities. Besides direct access to management staff, external professional advisers are also made available to render their independent views and advice to the Board.

Re-election

All directors are required to submit for re-election every three (3) years.

Board Meetings

The Board meets on a quarterly basis with additional meetings convened as necessary. The Board met for a total of seven (7) times during the financial year ended 30 June 2001.

Prior to each Board meeting, the members of the Board are each provided with the relevant documents and information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon to enable them to arrive at an informed decision.

The Directors have access to the advice and services of the Secretary, who is responsible for ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

The Board Committees

The Board may form committees delegated with specific authority and which operate under approved terms of reference or guidelines, whenever required, to assist it in discharging its duties. In accordance with best practices in Corporate Governance, the Board has recently established the Nomination Committee and also the Remuneration Committee.

2. DIRECTORS' REMUNERATION

Directors do not participate in decisions regarding their own remuneration. Directors' fees and emoluments are endorsed by the Board for approval by shareholders of the Company at Annual General Meetings.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2001 are as follows:

	Fees RM	Salaries & other Emoluments RM	Total RM
Executive Directors	59,000	113,800	172,800
Non-Executive Directors	49,000	-	49,000

The number of Directors whose remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Executive	Non-Executive
25,000 & below	2	4
25,001 - 50,000	1	-
50,001 - 100,000	1	-

3. ACCOUNTABILITY AND AUDIT

To oversee the financial reporting and internal control of the Group, the Board has established an Audit Committee comprising three (3) Directors, the majority of whom are independent. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 11 and 12.

The Audit Committee met six (6) times during the financial year.

Financial Reporting

The Board is responsible for ensuring that the accounting records of the Group are properly kept. The Board also discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Internal Controls

The Board has overall responsibility for maintaining a sound system of internal controls, which encompasses financial, operational and compliance controls and risk management necessary for the Group to achieve its objectives within an acceptable risk profile. These controls can only provide reasonable but not absolute assurance against material misstatement, loss or fraud.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of the shareholders in general meeting whilst their remuneration is determined by the Board. The role of both the external and internal auditors are further described in the Audit Committee Report.

4. DIRECTORS' RESPONSIBILITY IN FINANCIAL REPORTING

The Directors are satisfied that for the financial year ended 30 June 2001, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In the preparation of the financial statements, the Group has used and applied, on a consistent basis, the appropriate accounting policies and practices under the applicable approved accounting standards.

5. SHAREHOLDERS

The Annual General Meeting is the principal forum for dialogue with shareholders. There is an open question and answer session in which shareholders may ask questions regarding the resolutions being proposed at the meeting and also on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to provide explanations to all shareholders' queries.

The Board values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of the Kuala Lumpur Stock Exchange.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

Members

- Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
  (Chairman, Independent Non-Executive Director) — Appointed on 26 January 1996
- Y. Bhg. Dato' Haji Hashim bin Saad
  (Independent Non-Executive Director) — Appointed on 19 August 1999
- Mr Eow Kwan Hoong
  (Non-Independent Non-Executive Director) — Appointed on 5 June 2001

Y. Bhg. Datuk Cheng Yong Kim (Non-Independent Executive Director) served on the Audit Committee during the financial year until his resignation on 5 June 2001 to comply with the Listing Requirements of the Kuala Lumpur Stock Exchange.

Secretary

The Secretary of Angkasa Marketing Berhad, Ms Wong Phooi Lin is also the Secretary of the Audit Committee.

AUTHORITY

The Audit Committee is authorised by the Board to review and investigate any matter within its Terms of Reference. The Committee is authorised to seek any information it requires from any Director or management staff in the discharge of its duties, including seeking external professional advice.

TERMS OF REFERENCE

- To consider the appointment of external auditors and the audit fee
- To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved
- To review the quarterly announcements to the Kuala Lumpur Stock Exchange and year end annual financial statements before submission to the Board, focusing on:
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgemental areas
- To discuss problems and reservations arising from the interim and final external audits, and any matters the external auditors may wish to discuss (in the absence of management, where necessary)
- To review the external auditors' management letter and management's response thereto
- To establish the following with the internal audit function:
  - review the adequacy of scope, function and resources of the internal audit department and that it has the necessary authority to carry out its work
  - review internal audit programme
  - ensure co-ordination of external audit with internal audit
  - consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

- To monitor related party transactions entered into by the Company and the Group, and to ensure that the Directors report such transactions annually to shareholders via the annual report
- To review the effectiveness of internal control systems

MEETINGS

The Audit Committee meets at least four (4) times a year and additional meetings may be convened as and when deemed necessary. Meetings called to review the quarterly and annual financial statements are held prior to presentation to the Board for approval.

During the financial year under review, six (6) Audit Committee Meetings were held. Y. Bhg. Tan Sri Dato' Jaffar bin Abdul and Y. Bhg. Dato' Haji Hashim bin Saad attended all the meetings whilst Mr Eow Kwan Hoong attended the remaining one (1) meeting held since his appointment.

ACTIVITIES

During the financial year, the Audit Committee met to review the quarterly reports and financial statements of Angkasa Marketing Berhad and its subsidiaries. The Audit Committee has met with the external auditors to discuss and consider the nature and scope of the audit, and significant changes and developments on accounting practices and standards issued by both the Malaysian Accounting Standards Board and International Accounting Standard Body. Also discussed was the management's response to the various issues and internal control weaknesses highlighted by the external auditors in the management report to the Board. The Audit Committee concurrently reviewed and endorsed the internal audit programme of the Group and deliberated on the internal auditors' findings and recommendations. The various corporate proposals including the revised Proposed Group Wide Restructuring Scheme and the intention of the management to secure a Shareholders' Mandate for Recurrent Related Party Transactions ("RRPTs") were deliberated upon and endorsed for approval by the Board.

The Audit Committee discharged its duties and responsibilities in accordance with its Terms of Reference.

INTERNAL AUDIT

The internal audit team performed its duties in accordance with its annual audit plan covering management, operational and system audit of various subsidiaries. In addition, they have commenced the review of various RRPTs and the effectiveness of the existing internal control system. As planned, an overview of the level of internal controls in place in Angkasa Marketing Berhad and its subsidiaries was evaluated using the internal control Self Assessment Questionnaire (SAQ) in areas of Risk Assessment, Control Activities, Information and Communication, Monitoring and Control Environment. The audit team has concurrently played a proactive role in facilitating operating companies in assessing their principal business risks and plans of actions to address these risks.

NOMINATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Mr Eow Kwan Hoong
(Non-Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board, candidates for directorships in Angkasa Marketing Berhad
- To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder
- To recommend to the Board, directors to fill the seats on Board Committees
- To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board
- To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman : Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
(Independent Non-Executive Director)

Members : Y. Bhg. Datuk Cheng Yong Kim
(Non-Independent Executive Director)

Y. Bhg. Dato' Haji Hashim bin Saad
(Independent Non-Executive Director)

Terms of Reference :

- To recommend to the Board the remuneration of the Executive Directors in all its forms, drawing from outside advice as necessary
- To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Turnover	2,187,873	1,803,789	1,287,152	1,292,850	**1,296,413**
Profit/(Loss) from operations	148,523	85,056	30,547	(31,822)	**(141,324)**
Profit/(Loss) before taxation	102,543	(126,525)	(41,813)	(151,432)	**(221,330)**
Profit/(Loss) after taxation	74,339	(119,488)	(25,032)	(147,776)	**(225,219)**
Dividends:					
Gross rate (%)	17.0	1.0	0.1	0.1	**0.1**
Amount (net of tax)	17,547	1,062	106	106	**106**
Total assets employed	1,970,257	2,562,857	2,432,550	2,256,810	**2,097,990**
Shareholders' funds	347,927	401,459	364,076	231,941	**47,929**
Net tangible assets	322,441	364,539	331,944	206,927	**25,157**
	Sen	**Sen**	**Sen**	**Sen**	**Sen**
Net tangible assets per share	219	247	225	140	**17**
Earnings/(Loss) per share	43	(74)	-*	(72)	**(134)**

* The loss per share in 1999 is less than 1 sen.

Turnover RM Million


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Total Assets Employed RM Million


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Net Tangible Assets Per Share Sen


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Shareholders' Funds RM Million


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THE GROUP'S BUSINESSES

The all new Suzuki E-RV, setting a new standard in MPV luxury.
Suzuki E-RV serba baru, menampilkan gaya mewah baru MPV.




E-RV

Luxurious and comfortable interior with spacious seatings for 7 persons.
Bahagian dalaman yang mewah dan selesa dengan tempat duduk yang luas untuk 7 orang.



Radial tyre building machine at Dong Feng Lion Tyre Co Ltd in China.
Mesin pembuat tayar radial di Dong Feng Lion Tyre Co Ltd di China.



Steel bars and wire rods, neatly stacked for delivery.
Batang besi dan rod wayar disusun rapi untuk penghantaran.






SUZUKI

Popular choices from Suzuki's range of motorcycles offering stylish comfort and superb performance.
Rangkaian motosikal Suzuki pilihan ramai menawarkan keselesaan

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah Angkasa Marketing Berhad, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit bagi Kumpulan dan Syarikat untuk tahun kewangan berakhir 30 Jun 2001.

PRESTASI KEWANGAN

Kemerosotan mendadak dalam pertumbuhan ekonomi Malaysia pada separuh kedua tahun kewangan telah menjejaskan prestasi Kumpulan. Bahagian besi keluli terus beroperasi dalam suasana sukar dengan permintaan merosot dan pergolakan harga dalam pasaran. Bahagian motosikal dan automotif turut mencatat perolehan yang rendah disebabkan penguncupan dalam perbelanjaan pengguna.

Pada tahun kewangan yang ditinjau, Kumpulan berjaya mengekalkan perolehan berjumlah RM1.3 bilion. Bagaimanapun, kerugian sebelum cukai telah meningkat kepada RM221.3 juta daripada RM151.4 juta pada tahun sebelumnya. Ia berpunca daripada peruntukan tunggal kerugian yang dijangka ke atas pelupusan sebuah syarikat bersekutu dan peruntukan hutang ragu berjumlah RM100.9 juta susulan daripada cadangan pindaan Skim Penyusunan Semula Seluruh Kumpulan ("Pindaan SPSSK").

PERKEMBANGAN KORPORAT

a) Pada 8 Oktober 2001, Kumpulan telah mengumumkan Pindaan SPSSK yang akan merealisasikan kedudukan kewangan Kumpulan serta menyusun semula pelbagai perniagaannya. Perubahan penting di bawah pindaaan cadangan SPSSK adalah seperti berikut :

   (i) pengurangan modal saham;

   (ii) pengurangan hasil menjelang tempoh matang untuk Bon dan Hutang Gabungan serta Hutang Disusun Semula yang akan diterbitkan kepada para pemiutang institusi kewangan ("Pemiutang IK") yang terbabit;

   (iii) pelepasan sebahagian jumlah prinsipal tertentu daripada Jumlah Prinsipal Tertunggak oleh Pemiutang IK yang terbabit;

   (iv) profil tempoh pembayaran balik yang lebih lama untuk Bon dan Hutang Gabungan serta Hutang Disusun Semula; dan

   (v) pengurangan nilai transaksi aset-aset yang akan dilupus di bawah penyusunan semula korporat.

   Maklumat lanjut mengenai Pindaan SPSSK ini tertera di mukasurat 64 dan 65 dalam Laporan Tahunan ini.

b) AMB Venture Sdn Bhd telah memeterai satu perjanjian jual beli bersyarat pada 10 November 2000 dan Perjanjian Tambahan pada 9 Januari 2001 dengan Tan Sri William H.J. Cheng dan Lion Asiapac Limited ("LAP") untuk melupuskan 25,000,000 saham biasa bernilai RM1.00 sesaham dalam Angkasa Transport Equipment Sdn Bhd ("ATE"), mewakili kira-kira 90.81% modal saham yang ditambah ATE kepada LAP untuk balasan :

   i) SGD15,383,527 (bersamaan kira-kira RM33.2 juta); atau

   ii) SGD38,666,795 (bersamaan kira-kira RM83.5 juta) sekiranya cadangan penyenaraian Anhui Jianghuai Automotive Chassis Co. Ltd., sebuah syarikat bersekutu Syarikat selesai pada 30 September 2001.

c) Pada 8 Ogos 2001, Amsteel Mills Sdn Bhd ("AMSB") telah menamatkan perjanjian hak pengedaran bertarikh 10 Mei 1995 yang dimeterai di antara Syarikat dengan AMSB, bertujuan melantik Syarikat sebagai pengedar produk-produk AMSB. Penamatan ini mula berkuatkuasa pada 1 Oktober 2001.

d) Pada 1 Oktober 2001, Syarikat telah memeterai dua perjanjian usahasama bersyarat berasingan dengan Suzuki Motor Corporation ("SMC") dari Jepun untuk menjalin hubungan strategik di antara syarikat dan SMC bagi memasang dan mengedar motosikal berjenama "Suzuki" menerusi Lion Suzuki Marketing Sdn Bhd ("LSM") dan Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), kedua-duanya subsidiari milik penuh Syarikat ("Cadangan JV").

   Sehubungan dengan Cadangan JV, pada 1 Oktober 2001, Syarikat juga telah memeterai dua perjanjian jualan saham berasingan untuk melupuskan 51% kepentingan ekuiti dalam LSM dan SAM masing-masing kepada SMC untuk balasan tunai berjumlah RM1,227,789 dan RM26,682,706 setiap satu.

TINJAUAN OPERASI

Bahagian Pengedaran Besi Keluli

Prestasi bahagian besi keluli secara langsung bergantung kepada prestasi sektor hartanah dan pembinaan. Seiringan dengan peningkatan bilangan perumahan baru, permintaan batang besi dan rod wayar telah meningkat dalam separuh tahun pertama.

Kegawatan ekonomi sejagat, telah melemahkan permintaan dalam pasaran hartanah. Walaubagaimanapun, menjelang suku keempat tahun kewangan, jumlah jualan meningkat sedikit memandangkan para pembekal dan pengedar mulai menyimpan stok setelah menjangkakan resolusi berkaitan kenaikan harga batang besi dan rod wayar akan berlaku. Akibatnya, perolehan meningkat sebanyak 13% kepada RM769.2 juta berbanding RM681.4 juta tahun lepas.

Operasi bahagian pengedaran besi keluli akan diberhentikan setelah penamatan hak pengedaran besi keluli dengan AMSB yang berkuatkuasa 1 Oktober 2001. Kehilangan sumber perolehan ini bagaimanapun sebahagiannya diganti dengan pengambilalihan 100% ekuiti dalam Silverstone Berhad di bawah Pindaan SPSSK.

Bahagian Motosikal

Pasaran motosikal Malaysia terus mengalami persaingan sengit di antara para pengeluar utama iaitu Suzuki, Modenas, Honda dan Yamaha. Pemotongan harga, promosi perniagaan dan model-model unggul terbaru diperkenalkan untuk bersaing bagi mendapatkan bahagian pasaran yang lebih besar. Untuk mengekalkan permintaan, Bahagian telah menganjurkan satu siri aktiviti perdagangan dan promosi pengguna seperti kempen-kempen servis percuma, pandu uji dan ekspedisi.

Harga motosikal yang lebih murah apabila pasaran menjadi liberal di bawah Kawasan Perdagangan Bebas Asean ("AFTA") akan memberi kesan negatif kepada industri. Untuk memastikan perniagaan terus berdaya maju di era selepas AFTA diperkenalkan, bahagian telah mengambil langkah proaktif bagi mengurangkan kos dan meningkatkan produktiviti di kilang dan syarikat pemasaran.

Baru-baru ini, Kumpulan telah memeterai perjanjian dengan SMC untuk membolehkan SMC memegang bahagian besar saham dalam LSM dan SAM. Pelupusan ini dijangka memberi keuntungan kepada Kumpulan dengan pendedahan ke atas teknologi SMC dan pada masa yang sama membuka ruang untuk mengeksport produk ke pasaran serantau baru.

Syarikat bersekutu 47.7% di China, Nanjing Jincheng Machinery Co Ltd ("NJ") mencatat jumlah jualan yang lebih tinggi sebanyak 375,640 unit berbanding 337,919 unit pada tahun kewangan sebelumnya. Sehubungan dengan itu, keuntungan syarikat bersekutu yang dikongsi oleh Kumpulan telah meningkat kepada RM6.2 juta berbanding kerugian berjumlah RM24.4 juta pada tahun kewangan sebelumnya. Peralihan positif ini secara umumnya adalah hasil daripada usaha memperkenalkan lebih banyak model enjin empat lejang terutamanya dengan penekanan kepada model 125cc. NJ juga bercadang untuk melupus dan mengecilkan operasi bahagian yang tidak menguntungkan serta menumpu kepada pemasangan enjin dan operasi motosikal sahaja.

Bahagian Motor

Pasaran kenderaan pacuan empat roda secara keseluruhannya terus mengalami persaingan dalam tahun kewangan yang ditinjau. Bahagian kenderaan pacuan empat roda Kumpulan, menerusi Lion Suzuki Motor Sdn Bhd ("Lion Suzuki Motor") melaporkan penurunan bilangan jumlah jualan dan perolehan yang lebih rendah berjumlah RM54.6 juta. Walau bagaimanapun, kerugian yang lebih teruk itu dapat dielakkan dengan langkah penjimatan kos yang berjaya dilaksanakan oleh Syarikat.

Dengan pertumbuhan ekonomi yang perlahan sekarang, Lion Suzuki Motor akan mengambil langkah agresif untuk menerokai segmen pasaran baru bagi meningkatkan bahagian pasarannya dalam industri automotif. Sehubungan dengan itu, pada bulan September 2001, Bahagian telah melancarkan Suzuki E-RV baru, van tujuh penumpang, berkuasa 1300cc dengan transmisi automatik. Harga kenderaan pelbagai guna baru ini berdaya saing dan ianya dilengkapi dengan ruang tempat duduk yang mewah dan selesa, berbumbung cahaya matahari serta alat penghawa dingin di bahagian hadapan dan belakang. Sambutan yang diterima dalam pasaran amat memberangsangkan.

DIVIDEN

Lembaga Pengarah mengesyorkan dividen pertama dan akhir berjumlah 0.1 sen sesaham (2000 : 0.1 sen sesaham) ditolak 28% cukai pendapatan untuk kelulusan di Mesyuarat Agung Tahunan akan datang. Jumlah bersih dividen berbayar pada tahun kewangan semasa, jika diluluskan, akan berjumlah RM0.1 juta (2000: RM0.1 juta).

PROSPEK

Tertkluk kepada perkara-perkara yang di luar dugaan, Lembaga Pengarah menjangkakan suasana operasi Kumpulan akan terus sukar pada tahun kewangan akan datang. Namun demikian, pelaksanaan cadangan Pindaan SPSSK dijangka akan mengukuhkan kedudukan kewangan Kumpulan supaya mampu menghadapi cabaran akan datang.

LEMBAGA PENGARAH

Bagi pihak Lembaga Pengarah, saya mengalu-alukan pelantikan, Encik Phang Wai Yeen, Encik Ngan Yow Chong dan Encik Eow Kwan Hoong ke Lembaga Pengarah.

Y. Bhg. Dato' Dr Lee Chee Kuon dan Tuan Haji Mohamad Khalid bin Abdullah telah meletakkan jawatan daripada Lembaga Pengarah pada tahun ini. Saya juga ingin merakamkan penghargaan ikhlas atas sumbangan-sumbangan mereka yang tidak ternilai di sepanjang perkhidmatan mereka sebagai Pengarah Syarikat.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin merakamkan penghargaan kepada kerajaan Malaysia, para pembiaya, sekutu perniagaan, pelanggan yang dihargai dan pemegang saham atas sokongan dan keyakinan mereka yang berterusan.

Memandangkan saya tidak berhasrat menawarkan diri untuk pelantikan semula di Mesyuarat Agung Tahunan yang akan datang saya ingin mengambil kesempatan ini untuk merakamkan penghargaan ikhlas dan terima kasih kepada ahli Lembaga Pengarah atas sokongan dan nasihat mereka yang tidak ternilai ketika saya memegang jawatan sebagai Pengurus dan Pengerusi Syarikat.

Saya juga ingin mengucapkan terima kasih kepada pihak pengurusan dan kakitangan Angkasa Marketing Berhad dan syarikat-syarikat operasi atas usaha gigih, iltizam, dedikasi dan sumbangan mereka kepada Kumpulan di sepanjang tahun.

JEN (B) TAN SRI DATO' ZAIN HASHIM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors of Angkasa Marketing Berhad, I am pleased to present to you the Annual Report and Audited Financial Statements for the Group and the Company for the financial year ended 30 June 2001.

FINANCIAL PERFORMANCE

The drastic slowdown in the growth of the Malaysian economy in the second half of the financial year has adversely affected the performance of the Group. The operating environment for the steel trading division remained difficult with lower demand and rampant price undercutting. Our motorcycle and automotive division also recorded lower revenue arising from the contraction in consumer spending.

For the financial year under review, the Group maintained its revenue at RM1.3 billion. However, pre-tax loss increased to RM221.3 million from RM151.4 million in the preceding year due mainly to a one-off provision of RM100.9 million made for foreseeable losses on the divestment of an associated company and provision for doubtful debts arising from the Revised Proposed Group Wide Restructuring Scheme ("Revised Proposed GWRS").

CORPORATE DEVELOPMENTS

a) On 8 October 2001, the Group announced the Revised Proposed GWRS which seeks to rationalise the financial position of the Group and to reorganise and restructure its various businesses. The key changes under the Revised Proposed GWRS proposals are as follows:

   (i) reduction of the share capital;

   (ii) reduction in the yield-to-maturity applicable to the Bonds and Consolidated and Rescheduled Debts to be issued to affected financial institution creditors ("FI-Creditors");

   (iii) waiver of certain principal portion of the Outstanding Principal Amount by the affected FI-Creditors;

   (iv) longer repayment profile for the Bonds and Consolidated and Rescheduled Debts to be issued; and

   (v) reduction in the transaction values of assets to be transferred under the proposed corporate restructuring exercises.

Full details of the Revised Proposed GWRS are set out on pages 64 and 65 of this Annual Report.

b) AMB Venture Sdn Bhd had on 10 November 2000 entered into a conditional Sale and Purchase Agreement and on 9 January 2001 entered into a Supplemental Agreement with Tan Sri William H. J. Cheng and Lion Asiapac Limited ("LAP") to dispose of its 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn Bhd ("ATE"), representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration of:

   (i) SGD15,383,527 (equivalent to approximately RM33.2 million); or

   (ii) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd., an associated company of the Company is completed by 30 September 2001.

c) The distributorship agreement dated 10 May 1995 entered into between the Company and Amsteel Mills Sdn Bhd ("AMSB"), a related company of the Company, in respect of the appointment of the Company as the distributor of the steel products of AMSB had been terminated on 8 August 2001. The termination took effect as of 1 October 2001.

d) The Company had on 1 October 2001 entered into two separate conditional joint-venture agreements with Suzuki Motor Corporation, Japan ("SMC") for the purpose of establishing a strategic alliance between the Company and SMC to assemble and distribute "Suzuki" motorcycles through Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), both wholly-owned subsidiaries of the Company ("Proposed JV").

   In furtherance of the Proposed JV, the Company had on 1 October 2001 entered into two separate conditional share sale agreements for the disposal of 51% equity interest in each of LSM and SAM to SMC for cash consideration of RM1,227,789 and RM26,682,706 respectively.

REVIEW OF OPERATIONS

Steel Trading Division

The performance of the steel division is largely dependent on demand from the property and construction sector. In tandem with the increase in the number of new housing start-ups, during the first half year, demand for steel bars and wire rods rose. The subsequent global economic downturn has largely dampened demand in the property market. However, towards the fourth quarter of the financial year, sales volume moved up marginally as stockists and distributors began to stock up in anticipation of an impending resolution of the ongoing price undercutting for steel bars and wire rods. As a result, for the year under review, revenue was 13% higher at RM769.2 million as against RM681.4 million last year.

The steel trading division will cease operations upon the termination of the steel distributorship agreement with AMSB which took effect from 1 October 2001. The loss of revenue will, however be partly set-off by the Group's acquisition of 100% equity in Silverstone Berhad under the Revised Proposed GWRS.

Motorcycle Division

The Malaysian motorcycle market remained highly competitive amongst the key-players namely Suzuki, Modenas, Honda and Yamaha. Price undercutting, heavy trade promotions and introduction of new superior models were employed by these players to compete for a higher market share. To sustain demand, the division has implemented a series of trade and end-users' promotional activities, such as free service campaigns, test rides and expeditions.

The availability of a cheaper range of motorcycles when the market is liberalised under the Asean Free Trade Area ("AFTA") is expected to have a negative impact on the industry. To ensure the continuous viability of the business in the post AFTA era, the division has taken proactive cost down and productivity improvement measures at both the plant and its marketing company.

The Group has recently entered into an agreement with SMC for it to acquire a majority stake in LSM and SAM. The divestment is expected to benefit the Group as the division would then have access to SMC's technology and at the same time have access to new regional markets.

Our 47.7% associate in China, Nanjing Jincheng Machinery Co Ltd ("NJ") recorded higher sales volume of 375,640 units as compared to 337,919 units in the preceding year. Accordingly, the Group's share of the associated company profit increased to RM6.2 million from a loss of RM24.4 million in the last financial year. The commendable turnaround was largely attributable to efforts made to launch more four-stroke engine models, with emphasis on 125cc range. NJ is planning to split and downsize the non-profitable divisions and concentrate on engine assembly and motorcycle operations only.

Motor Division

The overall market condition for four-wheel drive vehicles remained competitive for the financial year under review. The Group's four-wheel drive automotive division, through Lion Suzuki Motor Sdn Bhd ("Lion Suzuki Motor") reported a lower sales volume with revenue of RM54.6 million. However, the loss was contained as a result of the cost saving exercise carried out by the company.

With the present slow economic growth, Lion Suzuki Motor will be more aggressive in moving towards new market segments to boost its market share in the automotive industry. Towards this end, the division had in September 2001, launched the new 1300cc automatic-drive seven-seater passenger carry van, the Suzuki E-RV. This new Multi-Purpose Vehicle model has been competitively priced and features luxurious and comfortable seating space, sun roof and front and back air-condition blowers. Response from the market since its launch has been overwhelming.

DIVIDENDS

The Board of Directors recommends a first and final dividend of 0.1 sen per share (2000: 0.1 sen per share) less 28% income tax for approval of the shareholders at the forthcoming Annual General Meeting. The total net dividend payable for the financial year, if approved, will amount to RM0.1 million (2000: RM0.1 million).

PROSPECTS

Barring unforeseen circumstances, the Board expects the operating environment of the Group for the next financial year to remain challenging. However, the implementation of the Revised Proposed GWRS is expected to place the Group on a stronger financial footing to face the challenges ahead.

BOARD OF DIRECTORS

On behalf of the Board, I would like to extend a warm welcome to the newly appointed Directors, Mr Phang Wai Yeen, Mr Ngan Yow Chong and Mr Eow Kwan Hoong.

Y. Bhg. Dato' Dr. Lee Chee Kuon and Tuan Haji Mohamad Khalid bin Abdullah resigned from the Board during the year. I would also like to record my sincere appreciation for their invaluable contributions during their tenure of service as Directors of the Company.

ACKNOWLEDGEMENT

On behalf of the Board, I would like to record my appreciation to the Malaysian Government, financiers, business associates, valued customers and shareholders for their continued support and confidence in the Group.

As I will not be seeking re-appointment at the forthcoming Annual General Meeting, I would like to take this opportunity to express my sincere gratitude and appreciation to the members of the Board for their invaluable support and advice during my tenure as Director and Chairman of the Company.

I would also like to thank the management and the staff of Angkasa Marketing Berhad and the operating companies for their hard work, commitment, dedication and contributions to the Group throughout the year.

JEN (B) TAN SRI DATO' ZAIN HASHIM
Chairman

主席报告

我谨代表Angkasa Marketing Berhad董事部欣然提呈本集团和本公司截至2001年6月30日为止的会计年度常年报告和经审核财务报告。

财务表现

在本会计年度下半年，马来西亚的经济成长率急速放缓，对本集团的表现产生不利影响。钢铁贸易部门的营业环境仍然困难，需求减少、削价竞争的现象严重。由于消费者减少开销，我们的电单车和汽车部门的营业额也减少。

在本会计年度，本集团的营业额保持为13亿零吉。不过，税前亏损从上一个年度的1亿5140万零吉增加到本会计年度的2亿2130万零吉，主要因素是一次过的拔备1亿90万零吉，作为脱售一家联号预见的亏损，以及作为因"经修订的整个集团重组计划"所引起的疑账准备。

公司发展

(a) 在2001年10月8日，本集团宣布"经修订的整个集团重组计划"，以使集团的财务合理化及重组其各种业务。在"经修订的整个集团重组计划"的建议下，重要改变如下：

(i) 削减资本；
(ii) 削减发给债权人的债券回酬；
(iii) 免还部份贷款本金；
(iv) 延长重组下发行的债券的偿还期限；及
(v) 调低重组计划下资产较移的成价。

"经修订的整个集团重组计划"的详情，在本常年报告中第64页和第65页列明。

(b) 在2000年11月10日，AMB Venture Sdn Bhd ("AMBV")和丹斯里锺廷森及Lion Asiapac Limited ("LAP")签订一项有条件买卖合约和在2001年1月9日签订一份附加合约，把Angkasa Transport Equipment Sdn Bhd ("ATE")的25,000,000普通股(每股1零吉)出售给LAP。这些股份等于ATE的扩大了股份的约90.81%。出售报酬如下：

(i) 新币15,383,527元(相等于3320万零吉)；或

(ii) 如果该公司的联号安徽江淮汽车底盘有限公司在2001年9月30日成功的挂牌，则出售报酬是新币38,666,795元(相等于8350万零吉)。

(c) 本公司在1995年5月10日和关联企业Amsteel Mills Sdn Bhd ("AMSB")签署，委任本公司经销AMSB生产的钢铁产品的合约在2001年8月8日到期，经销权的终止在2001年10月1日生效。

(d) 本公司在2001年10月1日与日本的Suzuki Motor Corporation ("SMC")签署两份个别有条件合约，由本公司和SMC建立策略联盟，以便通过Lion Suzuki Marketing Sdn Bhd ("LSM")和Suzuki Assemblers Malaysia Sdn Bhd ("SAM")装配和分销"Suzuki"(铃木)牌电单车。那两家公司都是本公司的独资子公司。

为了进一步推动建议中的联营企业，本公司在2001年10日1日分别签署两项有条件买卖合约，把LSM和SAM的各51%股权转让给SMC，分别取得现金1,227,789零吉和26,682,706零吉。

业务检讨

钢铁贸易部

钢铁部的表现，主要依赖产业与建筑业的需求。在本会计年度的上半年，新推展的建屋计划增加，导致对钢条和钢丝(盘元)的需求增加。较后的全球性经济减缓，造成产业市场的需求受到打击。不过，在本会计年度第四季，销售量微增，因为囤货者和经销商预料目前钢条和钢丝(盘元)的削价战快将结束。结果全年的营业额增加13%，达到7亿6920万零吉，上一个会计年度的营业额是6亿8140万零吉。

在本公司和AMSB的钢铁分销合约的终止在2001年10月1日生效后，钢铁贸易部将停止营业。不过，这方面的营业损失，将由在"经修订的整个集团重组计划"之下，本集团获得Silverstone Berhad的100%股权而获得部分弥补。

电单车部

马来西亚的电单车市场仍然高度竞争，主要牌子即Suzuki (铃木)、Modenas、Honda及Yamaha。这些公司通过削价、大量促销以及引进新的优质款式电单车，以争夺更大的市场份额。为了促进需求，这个部门举办一系列促销活动，诸如免费检修服务、试驾以及探险等。

在东合自由贸易区计划下开放市场，将使电单车变得更便宜，对这个行业产生不利影响。为了确保在东合自由贸易区实行后，这个部门的业务仍然能够生存，这个部门在其工厂及行销公司采取前瞻性削减成本及提高生产力的措施。

本集团最近和SMC签订合同，让它接管LSM和SAM的大部分股权。预料这项脱售将使本集团受惠，因为电单车部能够获得SMC的工艺，同时能够把电单车出口到本区域的新市场。

本公司拥有47.7%股权的中国联号南京金城机械有限公司(南京金城)的销售量增加，达到375,640套；上一个会计年度是337,919套。这样一来，本集团从该联号获得的利润是620万零吉，上一个年度是亏损2440万零吉。这项令人鼓舞的转变，主要是由于推出更多四程款式电单车，尤其是125CC的系列。南京金城打算把无利可图的部门拆离或缩小，集中在装配引擎和电单车业务。

车辆部

在本会计年度，四轮驱动车的市场仍然具竞争性。本集团的四轮驱动车部，Lion Suzuki Motor Sdn Bhd ("Lion Suzuki Motor")的销售量减少，营业额共5460万零吉。不过，由于该公司采取的节省成本的措施获得成功，亏损受到控制。

在目前经济成长放缓的情况下，Lion Suzuki Motor更积极要打入新的市场环节，以扩大它在汽车市场的份额。为了达到这个目标，该部门在2001年9月推出新式的1300CC自动牙七个座位小型客货车，取名SUZUKI E-RV。这种新款多用途车辆价格具竞争性，有豪华和舒适的座位，有可开启的遮阳蓬顶，前后都有冷气吹风器。在推出之后，市场反应良好。

股息

董事部欣然建议派发一次过终期股息每股0.1仙扣除28%所得税(2000年度每股0.1仙扣除28%所得税)以及必须获得行将召开的股东大会批准。如果获得批准，本会计年度的净股息将是10万零吉(2000年度10万零吉)。

展望

董事部预测，除非有预想不到的情况，本集团在下一个会计年度的营业环境仍然困难。不过，履行建议中"经修订的整个集团重组计划"，预料将使本集团处在更强的财务地位，以面对未来的挑战。

董事部

我仅代表董事部，热烈欢迎我们新委任的董事，彭伟轩先生，颜友将先生以及邹坤鸿先生。

拿督李志强博士以及Tuan Haji Mohamad Khalid bin Abdullah已于本年度辞去董事一职。我借此机会感谢他们任职期间对公司的贡献。

鸣谢

我代表董事部，感谢马来西亚政府、银行、商业伙伴、客户及股东，继续支持本集团及对本集团有信心。

在来届股东大会，我将不寻求被委任，我借此机会真诚感谢董事们给予宝贵的支持和意见。

我也要感谢Angkasa Marketing Berhad及其附属公司的管理层和职员在我任职期间任劳任怨的工作，及对本集团作出贡献。

主席
JEN (B) TAN SRI DATO' ZAIN HASHIM

FINANCIAL STATEMENTS 2001

For The Financial Year Ended 30 June 2001

DIRECTORS' REPORT

The Directors hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company consist of investment holding and the sale and distribution of steel products. The principal activities of its subsidiary companies are shown in Note 12 to the financial statements.

There have been no significant changes in the activities of the Company and of its subsidiary companies during the financial year.

Subsequent to the financial year end, the Company ceased its activity in the sale and distribution of steel products.

FINANCIAL RESULTS

	GROUP RM'000	COMPANY RM'000
Loss after taxation	(225,219)	(147,541)
Loss attributable to minority interests	27,066	-
Loss attributable to shareholders of the Company	(198,153)	(147,541)

DIVIDEND

The Directors recommend a first and final dividend of 0.1 sen per share (less 28% income tax) in respect of the financial year ended 30 June 2001 amounting to RM106,165.

The Company has paid a first and final dividend of 0.1 sen per share (less 28% income tax) in respect of the financial year ended 30 June 2000 and included in the previous Directors' report amounting to RM106,165.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the notes to the financial statements.

DIRECTORS

The Directors who have served since the date of the last report are:

Jen (B) Tan Sri Dato' Zain Hashim	
Tan Sri William H.J. Cheng	
Tan Sri Dato' Jaffar bin Abdul	
Datuk Cheng Yong Kim	
Dato' Dr Lee Chee Kuon	(Resigned on 5.6.2001)
Dato' Haji Hashim bin Saad	
Haji Mohamad Khalid bin Abdullah	(Resigned on 5.6.2001)
Eow Kwan Hoong	(Appointed on 5.6.2001)

In accordance with Article 83 of the Company's Articles of Association, Mr Eow Kwan Hoong retires by rotation and, being eligible, offers himself for re-election.

In accordance with Article 101 of the Company's Articles of Association, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul retires by rotation and, being eligible, offers himself for re-election.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive any benefit (other than those disclosed as Directors' remuneration in the financial statements) by reason of a contract made by the Company or a related corporation with any Director or with a firm of which a Director is a member or with a company in which a Director has a substantial financial interest save and except for benefit which may be deemed to have arisen by virtue of transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 28 to the financial statements.

Neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

DIRECTORS' INTERESTS

The Directors' interests in shares in the Company are as follows:

	Number of ordinary shares			
	As at 1.7.2000	**Additions**	**Disposals**	**As at 30.6.2001**
Direct interest in shares				
Jen (B) Tan Sri Dato' Zain Hashim	220,625	-	-	220,625
Tan Sri William H.J. Cheng	20,000	-	-	20,000
Datuk Cheng Yong Kim	205,650	-	-	205,650

	Number of ordinary shares			
	As at 1.7.2000	**Additions**	**Disposals**	**As at 30.6.2001**
Indirect interest in shares				
Tan Sri William H.J. Cheng	87,892,150	-	-	87,892,150
Datuk Cheng Yong Kim	87,799,350	-	-	87,799,350

The Directors' interests in shares in related companies are as follows:

Direct interest in shares

	Nominal value per ordinary share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Jen (B) Tan Sri Dato' Zain Hashim					
Amsteel Corporation Berhad	RM0.50	265,808	-	-	265,808
Chocolate Products (Malaysia) Berhad	RM0.50	35,600	-	-	35,600
Lion Land Berhad	RM1.00	29,969	-	-	29,969
Posim Berhad	RM1.00	2,000	-	-	2,000
Silverstone Berhad	RM1.00	9,320	-	-	9,320
Tan Sri William H.J. Cheng					
Lion Land Berhad	RM1.00	1,680	-	-	1,680
Datuk Cheng Yong Kim					
Amsteel Corporation Berhad	RM0.50	435,000	-	-	435,000
Lion Land Berhad	RM1.00	591,586	-	-	591,586
Silverstone Berhad	RM1.00	1,579,260	-	-	1,579,260

	Nominal value per ordinary share	As at 5.6.2001	Number of shares Additions	Disposals	As at 30.6.2001
Eow Kwan Hoong					
Silverstone Berhad	RM1.00	96,000	-	-	96,000

Indirect interest in shares

	Nominal value per ordinary share	As at 1.7.2000	Number of shares Additions	Disposals	As at 30.6.2001
Jen (B) Tan Sri Dato' Zain Hashim					
Silverstone Berhad	RM1.00	180,000	-	-	180,000

Indirect interest in shares	Nominal value per ordinary share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Akurjaya Sdn Bhd	RM1.00	63,500,000	-	-	63,500,000
Ambang Maju Sdn Bhd	RM1.00	70,000	-	-	70,000
Amsteel Securities (M) Sdn Bhd	RM1.00	155,000,000	-	-	155,000,000
Avenel Sdn Bhd	RM1.00	100,000,000	-	-	100,000,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	-	-	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	-	-	25,000
Crystavel Sdn Bhd	RM1.00	998	-	-	998
Chocolate Products (Malaysia) Berhad	RM0.50	233,545,501	-	1,120,000	232,425,501
Davids Warehousing Sdn Bhd (under Voluntary Liquidation)	RM1.00	4,080,000	-	-	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	-	-	5,252
Excellent Strategy Sdn Bhd	RM1.00	18,000,000	-	18,000,000	-
Hiap Joo Chong Realty Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Kobayashi Optical Sdn Bhd	RM1.00	700,000	-	-	700,000
Lion Gateway Parade Sdn Bhd	RM1.00	255,000	-	255,000	-
Lion Mahkota Parade Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	-	-	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	-	-	8,000,000
Lion Seremban Parade Sdn Bhd	RM1.00	7,000	-	-	7,000
LLB Damai Holdings Sdn Bhd	RM1.00	3,300,000	1,015,385	-	4,315,385
LLB Enterprise Sdn Bhd	RM1.00	690,000	-	-	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	-	-	4,050,000
Marvenel Sdn Bhd	RM1.00	100	-	-	100
Ototek Sdn Bhd	RM1.00	1,050,000	-	-	1,050,000
Posim Berhad	RM1.00	179,664,471	232,000	1,408,300	178,488,171
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	-	-	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	-	-	7,525,324,120
Salient Care Sdn Bhd	RM1.00	1,400,000	-	-	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	-	-	5,100,000
Secomex Manufacturing (M) Sdn Bhd	RM1.00	255,000	-	-	255,000
Soga Sdn Bhd	RM1.00	4,332,078	-	-	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	-	-	99,750
Visionwell Sdn Bhd	RM1.00	16,000,000	-	-	16,000,000
Chocolate Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Cornelian Star (S) Pte Ltd	SGD1.00	100	-	-	100
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Lion Asia Investment Pte Ltd	SGD1.00	27,225,000	-	-	27,225,000
Lion Biotech Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	-	-	9,500,000
Parkson Glomart Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Parkson Investment Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Parkson Management Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Parkson Supplies Pte Ltd	SGD1.00	100	-	-	100
Parkson Venture Pte Ltd	SGD1.00	14,800,000	-	-	14,800,000
Willet Investment Pte Ltd	SGD1.00	45,954,450	-	-	45,954,450
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	-	-	9,350,000
P T Kebunaria	Rp1million	14,000	-	-	14,000
Hamba Research & Development Co Ltd	NT$10.00	980,000	-	-	980,000

Indirect interest in shares

Tan Sri William H.J. Cheng
Datuk Cheng Yong Kim

	Nominal value per preference share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Lion Mahkota Parade Sdn Bhd	RM0.01	400,000	-	-	400,000
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	-	-	8,400,000

	Nominal value per deferred share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	-	-	146,000,000

Investments in China	**Currency**	**As at 1.7.2000**	**Additions**	**Disposals**	**As at 30.6.2001**
Beijing Future Century E-business Co Ltd	Rmb	-	600,000	-	600,000
Beijing Parkson Light Industry Development Co Ltd	USD	12,700,000	-	-	12,700,000
Beijing Trostel Property Development Co Ltd	USD	6,650,000	-	-	6,650,000
Beijing Vochelle Foodstuff Co Ltd	USD	3,080,000	-	-	3,080,000
Chongqing Wang Yu Parkson Plaza Co Ltd	Rmb	14,000,000	-	-	14,000,000
Dalian Tianhe Parkson Shopping Center Co Ltd	Rmb	60,000,000	-	-	60,000,000
Dong Feng Lion Tyre Co Ltd	Rmb	247,638,417	-	-	247,638,417
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	-	-	2,313,982
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	Rmb	45,416,040	-	-	45,416,040
Hubei Jinlongquan Brewery Co Ltd	USD	17,988,000	-	-	17,988,000
Hubei Jinlong Shenshui Brewery Co Ltd	Rmb	10,000,000	-	-	10,000,000
Hubei Lion Brewery Co Ltd	USD	17,993,990	-	-	17,993,990
Hunan DEbier Brewery Co Ltd	Rmb	132,000,000	-	-	132,000,000
Jiangsu DEbier Brewery Co Ltd	USD	6,587,927	37,074	-	6,625,001
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	-	-	60,000,000
Lion Brewing Group Co Ltd	USD	12,677,000	-	-	12,677,000
Mianyang Fulin Parkson Plaza Co Ltd	Rmb	15,000,000	-	-	15,000,000
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	-	-	6,750,000
Pingyang Lion Beer Co Ltd	USD	2,585,000	-	-	2,585,000
Shandong DEbier Brewery Co Ltd	Rmb	36,000,000	-	-	36,000,000
Shanghai Hengda Parkson Department Store Co Ltd (under liquidation)	USD	2,410,118	-	-	2,410,118
Shanghai Lion Food Industry Co Ltd	USD	14,068,200	-	-	14,068,200
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	-	-	3,690,000
Sichuan Hezheng Parkson Plaza Co Ltd	USD	4,168,645	-	-	4,168,645
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	-	-	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd	USD	10,878,944	-	-	10,878,944

Indirect interest in shares

	Currency	As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng					
Datuk Cheng Yong Kim					
Investments in China					
Wuhan Fortune Motor Co Ltd	USD	6,000,000	-	-	6,000,000
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	-	-	1,225,000
Wuxi Sanyang Parkson Plaza Co Ltd	USD	10,839,396	-	-	10,839,396
Wuxi Top Absorber Co Ltd	USD	6,600,000	-	-	6,600,000
Xian Lucky King Parkson Plaza Co Ltd	Rmb	16,579,917	-	-	16,579,917
Yangzhou Parkson Plaza Co Ltd	USD	4,281,843	-	-	4,281,843
Zhu Zhou DEbier Brewery Co Ltd	Rmb	65,158,427	-	-	65,158,427

	Nominal value per ordinary share	Number of shares			
		As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Tan Sri William H.J. Cheng					
Amsteel Corporation Berhad	RM0.50	491,702,886	498,000	20,689,000	471,511,886
Lion Land Berhad	RM1.00	346,447,285	-	3,364,000	343,083,285
Silverstone Berhad	RM1.00	149,903,535	161,070	161,070	149,903,535
Brewood Investment Pte Ltd	SGD1.00	100	-	-	100
Croydon Investment Pte Ltd	SGD1.00	100	-	-	100
Dawson Investment Pte Ltd	SGD1.00	100	-	-	100
Farringdon Investment Pte Ltd	SGD1.00	100	-	-	100
Limerick Investment Pte Ltd	SGD1.00	100	-	-	100
Lion Jianmin Pte Ltd	SGD1.00	1,000	-	-	1,000
Silverstone Tyre (S) Pte Ltd	SGD1.00	31,750,100	-	-	31,750,100

	Nominal value per preference share	Number of shares			
		As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Hy-Line Berhad	RM1,000	2,526	-	21	2,505

	Nominal value per ordinary share	Number of shares			
		As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Datuk Cheng Yong Kim					
Amsteel Corporation Berhad	RM0.50	471,886,826	-	18,193,000	453,693,826
Lion Land Berhad	RM1.00	333,523,407	-	3,364,000	330,159,407
Silverstone Berhad	RM1.00	149,228,512	161,070	161,070	149,228,512
Brewood Investment Pte Ltd	SGD1.00	70	-	-	70
Croydon Investment Pte Ltd	SGD1.00	70	-	-	70
Dawson Investment Pte Ltd	SGD1.00	70	-	-	70
Farringdon Investment Pte Ltd	SGD1.00	70	-	-	70
Limerick Investment Pte Ltd	SGD1.00	70	-	-	70
Lion Jianmin Pte Ltd	SGD1.00	600	-	-	600
Silverstone Tyre (S) Pte Ltd	SGD1.00	25,400,080	-	-	25,400,080

	Nominal value per preference share	Number of shares As at 1.7.2000	Additions	Disposals	As at 30.6.2001
Datuk Cheng Yong Kim					
Hy-Line Berhad	RM1,000	2,511	-	21	2,490

In addition to the above, the following Directors are deemed to have an interest in shares of the related companies, by virtue of the options granted to them pursuant to the respective Executive Share Option Schemes to the extent as follow:

	Options over ordinary shares of RM0.50 each As at 1.7.2000	Granted	Exercised	As at 30.6.2001
Amsteel Corporation Berhad				
Jen (B) Tan Sri Dato' Zain Hashim	-	175,000	-	175,000

	Options over ordinary shares of RM1.00 each As at 1.7.2000	Granted	Exercised	As at 30.6.2001
Lion Land Berhad				
Datuk Cheng Yong Kim	175,000	-	-	175,000

Other than as disclosed above, the Directors of the Company do not have any other interest in the shares of the Company or its related companies.

EXECUTIVE SHARE OPTION SCHEME ("ESOS")

The ESOS for the eligible executives and executive directors of the Group became effective on 16 May 2000 and will expire on 15 May 2005.

The main features of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	Subscription price per share	Balance as at 1.7.2000	Granted	Exercised	Lapsed	No. of shares unissued as at 30.6.2001
24.5.2000	RM1.00	4,305,000	-	-	2,251,000	2,054,000

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain the action taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their value as shown in the accounting records have been written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or the financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liabilities of any other person; or

(b) except as disclosed in the notes to the financial statements, any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

Except as disclosed in the notes to the financial statements, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors:

(a) except as disclosed in the financial statements, the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

AUDITORS

The auditors, Ong Boon Bah & Co, have indicated their willingness to continue in office.

On behalf of the Board

TAN SRI WILLIAM H.J. CHENG
Director

DATUK CHENG YONG KIM
Director

Kuala Lumpur
29 October 2001

INCOME STATEMENTS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

		GROUP		COMPANY	
	Note	2001	2000	2001	2000
Amounts in RM'000					
Revenue	4	**1,296,413**	1,292,850	**769,244**	681,367
Other operating income		**36,782**	43,160	**34,530**	195,537
(Decrease)/increase in inventories of finished goods and work-in-progress		**(25,858)**	16,738	-	-
Purchase of finished goods		**(805,282)**	(751,337)	**(760,441)**	(673,431)
Raw materials and consumables used		**(380,890)**	(459,948)	-	-
Staff costs		**(40,811)**	(43,839)	**(7,246)**	(7,695)
Depreciation and amortisation expenses		**(38,737)**	(30,636)	**(1,741)**	(2,320)
Provision for losses arising from Revised Proposed Group Wide Restructuring Scheme	5	**(100,900)**	-	**(120,900)**	-
Other operating expenses		**(82,041)**	(98,810)	**(2,917)**	(8,142)
(Loss)/profit from operations		**(141,324)**	(31,822)	**(89,471)**	185,316
Finance costs	6	**(94,663)**	(99,059)	**(58,390)**	(56,945)
(Loss)/profit before share in results of associated companies		**(235,987)**	(130,881)	**(147,861)**	128,371
Share in results of associated companies		**14,657**	(20,551)	-	-
(Loss)/profit before taxation	7	**(221,330)**	(151,432)	**(147,861)**	128,371
Taxation	8	**(3,889)**	3,656	**320**	(1,742)
(Loss)/profit after taxation		**(225,219)**	(147,776)	**(147,541)**	126,629
Loss attributable to minority interests		**27,066**	41,528	-	-
(Loss)/profit attributable to shareholders of the Company		**(198,153)**	(106,248)	**(147,541)**	126,629
Loss per share (sen)	10				
- Basic		**134**	72		
- Fully diluted		**134**	72		

The accompanying notes form an integral part of the financial statements.

BALANCE SHEETS

AS AT 30 JUNE 2001

		GROUP		COMPANY	
	Note	2001	2000	2001	2000
Amounts in RM'000					
PROPERTY, PLANT AND EQUIPMENT	11	**677,793**	700,963	**5,750**	7,467
SUBSIDIARY COMPANIES	12	**-**	-	**104,200**	90,970
ASSOCIATED COMPANIES	13	**368,107**	320,905	**-**	20,000
INVESTMENTS	14	**10,477**	22,211	**8,709**	8,709
DEFERRED EXPENDITURE	15	**1,648**	2,887	**-**	-
GOODWILL ON CONSOLIDATION	16	**21,124**	22,127	**-**	-
CURRENT ASSETS					
Inventories	17	**166,517**	200,105	**-**	-
Trade and other receivables	18	**711,244**	829,084	**844,061**	904,092
Short term deposits with financial institutions	19	**100,523**	125,417	**84,359**	27,303
Cash and bank balances		**40,557**	33,111	**3,639**	1,318
		1,018,841	1,187,717	**932,059**	932,713
CURRENT LIABILITIES					
Trade and other payables	20	**690,725**	635,631	**374,430**	291,544
Short term borrowings	21	**1,053,937**	1,111,818	**486,801**	496,330
Taxation		**68,215**	93,638	**-**	-
Provision for liabilities	22	**65,290**	-	**65,290**	-
Proposed dividend		**106**	106	**106**	106
		1,878,273	1,841,193	**926,627**	787,980
NET CURRENT (LIABILITIES)/ASSETS		**(859,432)**	(653,476)	**5,432**	144,733
		219,717	415,617	**124,091**	271,879
Financed by:					
SHARE CAPITAL	23	**147,451**	147,451	**147,451**	147,451
RESERVES	24	**(99,522)**	84,490	**(24,139)**	123,508
SHAREHOLDERS' FUNDS		**47,929**	231,941	**123,312**	270,959
MINORITY INTERESTS		**152,633**	180,849	**-**	-
LONG TERM BORROWINGS	25	**18,369**	1,900	**-**	-
DEFERRED PAYABLES	26	**180**	-	**180**	-
DEFERRED TAXATION	27	**606**	927	**599**	920
		219,717	415,617	**124,091**	271,879
Net tangible assets per share (sen)		**17**	140		

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

GROUP

Amounts in RM'000	Share capital	Share premium	Translation reserves	Others	Accumulated profits/(losses)	Total
Balance at 30 June 1999	147,451	72,810	123,214	4,304	16,297	364,076
Net loss for the financial year	-	-	-	-	(106,248)	(106,248)
Dividend (Note 9)	-	-	-	-	(106)	(106)
Transferred to capital reserve	-	-	-	199	(199)	-
Amortisation of reserve on consolidation	-	-	-	(140)	-	(140)
Translation loss on net equity of foreign subsidiary companies	-	-	(7,572)	-	-	(7,572)
Share in post-acquisition reserves of associated companies	-	-	(17,265)	-	-	(17,265)
Others	-	-	-	(804)	-	(804)
Net losses not recognised in consolidated income statement	-	-	(24,837)	(944)	-	(25,781)
Balance at 30 June 2000	147,451	72,810	98,377	3,559	(90,256)	231,941
Net loss for the financial year	-	-	-	-	(198,153)	(198,153)
Dividend (Note 9)	-	-	-	-	(106)	(106)
Transferred to capital reserve	-	-	-	39	(39)	-
Amortisation of reserve on consolidation	-	-	-	(140)	-	(140)
Translation loss on net equity of foreign subsidiary companies	-	-	(3,863)	-	-	(3,863)
Share in post-acquisition reserves of associated companies	-	-	18,250	-	-	18,250
Net gains/(losses) not recognised in consolidated income statement	-	-	14,387	(140)	-	14,247
Balance at 30 June 2001	147,451	72,810	112,764	3,458	(288,554)	47,929

The accompanying notes form an integral part of the financial statements.

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

COMPANY

Amounts in RM'000	Share capital	Share premium	Accumulated (losses)/profits	Total
Balance at 30 June 1999	147,451	72,810	(75,825)	144,436
Net profit for the financial year	-	-	126,629	126,629
Dividend (Note 9)	-	-	(106)	(106)
Balance at 30 June 2000	147,451	72,810	50,698	270,959
Net loss for the financial year	-	-	(147,541)	(147,541)
Dividend (Note 9)	-	-	(106)	(106)
Balance at 30 June 2001	147,451	72,810	(96,949)	123,312

CONSOLIDATED CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

Amounts in RM'000	Note	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss before taxation		**(221,330)**	(151,432)
Adjustments for non-cash items, interests and dividends	32(a)	**211,943**	152,501
Operating (loss)/profit before working capital changes		**(9,387)**	1,069
Decrease/(increase) in inventories		**32,056**	(1,140)
Decrease in trade and other receivables		**52,456**	126,296
Decrease in amount due to a related company		**(24,788)**	(17,835)
Increase/(decrease) in trade and other payables		**8,301**	(126,982)
Cash generated from/(used in) operations		**58,638**	(18,592)
Tax refunded-net		**6,193**	1,702
Interest paid		**(25,446)**	(31,781)
Interest received		**7,217**	9,286
Net cash inflow/(outflow) from operating activities		**46,602**	(39,385)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	32(b)	**(4,461)**	(9,084)
Purchase of an associated company		**(16,865)**	-
Purchase of investment		**-**	(1,020)
Proceeds from disposal of property, plant and equipment		**886**	908
Proceeds from disposal of associated companies		**-**	63,970
Net cash flow on dilution of investment in a subsidiary company	32(c)	**(5,569)**	-
Net cash flow from acquisition of subsidiary companies	33(a)	**(5)**	-
Increase in amount due from associated companies		**2,023**	11,384
Dividend received from quoted investments		**2**	-
Deferred expenditure incurred		**-**	(1,270)
Increase in amount due from related companies		**9,268**	(30,064)
Increase in amount due from ultimate holding company		**(446)**	(7,485)
Net cash (outflow)/inflow from investing activities		**(15,167)**	27,339
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid to shareholders of the Company		**(106)**	(106)
Dividend paid to minority interests		**-**	(824)
Net (repayment of)/proceeds from short term borrowings		**(47,240)**	97,804
Repayment of term loans		**(8,379)**	(115,286)
Term loan raised		**28,545**	-
Repayment of hire purchase payables		**(357)**	-
Decrease in amount due to related companies		**(13,853)**	(4,359)
Increase/(decrease) in amount due to associated companies		**6,886**	(12,990)
Decrease/(increase) in short term deposits earmarked for bonds redemption		**7,680**	(65,300)
Net cash outflow from financing activities		**(26,824)**	(101,061)
Effects of exchange rate changes on cash and cash equivalents		**(41)**	81
Net increase/(decrease) in cash and cash equivalents		**4,570**	(113,026)
Cash and cash equivalents at beginning of the financial year		**50,526**	163,552
Cash and cash equivalents at end of the financial year	32(d)	**55,096**	50,526

CASH FLOW STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2001

	Note	2001	2000
Amounts in RM'000			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net (loss)/profit before taxation		**(147,861)**	128,371
Adjustments for non-cash items, interests and dividends	32(a)	**147,831**	(131,967)
Operating loss before working capital changes		**(30)**	(3,596)
Increase in trade and other receivables		**(3,088)**	(10,172)
Decrease in amount due to a related company		**(24,789)**	(17,835)
Increase/(decrease) in trade and other payables		**24,368**	(5,197)
Cash used in operations		**(3,539)**	(36,800)
Tax refunded-net		**13,280**	4,418
Interest paid		**(233)**	(362)
Interest received		**4,468**	3,461
Net cash inflow/(outflow) from operating activities		**13,976**	(29,283)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	32(b)	**(65)**	(40)
Subscription for additional shares in subsidiary companies		**(13,230)**	-
Proceeds from disposal of property, plant and equipment		**556**	501
Proceeds from disposal of subsidiary companies		**-**	451,197
Dividend received from quoted investments		**1**	1
Decrease/(increase) in amount due from subsidiary companies		**66,344**	(474,182)
Decrease in amount due from an associated company		**36**	-
Decrease/(increase) in amount due from related companies		**2,233**	(561)
(Increase)/decrease in amount due from ultimate holding company		**(25,929)**	4,834
Net cash inflow/(outflow) from investing activities		**29,946**	(18,250)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividend paid to shareholders of the Company		**(106)**	(106)
Repayment of term loan		**-**	(38,647)
Net repayment of short term borrowings		**(1,745)**	(17,696)
Net repayment of hire purchase payables		**(273)**	(726)
Increase/(decrease) in amount due to subsidiary companies		**39,019**	(2,347)
Decrease in amount due to related companies		**(13,656)**	(18,256)
Increase in short term deposits earmarked for bonds redemption		**(57,160)**	-
Net cash outflow from financing activities		**(33,921)**	(77,778)
Net increase/(decrease) in cash and cash equivalents		**10,001**	(125,311)
Cash and cash equivalents at beginning of the financial year		**(6,482)**	118,829
Cash and cash equivalents at end of the financial year	32(d)	**3,519**	(6,482)

NOTES TO THE FINANCIAL STATEMENTS

30 JUNE 2001

All amounts in RM'000 unless otherwise stated.

1. GOING CONCERN

The Group incurred a loss after taxation and minority interests of RM198.15 million during the financial year ended 30 June 2001. At that date, current liabilities of the Group exceeded current assets by RM859.43 million. As disclosed in Notes 21 and 25 to the financial statements, the Group and the Company have not serviced some of its principal borrowings and interest charges.

As disclosed in the previous Directors' Report, the Board of Directors had approved a Group Wide Restructuring Scheme which will involve the restructuring of the Group's and the Company's debts and rationalisation of the Group structure whereby core businesses would be redefined and non-core businesses would be divested ("Initial Proposed GWRS"). In addition, certain subsidiary companies are presently re-negotiating with their bankers to extend the repayment schedules on existing term loans.

However, subsequent to the aforesaid, it became apparent that the growth of the Malaysian economy had reduced significantly and the economy faces the prospect of further slow down, due to the stronger than expected deceleration of growth in the economy of the United States of America, the continuing weakness of the Japanese economy and the uncertainties facing the global financial markets.

The weaker domestic economy had led to less favourable operating conditions which have necessitated a downward revision in the projected future cash flows from the key operating companies and projected divestment proceeds from the sale of non-peripheral assets, which are key sources of cash flows to support the proposed repayment of the debts to be restructured. Further, the level of indebtedness owing by the scheme companies whose debts are to be restructured has increased as a result of accruing interest.

In view of the foregoing, the following revisions have been made to the structure and terms of the various debt restructuring, asset divestment and corporate restructuring exercises proposed earlier under the Initial Proposed GWRS ("Revised Proposed GWRS"):

(i) reduction of the share capital;
(ii) reduction in the yield-to-maturity applicable to the Bonds and Consolidated and Rescheduled Debts to be issued to affected financial institution creditors ("FI-Creditors");
(iii) waiver of certain principal portion of the Outstanding Principal Amounts by the affected FI-Creditors;
(iv) longer repayment profile for the Bonds and Consolidated and Rescheduled Debts to be issued; and
(v) reduction in the transaction values of assets to be transferred under the proposed corporate restructuring exercises.

The Directors are of the opinion that the restructuring scheme referred to above will be successfully implemented and the subsidiary companies will be able to obtain extended repayment schedules on existing term loans from their bankers. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and of the Company on a going concern basis. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets amounts or to amounts and classification of liabilities that may be necessary if the Group and the Company is unable to continue as a going concern.

2. BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention and comply with applicable approved accounting standards issued by Malaysian Accounting Standards Board (MASB) and the provisions of the Companies Act, 1965.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. Subsidiary companies are consolidated using the acquisition method of accounting.

Under the acquisition method of accounting, the results of subsidiary companies acquired or disposed of during the year are included from the date of acquisition up to the date of disposal. At the date of acquisition, the fair values of the subsidiary companies' net assets are determined and these values are reflected in the consolidated financial statements. The difference between the acquisition cost and the fair values of the subsidiary companies' net assets is reflected as goodwill or reserve on consolidation.

Goodwill or reserve on consolidation are amortised over a period of twenty five years.

(b) ASSOCIATED COMPANIES

Investment in associated companies are accounted for in the consolidated financial statements by the equity method of accounting. Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Equity accounting policies involves recognising in the income statement the Group's share in the results of associated companies for the financial year. The Group's investments in associated companies are carried in the balance sheet at an amount that reflects its share of the net assets of the associated companies and includes goodwill on acquisition. Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(c) PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost less accumulated depreciation except for freehold land and capital work-in-progress which are stated at cost.

Freehold land and capital work-in-progress are not amortised. Leasehold land is amortised over the period of the lease.

Depreciation of other property, plant and equipment are provided on the straight line basis to write off the cost of each asset over its estimated useful life as set out below:

Buildings	50 years
Leasehold land	20 - 50 years
Plant and machinery	5 - 20 years
Moulds and assembly equipment	1 - 5 years
Furniture and equipment	5 - 10 years
Motor vehicles	5 - 10 years

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

(d) DEFERRED EXPENDITURE

Deferred expenditure comprises proprietary technology and patents and land occupancy rights.

Proprietary technology and patents and land occupancy rights are stated at cost and are amortised on a straight line basis calculated to write off their cost over the expected period of future benefit which is estimated at 10 to 50 years.

(e) DEFERRED TAXATION

Provision is made, on the liability method, for taxation deferred by capital allowances and other timing differences, except where the tax effects of such timing differences are not expected to reverse in the foreseeable future.

Deferred tax benefits are recognised only if there is a reasonable expectation of their realisation.

(f) INVENTORIES

Inventories are valued at the lower of cost and net realisable value. Cost consists of, where relevant, direct materials, direct labour, direct overheads and appropriate proportions of production overheads and is determined on a weighted average basis or by first-in first-out basis or by specific identification.

(g) INVESTMENTS

Investment in subsidiary and associated companies and other investments are stated at cost and a provision is made when the Directors are of the opinion that there is a permanent diminution in value.

(h) FOREIGN CURRENCY

Transactions in foreign currencies are converted into Ringgit Malaysia at the rates of exchange ruling at the transaction dates or at contracted dates where applicable. Monetary assets and liabilities in foreign currencies at the financial year end are translated into Ringgit Malaysia at the rates of exchange ruling at that date. All exchange differences are included in the income statements.

Assets and liabilities of overseas subsidiaries, denominated in foreign currencies, are translated into Ringgit Malaysia at the exchange rates ruling at the financial year end. Results of operations of those foreign entities are translated at an average rate for the financial year which best approximates the exchange rates at the dates of the transaction. Exchange differences arising from the restatement at financial year end rates of the opening net investments in overseas subsidiaries are dealt with through reserves.

Goodwill and fair value adjustments arising on the acquisition of foreign subsidiary companies are treated as assets and liabilities of the Group and translated at exchange rate ruling at the date of the transaction.

The closing rates of exchange of the foreign currencies applicable in the preparation of the financial statements were as follows:

	2001	2000
US Dollar	3.800	3.800
Singapore Dollar	2.073	2.183
Chinese Renminbi	0.4591	0.4589
Taiwan Dollar	0.1103	0.1238

(i) **REVENUE RECOGNITION**

Revenue from sale of goods or services is recognised when the goods are delivered or performance of services.

(j) **RECEIVABLES**

Specific provisions are made for receivables which have been identified as bad or doubtful. In addition, general provisions are made to cover possible losses which are not specifically identified.

(k) **FINANCE LEASE/HIRE PURCHASE**

Property, plant and equipment acquired under finance leases/hire purchase are capitalised and depreciated in accordance with the depreciation policy set out in Note 3(c). Outstanding obligations under finance lease/hire purchase are included as liabilities. Finance charges arising from finance leases/hire purchase are allocated to the income statements over the periods of the leases/hire purchase on the 'sum-of-digits' basis.

(l) **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents comprise cash at bank and in hand, bank overdraft, demand deposit and other short-term and highly liquid investments which are readily convertible to cash with insignificant risk of changes in value.

For the purposes of the cash flow statements, cash and cash equivalents consist of cash in hand and at bank, deposits with financial institutions (other than those earmarked for bonds redemption) and bank overdrafts.

4. REVENUE

Revenue of the Group represents the invoiced value of goods sold net of returns and allowances and fees from training courses and other services.

Revenue of the Company represents the invoiced value of goods sold net of returns and allowances.

Analysis of revenue is as follows:

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Sales of goods	**1,294,843**	1,292,175	**769,244**	681,367
Fees from training courses and other services	**1,570**	675	**-**	-
	1,296,413	1,292,850	**769,244**	681,367

5. PROVISION FOR LOSSES ARISING FROM REVISED PROPOSED GROUP WIDE RESTRUCTURING SCHEME

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Provision for doubtful debts on amount due from ultimate holding company	**33,520**	-	**33,520**	-
Provision for doubtful debts on other receivables	**2,090**	-	**2,090**	-
Provision for diminution in value of an associated company	**-**	-	**20,000**	-
Provision for foreseeable loss on divestment of an associated company	**65,290**	-	**65,290**	-
	100,900	-	**120,900**	-

6. FINANCE COSTS

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Interest expenses on:				
Subsidiary company balances	**-**	-	**271**	428
Related company balances	**13,709**	14,720	**13,709**	14,720
Term loan	**71,785**	74,607	**39,890**	37,213
Bank overdrafts	**424**	510	**14**	16
Others	**8,745**	9,222	**4,506**	4,568
	94,663	99,059	**58,390**	56,945

7. (LOSS)/PROFIT BEFORE TAXATION

(Loss)/profit before taxation is arrived at:

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
After charging:				
Depreciation	**37,599**	29,315	**1,741**	2,320
Directors' remuneration:				
Fees	**108**	73	**100**	64
Other emoluments	**95**	95	**95**	95
Benefits in kind	**19**	19	**19**	19
Overprovision of fees in prior years	**(3)**	-	-	-
Auditors' remuneration:				
Current year provision	**200**	257	**28**	28
Under/(Over) provision in prior year	**1**	-	-	(2)
Rental of land and buildings to:				
Related companies	**487**	376	-	-
Others	**644**	722	**117**	123
Lease rental	**8**	1,901	-	-
Provision for inventories obsolescence	**758**	950	-	-
Provision for royalty	**466**	591	-	-
Provision for warranty	**289**	369	-	-
Provision for doubtful debts	**11,605**	4,808	-	3,878
Amortisation of goodwill on consolidation	**1,003**	1,002	-	-
Amortisation of deferred expenditure	**275**	459	-	-
Property, plant and equipment written off	**601**	10,583	-	-
Deferred expenditure written off	**16**	9,317	-	-
Inventories written off	**788**	17	-	-
Foreign exchange losses - realised	-	10	-	47
- unrealised	**6,085**	4,369	**1,328**	427
And crediting:				
Rental income from:				
Related companies	**2,173**	2,043	-	-
Associated companies	**236**	230	-	-
Others	**297**	196	-	-
Interest income from:				
Ultimate holding company	**11,754**	12,082	**11,041**	11,212
Subsidiary companies	-	-	**1,359**	924
Related companies	**8,738**	8,755	**4,099**	4,147
Associated company	**105**	-	**105**	-
Others	**7,216**	7,827	**4,468**	3,461
Gross dividend income from investments:				
Quoted in Malaysia	**2**	2	**2**	2
Unquoted subsidiary companies	-	-	**13,179**	18,526
Amortisation of reserve on consolidation	**140**	140	-	-
Gain on disposal of property, plant and equipment	**306**	82	**275**	168
Gain on dilution of a subsidiary company	**187**	-	-	-
Gain on disposal of a subsidiary company to another wholly-owned subsidiary company	-	-	-	157,097
Foreign exchange gain - realised	**6**	-	**2**	-

8. TAXATION

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Arising in Malaysian:				
Recovery of tax deducted at source on dividend received from subsidiary companies	**(5,120)**	(8,981)	**-**	-
Under provision in prior years	**5,558**	2,557	**1**	1,881
Deferred taxation	**(321)**	(139)	**(321)**	(139)
Share in taxation of associated companies	**468**	317	**-**	-
	585	(6,246)	**(320)**	1,742
Arising outside Malaysia:				
Current year provision	**1,003**	1,517	**-**	-
Over provision in prior years	**(271)**	(4)	**-**	-
Share in taxation of associated companies	**2,572**	1,077	**-**	-
	3,889	(3,656)	**(320)**	1,742

Although the Group incurred a loss in the current financial year, it has a tax charge arising primarily on certain profitable associated and subsidiary companies.

9. DIVIDEND

	GROUP AND COMPANY	
	2001	**2000**
Proposed first and final dividend of 0.1 sen per share (2000: 0.1 sen per share) less 28% income tax	**106**	106

10. LOSS PER SHARE

Basic

Loss per share is calculated by dividing the Group's loss after taxation and minority interests of RM198.15 million (2000: RM106.25 million) by the weighted average number of shares in issue during the financial year of 147.45 million shares (2000: 147.45 million shares).

Fully diluted

The fully diluted loss per share is calculated based on the Group's loss after taxation and minority interests of RM198.15 million (2000: RM106.25 million) by the weighted average number of shares in issue during the financial year of 147.45 million shares (2000: 147.45 million shares). The weighted average number of shares is arrived at without taking into account the number of shares under the Executive Share Option Scheme because the effect on basic loss per share is anti-dilutive.

11. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant, machinery, moulds and assembly equipment	Furniture and equipment	Motor vehicles	Capital work-in-progress	Total
GROUP						
COST						
At 1 July 2000	212,391	342,613	35,496	18,071	270,246	878,817
Additions	1	13,870	1,659	746	165	16,441
Disposals	(20)	(3,568)	(101)	(2,124)	-	(5,813)
Exchange differences	71	111	5	4	118	309
Written off	-	(2,414)	(190)	(16)	-	(2,620)
Transfers	30,892	35,070	(2,658)	-	(63,304)	-
At 30 June 2001	243,335	385,682	34,211	16,681	207,225	887,134
ACCUMULATED DEPRECIATION						
At 1 July 2000	34,841	110,687	19,763	12,563	-	177,854
Charge for the financial year	6,135	26,408	3,356	1,700	-	37,599
Disposals	(2)	(2,375)	(56)	(1,705)	-	(4,138)
Exchange differences	13	28	2	2	-	45
Written off	-	(1,818)	(187)	(14)	-	(2,019)
Transfers	(65)	834	(769)	-	-	-
At 30 June 2001	40,922	133,764	22,109	12,546	-	209,341
NET BOOK VALUE						
At 30 June 2001	202,413	251,918	12,102	4,135	207,225	677,793
At 30 June 2000	177,550	231,926	15,733	5,508	270,246	700,963
Depreciation charge for the financial year ended 30 June 2000	5,660	17,650	3,623	2,382	-	29,315

Included in capital work-in-progress is an amount of term loan interest capitalised during the financial year totalling - Nil (2000: RM9,912,240).

	Freehold land	Motor vehicles	Furniture and equipment	Total
COMPANY				
AT COST				
At 1 July 2000	1,218	5,604	10,612	17,434
Additions	-	273	32	305
Disposals	-	(1,419)	(44)	(1,463)
At 30 June 2001	1,218	4,458	10,600	16,276
ACCUMULATED DEPRECIATION				
At 1 July 2000	-	4,208	5,759	9,967
Charge for the financial year	-	612	1,129	1,741
Disposals	-	(1,147)	(35)	(1,182)
At 30 June 2001	-	3,673	6,853	10,526
NET BOOK VALUE				
At 30 June 2001	1,218	785	3,747	5,750
At 30 June 2000	1,218	1,396	4,853	7,467
Depreciation charge for the financial year ended 30 June 2000	-	1,048	1,272	2,320

(a) Analysis of land and buildings are as follows:

	Freehold land	Long leasehold land	Short leasehold land	Buildings	Total
GROUP					
COST					
At 1 July 2000	16,212	131	42,243	153,805	212,391
Additions	-	-	-	1	1
Disposals	-	-	-	(20)	(20)
Exchange differences	-	-	18	53	71
Transfers	-	-	-	30,892	30,892
At 30 June 2001	16,212	131	42,261	184,731	243,335

	Freehold land	Long leasehold land	Short leasehold land	Buildings	Total
ACCUMULATED DEPRECIATION					
At 1 July 2000	-	12	2,472	32,357	34,841
Charge for the financial year	-	3	628	5,504	6,135
Disposals	-	-	-	(2)	(2)
Exchange differences	-	-	1	12	13
Transfers	-	-	-	(65)	(65)
At 30 June 2001	-	15	3,101	37,806	40,922
NET BOOK VALUE					
At 30 June 2001	**16,212**	**116**	**39,160**	**146,925**	**202,413**
At 30 June 2000	16,212	119	39,771	121,448	177,550
Depreciation charge for the financial year ended 30 June 2000	-	3	628	5,029	5,660

(b) The net book value of property, plant and equipment acquired under hire purchase are as follows:

	2001	2000
GROUP		
Motor vehicles	**255**	1,340
COMPANY		
Motor vehicles	**255**	990

(c) Certain plant, machinery, land and buildings of certain subsidiary companies with a carrying value totalling RM39,339,319 (2000: RM11,426,610) have been charged to financial institutions as securities for credit facilities granted to the subsidiary companies.

12. SUBSIDIARY COMPANIES

	COMPANY	
	2001	2000
Unquoted ordinary shares at cost	**54,200**	40,970
Unquoted preference shares at cost	**50,000**	50,000
	104,200	90,970

The subsidiary companies are:

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Principal Activities
AMB Aerovest Limited*	British Virgin Islands	**100**	100	# Investment holding
AMB Automobile Pte Ltd*	Singapore	**100**	-	# Dormant
AMB Engineering Pte Ltd*	Singapore	**100**	-	# Dormant
AMB Fortune Holdings Pte Ltd*	Singapore	**100**	-	# Dormant
AMB Venture Sdn Bhd	Malaysia	**100**	100	Investment holding
Angkasa Transport Equipment Sdn Bhd	Malaysia	**100**	100	# Investment holding
Chrome Marketing Sdn Bhd	Malaysia	**100**	-	# Investment holding
Dong Feng Lion Tyre Co Ltd *	China	**55**	55	# Manufacture and sale of tyres
Hamba Research & Development Co Ltd *	Taiwan	**98**	98	Research and development
Innovasi Istimewa Sdn Bhd	Malaysia	**100**	100	Investment holding
Innovasi Selaras Sdn Bhd	Malaysia	**100**	100	Investment holding
Lion Rubber Industries Pte Ltd *	Singapore	**70**	70	# Investment holding
Lion Suzuki Marketing Sdn Bhd	Malaysia	**100**	100	Sale and distribution of "Suzuki" motorcycles
Lion Suzuki Motor Sdn Bhd	Malaysia	**100**	100	Sale and distribution of "Suzuki" motor vehicles
Lion Tyre Venture Sdn Bhd	Malaysia	**100**	100	Investment holding
Nanjing Jingyi Casting Co Ltd *	China	**60**	60	# Manufacture of motorcycle cast iron parts
Otomotif Malaysia Sendirian Berhad	Malaysia	**100**	100	# Manufacture of motorcycle parts and accessories
Range Grove Sdn Bhd	Malaysia	**100**	100	Investment holding

Name of Company	Country of Incorporation	Holding in Equity 2001	Holding in Equity 2000		Principal Activities
Seintasi Sdn Bhd	Malaysia	**100**	-	#	Investment holding
Silverstone Tyre (S) Pte Ltd *	Singapore	**80**	80	#	Investment holding
S.I.T Corporate Learning Centre Sdn Bhd	Malaysia	**100**	100		Provision of training services
Suzuki Assemblers Malaysia Sdn Bhd	Malaysia	**100**	100		Assembly of "Suzuki" motorcycles
Willet Investment Pte Ltd *	Singapore	**70**	70	#	Investment holding
Wuhan Fortune Motor Co Ltd *	China	**50**	50	#	Manufacture of light trucks and buses
Wuxi Top Absorber Co Ltd *	China	**55**	55	#	Manufacture of motorcycle absorbers
Wuxi Puhua Electroplating Co Ltd *	China	**70**	70	#	Electroplating of motorcycle absorbers

Note: * *Financial statements of subsidiary companies as at 30 June 2001 not audited by Ong Boon Bah & Co.*
Holding in equity by subsidiary companies

The Group has the power to control over Wuhan Fortune Motor Co Ltd's ("WFMC") financial and operating policies so as to obtain benefits from their activities and accordingly WFMC is treated as a subsidiary company.

13. ASSOCIATED COMPANIES

	GROUP 2001	GROUP 2000	COMPANY 2001	COMPANY 2000
Unquoted investments - at cost (less accumulated amortisation of premium on acquisition of RM991,800 (2000: RM991,800) for the Group)	**273,811**	254,195	**20,000**	20,000
Provision for diminution in value	**-**	-	**(20,000)**	-
	273,811	254,195	**-**	20,000
Share of post acquisition profits and reserves	**94,296**	66,710	**-**	-
	368,107	320,905	**-**	20,000

The Group's interest in the associated companies is analysed as follows:

	GROUP 2001	GROUP 2000
Share of net assets	**368,107**	320,905

Details of associated companies are as follows:

Name of Company	Country of Incorporation	Holding in Equity 2001 %	2000 %	Accounting Year End	Principal Activities
Anhui Jianghuai Automotive Chassis Co Ltd	China	**24.5**	-	31 December	# Manufacture and sale of automotive chassis and gearbox components
Avenel Sdn Bhd	Malaysia	**20**	20	30 June	Investment holding
Hefei Jianghuai Automotive Co Ltd	China	**25**	25	31 December	# Manufacture and sale of commercial trucks, agriculture vehicles and car components
Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	Malaysia	**24**	24	31 March	# Manufacture and assembly of "Suzuki" motorcycle engines
Hunan Changfa Automobile Engine Co Ltd	China	**50**	50	31 December	# Manufacture of automotive engine
Jiangxi Fuqi Motor Co Ltd	China	**50**	50	31 December	# Assembly and sale of 4-wheel drive vehicles and related components
Lion Asia Investment Pte Ltd	Singapore	**20**	20	30 June	# Investment holding
Nanjing Jincheng Machinery Co Ltd	China	**47.7**	47.7	31 December	# Manufacture of motorcycles
Tianjin Zhaoxia Motorcycle Technical Development Co Ltd	China	**40**	63	31 December	# Research and development

During the financial year, the Group's equity interest in Tianjin Zhaoxia Motorcycle Technical Development Co Ltd has been diluted from 63% to 40%.

Note: # Holding in equity by subsidiary companies.

14. INVESTMENTS

	GROUP 2001	GROUP 2000	COMPANY 2001	COMPANY 2000
At cost:				
Quoted shares in Malaysia	**6,973**	6,973	**6,962**	6,962
Quoted shares outside Malaysia	**225**	225	**225**	225
Unquoted shares in Malaysia	**180**	180	**90**	90
Unquoted shares outside Malaysia	**1,459**	13,193	**-**	-
	8,837	20,571	**7,277**	7,277
Warrants	**859**	859	**859**	859
Others	**781**	781	**573**	573
	10,477	22,211	**8,709**	8,709
Market value of shares:				
Quoted in Malaysia	**814**	3,549	**809**	3,543
Quoted outside Malaysia	**39**	60	**40**	60
Market value of warrants:				
Quoted in Malaysia	**163**	952	**163**	952
	1,016	4,561	**1,012**	4,555

The warrants carry a right to subscribe for ordinary shares on the basis of one ordinary share for every one warrant held at the exercise price of RM2.60 for one new share. The warrants may be exercised at any time not later than 5.00 p.m. on 10 December 2003.

15. DEFERRED EXPENDITURE

	GROUP 2001	GROUP 2000
Proprietary technology, patents and occupancy rights		
Balance at beginning of the financial year	**14,690**	22,737
Additions during the financial year	**16**	1,270
Accumulated amortisation	**(12,078)**	(11,803)
Written off	**(16)**	(9,317)
Transferred to investment in associated companies	**(964)**	-
Balance at end of the financial year	**1,648**	2,887

16. GOODWILL ON CONSOLIDATION

	GROUP 2001	GROUP 2000
Balance at beginning of the financial year	**25,058**	22,668
Additions during the financial year	**-**	2,390
Accumulated amortisation	**(3,934)**	(2,931)
Balance at end of the financial year	**21,124**	22,127

17. INVENTORIES

	GROUP	
	2001	2000
At cost:		
Raw materials	43,744	32,325
Finished goods	83,170	108,171
Parts and accessories	17,398	27,531
Work-in-progress	6,837	7,386
Goods in transit	96	7,645
	151,245	183,058
At net realisable value:		
Finished goods	10,490	10,970
Parts and accessories	4,782	6,077
	15,272	17,047
Total	166,517	200,105

The carrying amount of inventories carried at net realisable value at end of the financial year are as follows:

	GROUP	
	2001	2000
Finished goods	11,706	12,014
Parts and accessories	7,472	8,181
	19,178	20,195

18. TRADE AND OTHER RECEIVABLES

	GROUP		COMPANY	
	2001	2000	2001	2000
Trade receivables	310,572	414,219	38,207	39,148
Provision for doubtful debts	(18,210)	(9,203)	(3,878)	(3,878)
	292,362	405,016	34,329	35,270
Other receivables, deposits and prepayments	91,271	68,003	32,694	38,255
Provision for doubtful debts	(4,688)	-	(2,090)	-
	86,583	68,003	30,604	38,255
Amount due from ultimate holding company	198,650	186,450	198,650	161,680
Provision for doubtful debts	(33,520)	-	(33,520)	-
	165,130	186,450	165,130	161,680
Amount due from subsidiary companies	-	-	525,452	580,948
Amount due from associated companies	3,512	5,430	1,923	1,854
Amount due from related companies	163,657	164,185	86,623	86,085
	167,169	169,615	613,998	668,887
Total	711,244	829,084	844,061	904,092

Included in other receivables, deposits and prepayment of the Group and of the Company are tax recoverable amounting to RM15.05 million (2000: RM25.52 million) and RM8.88 million (2000: RM19.69 million) respectively and amount due from associated companies of the ultimate holding company totalling RM14.99 million (2000: RM12.78 million).

The amounts due from ultimate holding, subsidiary, associated and related companies which arose mainly from inter-company sales, inter-company advances and payments made on behalf are interest bearing and have no fixed repayment terms.

The recoverability of the amounts due from ultimate holding company and related companies is dependent on the successful implementation of a scheme involving the restructuring of the ultimate holding company and its related companies' debts and rationalisation of the related group structure.

19. SHORT TERM DEPOSITS WITH FINANCIAL INSTITUTIONS

Included in deposits with financial institutions of the Group and of the Company are amounts of RM84.75 million (2000: RM92.43 million) and RM84.29 million (2000: RM27.13 million) respectively which have been earmarked for the purpose of bonds redemption under the Revised Proposed Group Wide Restructuring Scheme.

20. TRADE AND OTHER PAYABLES

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Trade payables	**199,365**	171,833	**33,749**	9,450
Other payables and accruals	**191,550**	145,932	**81,218**	36,972
Hire purchase payables (Note 26)	**48**	345	**48**	261
Amount due to subsidiary companies	**-**	-	**51,395**	12,105
Amount due to associated companies	**82,755**	75,869	**-**	-
Amount due to related companies	**217,007**	241,652	**208,020**	232,756
	690,725	635,631	**374,430**	291,544

Included in other payables and accruals of the Group and of the Company are interest accrued amounting to RM99.76 million (2000: RM46.02 million) and RM79.17 million (2000: RM35.00 million) respectively.

The amounts due to subsidiary, associated and related companies which arose mainly from inter-company purchases, inter-company advances and payments made on behalf are interest bearing and have no fixed repayment terms.

21. SHORT TERM BORROWINGS

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Unsecured:				
Bank overdrafts	**917**	15,572	**189**	7,973
Bills payable	**68,878**	135,091	**1,825**	3,570
Revolving credit	**45,008**	45,008	**43,008**	43,008
Short term loans	**586,139**	577,537	**111,826**	111,826
Term loans - Portion repayable within one year (Note 25)	**329,953**	332,245	**329,953**	329,953
	1,030,895	1,105,453	**486,801**	496,330
Secured:				
Bank overdrafts	**317**	-	**-**	-
Bills payable	**2,710**	-	**-**	-
Short term loans	**5,647**	6,365	**-**	-
Term loans - portion repayable within one year (Note 25)	**14,368**	-	**-**	-
	1,053,937	1,111,818	**486,801**	496,330

The short term borrowings of the Group are secured by way of charges over plant, machinery, land and buildings and a first floating charge over the trade debts and receivables (excluding inter-company receivables) of certain subsidiary companies.

The short term borrowings carry interest rates ranging from 3.5% to 12.0% (2000: 5.6% to 11.9%) per annum.

The Group and the Company have not serviced some of their principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and the Company.

Included in the outstanding unsecured loans of the Group and of the Company is an amount of RM17.38 million (2000: RM17.30 million) which has been sold by a licensed bank to Danaharta Managers (L) Ltd. The original terms and conditions contained in the loan agreement with the licensed bank remained unchanged.

22. PROVISION FOR LIABILITIES

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Provision for foreseeable loss on divestment of an associated company pursuant to the Revised Proposed Group Wide Restructuring Scheme (Note 36 (i))	**65,290**	-	**65,290**	-

23. SHARE CAPITAL

	GROUP AND COMPANY	
	2001	**2000**
Authorised:		
500,000,000 Ordinary shares of RM1.00 each	500,000	500,000
Issued and fully paid:		
147,451,096 Ordinary shares of RM1.00 each	147,451	147,451

The Executive Share Option Scheme ("ESOS") for the eligible executives and executive directors of the Group became effective on 16 May 2000 and will expire on 15 May 2005.

As at 30 June 2001, there were unissued shares under options granted pursuant to the ESOS.

The main features of the ESOS are as follows:

(a) Executive directors and confirmed executive employees of the Group who have been employed for a period of at least one year shall be eligible to participate in the ESOS.

(b) The maximum number of new shares in the Company which may be issued and allotted pursuant to the exercise of options granted under the ESOS shall not exceed 10% of the issued and paid-up share capital of the Company at any point in time during the existence of the ESOS.

(c) No options shall be granted for less than 1,000 ordinary shares nor more than the maximum allowable allotment and shall be in multiples of 1,000 ordinary shares.

(d) The option price of each ordinary share under the ESOS shall be determined by the Board upon the recommendation of the Option Committee which is at a discount of not more than 10% on the weighted average market price of the shares for the five market days immediately preceding the date of offer, or the par value of the ordinary share, whichever is higher.

(e) The ESOS shall continue to be in force for a period of 5 years and the Company may, if the Board deems fit upon the recommendation of the Option Committee, renew the ESOS for a further 5 years, without further approval of the relevant authorities.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted and exercised pursuant to the ESOS during the financial year are as follows:

Granted on	**Subscription price per share**	**Balance as at 1.7.2000**	**Granted**	**Exercised**	**Lapsed**	**No. of shares unissued as at 30.6.2001**
24.5.2000	RM1.00	4,305,000	-	-	2,251,000	2,054,000

24. RESERVES

	GROUP		**COMPANY**	
	2001	**2000**	**2001**	**2000**
Non-distributable				
Share premium	**72,810**	72,810	**72,810**	72,810
Translation reserves	**112,764**	98,377	-	-
Others	**3,458**	3,559	-	-
Distributable				
Accumulated (losses)/profits	**(288,554)**	(90,256)	**(96,949)**	50,698
	(99,522)	84,490	**(24,139)**	123,508

Translation reserves comprised translation gain/(loss) on net equity of foreign subsidiary companies and translation gain/(loss) on net assets of foreign associated companies.

25. LONG TERM BORROWINGS

	GROUP		**COMPANY**	
	2001	**2000**	**2001**	**2000**
Term loans - secured	**30,836**	-	-	-
Portion repayable within one year and included in short term borrowings (Note 21)	**(14,368)**	-	-	-
	16,468	-	-	-
Term loans - unsecured	**331,854**	334,145	**329,953**	329,953
Portion repayable within one year and included in short term borrowings (Note 21)	**(329,953)**	(332,245)	**(329,953)**	(329,953)
	1,901	1,900	-	-
Total	**18,369**	1,900	-	-

The long term borrowings are repayable over the following periods:

Within one year	**344,321**	332,245	**329,953**	329,953
From one to two years	**16,269**	-	-	-
From two to five years	**2,100**	1,900	-	-
	362,690	334,145	**329,953**	329,953

The term loans of the Group are secured by way of a charge on the land and building and a floating charge over the trade debts and receivables (excluding inter-company receivables) of a subsidiary company.

The term loans carry interest rates ranging from 6.5% to 10.0% (2000: 7.4% to 9.8%) per annum.

The Group and the Company have not serviced some of their principal borrowings and interest charges. As a result, certain principal bankers have frozen or withdrawn existing credit facilities available to the Group and the Company.

Included in the outstanding secured loans of the Group are amounts of RM5.56 million (2000: RM6.58 million) and RM8.14 million (2000: RM9.72 million) which have been sold by licensed banks to Danaharta Urus Sdn Bhd and Danaharta Managers Sdn Bhd respectively. The loans were included in the comparative figures for unsecured short term loans in Note 21.

26. DEFERRED PAYABLES

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Hire purchase payables				
Payable within one year	**60**	419	**60**	331
Payable between 1 and 5 years	**225**	-	**225**	-
	285	419	**285**	331
Finance charges	**(57)**	(74)	**(57)**	(70)
Total	**228**	345	**228**	261

The hire purchase payables are repayable over the following periods:

Due within 1 year (Note 20)	**48**	345	**48**	261
Due between 1 and 5 years	**180**	-	**180**	-
	228	345	**228**	261

27. DEFERRED TAXATION

	GROUP 2001	GROUP 2000	COMPANY 2001	COMPANY 2000
Deferred taxation provided for in the financial statements:				
Excess of capital allowances over depreciation	**606**	927	**599**	920
Tax losses carried forward for which no credit has been taken in the net income of the current or prior years	**27,792**	22,009	**18,580**	15,726
Unabsorbed capital allowances for which no credit has been taken in the net income of the current or prior years	**25,122**	18,503	**5,400**	4,357
Unabsorbed reinvestment allowance for which no credit has been taken in the net income of the current or prior years	**6,954**	6,954	-	-

28. RELATED PARTY TRANSACTIONS

Related parties are entities in which a Director or a substantial shareholder of the Company or its subsidiary or person connected to such Director or substantial shareholder has an interest, excluding those parties disclosed as related companies in the financial statements.

Significant inter-company transactions:

	GROUP 2001	COMPANY 2000
a) Sales of goods and services to:		
Related company		
Amsteel Mills Sdn Bhd	**183,043**	182,997
Related parties		
i) KMA Marketing Sdn Bhd	**4,285**	-
ii) Bright Steel Sdn Bhd	**7,091**	7,083
b) Purchase of goods and services from:		
Related company		
Amsteel Mills Sdn Bhd	**573,956**	573,956
Associated company		
Hicom-Suzuki Manufacturing Malaysia Sdn Bhd	**46,914**	-
Related Party		
Kinabalu Motor Assembly Sdn Bhd	**1,174**	-
c) Rental income from:		
Related companies		
Silverstone Marketing Sdn Bhd	**1,602**	-
Posim Berhad	**553**	-

KMA Marketing Sdn Bhd and Kinabalu Motor Assembly Sdn Bhd are subsidiary companies of Lion Corporation Berhad, an associated company of the ultimate holding company, Amsteel Corporation Berhad.

Bright Steel Sdn Bhd is a subsidiary company of Amalgamated Containers Berhad, an associated company of the ultimate holding company, Amsteel Corporation Berhad.

Related companies represent fellow subsidiary companies of the ultimate holding company, Amsteel Corporation Berhad.

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no more favourable to the related party than those arranged with independent third parties.

29. CONTINGENT LIABILITIES

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Guarantees given to financial institutions for credit facilities granted to subsidiary companies - unsecured	-	-	**124,153**	124,153
Guarantees given to financial institutions for credit facilities granted to an associated company - unsecured	**152,506**	152,506	**152,506**	152,506
	152,506	152,506	**276,659**	276,659

30. COMMITMENTS

	GROUP	
	2001	**2000**
a. Non-cancellable agreements to lease office premises:		
Year		
2001	-	342
2002	**342**	342
2003	**342**	342
	684	1,026
b. Lease rental commitments:		
Year		
2001	-	10

31. SEGMENTAL ANALYSIS-GROUP

2001 a. By Industry	Revenue RM'000	Profit/(Loss) RM'000	Total assets employed RM'000
Steel	769,244	#(103,721)	419,143
Motor	296,072	(15,282)	420,804
Tyre	228,685	(41,674)	785,242
Others	2,412	(7,597)	101,182
	1,296,413	(168,274)	1,726,371
Associated companies		14,657	371,619
Net interest expenses		(66,850)	-
Amortisation of goodwill on consolidation		(1,003)	-
Amortisation of reserve on consolidation		140	-
		(221,330)	2,097,990

Included in the loss were provision for losses arising from Revised Proposed Group Wide Restructuring Scheme totalling RM100.9 million (Note 5).

2001 b. By Geographical Location	Revenue RM'000	Profit/(Loss) RM'000	Total assets employed RM'000
Malaysia	988,238	(118,433)	621,508
China	308,175	(49,841)	1,104,863
	1,296,413	(168,274)	1,726,371
Associated companies:			
Malaysia		1,911	10,082
China		12,746	361,537
Net interest expenses		(66,850)	-
Amortisation of goodwill on consolidation		(1,003)	-
Amortisation of reserve on consolidation		140	-
		(221,330)	2,097,990

On 1 October 2001, Amsteel Mills Sdn Bhd, a related company of the Company had terminated the steel Distributorship Agreement with the Company. The operating activities arising from the steel distributor agreement are included in the steel industry segment and the domestic geographical segment. The revenue recognised relating to this operation for 30 June 2001 was RM769.2 million (2000: RM681.4 million) and the profit before tax was RM6.25 million (2000: RM5.43 million).

2000 a. By Industry	Revenue RM'000	Profit/(Loss) RM'000	Total assets employed RM'000
Steel	681,367	(9,555)	366,086
Motor	338,877	(29,328)	473,251
Tyre	270,792	(7,691)	912,935
Others	1,814	(13,050)	178,203
	1,292,850	(59,624)	1,930,475
Associated companies		(20,551)	326,335
Net interest expenses		(70,395)	-
Amortisation of goodwill on consolidation		(1,002)	-
Amortisation of reserve on consolidation		140	-
		(151,432)	2,256,810

b. By Geographical Location

	Revenue RM'000	Profit/(Loss) RM'000	Total assets employed RM'000
Malaysia	952,824	(29,140)	701,024
China	340,026	(30,484)	1,229,451
	1,292,850	(59,624)	1,930,475
Associated companies:			
Malaysia		601	8,638
China		(21,152)	317,697
Net interest expenses		(70,395)	-
Amortisation of goodwill on consolidation		(1,002)	-
Amortisation of reserve on consolidation		140	-
		(151,432)	2,256,810

32. CASH FLOW STATEMENTS

a) Adjustments for non-cash items, interests and dividends

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Depreciation	**37,599**	29,315	**1,741**	2,320
Interest expenses	**94,663**	99,059	**58,390**	56,945
Amortisation of goodwill on consolidation	**1,003**	1,002	**-**	-
Amortisation of deferred expenditure	**275**	459	**-**	-
Interest income	**(27,813)**	(28,664)	**(21,072)**	(19,744)
Gain on disposal of property, plant and equipment	**(306)**	(82)	**(275)**	(168)
Gain on disposal of a subsidiary company	**-**	-	**-**	(157,097)
Share of (profit)/loss in associated companies	**(14,657)**	20,551	**-**	-
Property, plant and equipment written off	**601**	10,583	**-**	-
Amortisation of reserve on consolidation	**(140)**	(140)	**-**	-
Provision for doubtful debts	**47,215**	4,808	**35,610**	3,878
Provision for inventories obsolescence	**758**	950	**-**	-
Provision for royalty	**466**	591	**-**	-
Provision for warranty	**289**	369	**-**	-
Provision for diminution in value of an associated company	**-**	-	**20,000**	-
Unrealised loss in foreign exchange	**6,085**	4,368	**1,328**	427
Dividend income	**(2)**	(2)	**(13,181)**	(18,528)
Provision for foreseeable loss on divestment of an associated company	**65,290**	-	**65,290**	-
Gain on dilution of investment in a subsidiary company	**(187)**	-	**-**	-
Deferred expenditure written off	**16**	9,317	**-**	-
Inventories written off	**788**	17	**-**	-
	211,943	152,501	**147,831**	(131,967)

b) Purchase of property, plant and equipment

During the financial year, the Group and the Company acquired property, plant and equipment with aggregate cost of RM16.44 million (2000: RM19.00 million) and RM0.31 million (2000: RM0.04 million) respectively of which RM0.24 million (2000: Nil) was acquired by means of hire purchase. Cash payments of RM4.46 million (2000: RM9.08 million) and RM0.07 million (2000: RM0.04 million) respectively were made to purchase property, plant and equipment and the balance of RM11.74 million (2000: RM9.91 million) and Nil (2000: Nil) respectively were accrued in other payables.

c) Summary of effects on dilution of a subsidiary company to an associated company

	GROUP
	2001
Net assets diluted:	
Property, plant and equipment	**(1,095)**
Deferred expenditure	**(964)**
Receivables	**(310)**
Cash and bank balances	**(5,569)**
Payables	**978**
Taxation	**16**
Minority interest	**4,380**
Net assets	**(2,564)**
Gain on dilution of subsidiary company	**(187)**
Reclassified to associated company	**2,751**
Add: Cash and bank balances	**5,569**
Cash flow on dilution	**5,569**

d) Cash and cash equivalents at end of the financial year

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Cash and bank balances	**40,557**	33,111	**3,639**	1,318
Short term deposit with financial institutions	**100,523**	125,417	**84,359**	27,303
Short term borrowings				
- bank overdrafts	**(1,234)**	(15,572)	**(189)**	(7,973)
	139,846	142,956	**87,809**	20,648
Short term deposits earmarked for bonds redemption (Note 19)	**(84,750)**	(92,430)	**(84,290)**	(27,130)
	55,096	50,526	**3,519**	(6,482)

33. SUMMARY OF EFFECTS ON ACQUISITION OF SUBSIDIARY COMPANIES

a) Net assets acquired:

	GROUP
	2001
Intangible assets	**16**
Other receivables	**5**
Cash and bank balances	**-**
Other payables	**(16)**
Net assets acquired	**5**
Cash and bank balances acquired	**-**
Cash flows on acquisition net of cash and bank balances	**5**

b) The effect of the acquisition of subsidiary companies on the financial results of the Group during the financial year are as follow:

	2001
Revenue	**-**
Other operating expenses	**(16)**
Loss from operations and attributable to shareholders	**(16)**

c) The effect of the acquisition of subsidiary companies on the financial position of the Group at the financial year end are as follow:

	2001
Other payables	**16**
Decrease in Group's net assets	**16**

34. CORPORATE INFORMATION

a. Number of employees

	GROUP		COMPANY	
	2001	**2000**	**2001**	**2000**
Total number of employees as at the end of the financial year	**6,184**	6,692	**31**	23

b. Ultimate holding company

The Directors regard Amsteel Corporation Berhad, a quoted company incorporated in Malaysia, as its ultimate holding company.

35. SIGNIFICANT EVENTS DURING THE FINANCIAL YEAR

During the financial year, the Group undertook the following:

(i) Innovasi Istimewa Sdn Bhd, a wholly-owned subsidiary of the Company had entered into an agreement with Tianjin University Jing Wei Technical Development Co, for the dilution of its 63% equity interest in Tianjin Zhaoxia Motorcycle Technical Development Co. Ltd. by 23% to approximately 40%.

(ii) AMB Venture Sdn Bhd ("AMBV"), a wholly-owned subsidiary of the Company had on 10 November 2000 entered into a conditional Share Subscription Agreement ("SSA") with Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMBV, and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000.

AMBV had subsequently on 9 January 2001 entered into a Supplemental Subscription Agreement with ATE and TSWC amending certain terms in the SSA, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at a total subscription price of approximately RM3,365,000.

(iii) AMBV had on 10 November 2000 entered into a conditional Sale and Purchase Agreement ("SPA") with TSWC and Lion Asiapac Limited ("LAP") to dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a consideration of ("Sale Consideration"):

(a) SGD18,060,648 (equivalent to approximately RM39 million); or

(b) SGD41,664,404 (equivalent to approximately RM90 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co. Ltd. an associated company of the Company ("Proposed Listing") is completed by 30 September 2001.

A Supplemental Agreement dated 9 January 2001 was subsequently entered into amongst AMBV, TSWC and LAP to amend certain terms in the SPA including, inter alia, the revision of the Sale Consideration to:

(a) SGD15,383,527 (equivalent to approximately RM33.2 million); or

(b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the Proposed Listing is completed by 30 September 2001.

36. SUBSEQUENT EVENTS

(i) Subsequent to the financial year end, the Company had announced the Revised Proposed GWRS on 8 October 2001. The Revised Proposed GWRS pertaining to the Company and its subsidiary companies involve the following proposals:

(a) Reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each.

(b) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, Datuk Cheng Yong Kim, parties deemed connected to Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim and the minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by (a) the netting off against inter-company balance with LCB Group and (b) the issuance of shares of the Company.

(c) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel for a payment of RM65.29 million by the Company to Amsteel. The proposed payment of RM65.29 million ("Proposed Payment") represents approximately the Company's 20% share of Avenel's net liabilities of RM326.47 million, after restating Avenel's cost of investment in Posim Berhad ("Posim") based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim's principal assets and net value of Posim's residual assets. The Proposed Payment shall be satisfied by (a) the netting off against inter-company balance owing by Amsteel Group to the Group and (b) the issuance of shares of the Company.

(d) Proposed settlement of inter-company balances.

It was proposed that the Group settles its inter-company balances with the Amsteel Group, the Chocolate Products (Malaysia) Berhad Group and the Lion Land Berhad Group by netting off against considerations pursuant to the transactions of the Proposed GWRS with the inter-company balances, the issuance of new shares and bonds of the relevant companies, where applicable.

(e) Proposed divestment of non-core assets.

It was proposed that the Group divests its non-core and peripheral assets and businesses amounting to an estimated RM406.76 million (in terms of aggregate net divestment proceeds) over a period of time and the resulting divestment proceeds are dedicated for the purposes of the Proposed Debt Restructuring Exercise.

(f) Proposed mode of settlement for FI-Creditors and Non FI-Creditors

Indebtedness of affected FI-Creditors denominated in Ringgit Malaysia ("RM") are to be settled by issuance of RM denominated Bonds, whilst indebtedness of affected FI-Creditors denominated in US Dollars ("USD") are to be settled by issuance of USD denominated Consolidated and Rescheduled Debts.

The Non-FI Creditors would be settled by way of debt to equity conversion.

The Company and certain of its subsidiaries ("Scheme Companies") had filed a joint application pursuant to Section 176 subsection (1) of the Companies Act, 1965 ("the Act") with the High Court of Malaya on 16 March 2001. The aforesaid application was made to seek a Court order to convene meetings for each of the Scheme Companies for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of such Scheme Companies and their respective creditors/members to facilitate the implementation of the Initial Proposed GWRS together with revision, if any ("Scheme Meetings"). However, the Scheme Companies did not apply to the Court for an order to restrain legal proceedings against the Scheme Companies under Section 176 subsection (10) of the Act.

The High Court of Malaya had granted an order for the Scheme Companies to convene the Scheme Meetings on or before 22 February 2002.

The implementation of the Revised Proposed GWRS is subject to various conditions precedent, which include, the approvals of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Kuala Lumpur Stock Exchange, Scheme Creditors of the Scheme Companies and shareholders of the Company and the Scheme Companies.

(ii) The Distributorship Agreement dated 10 May 1995 entered into between the Company and Amsteel Mills Sdn Bhd ("AMSB"), a related company of the Company, in respect of the appointment of the Company as the distributor of the steel products manufactured by AMSB had been terminated on 8 August 2001 ("Termination"). The Termination took effect from 1 October 2001. The principal activity of the Company of the sale and distribution of steel products ceased on 1 October 2001.

(iii) The Company had on 1 October 2001 entered into two separate conditional joint-venture agreements with Suzuki Motor Corporation, Japan ("SMC") for the purpose of establishing a strategic alliance between the Company and SMC to assemble and distribute the "Suzuki" motorcycles through Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"), both wholly-owned subsidiaries of the Company ("Proposed JV").

In furtherance of the Proposed JV, the Company had on 1 October 2001 entered into two separate conditional share sale agreements for the disposal of 51% equity interest in each of LSM and SAM to SMC for a cash consideration of RM1,227,789 and RM26,682,706 respectively.

37. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current financial year's presentation which include mainly:

(i) The amount due to subsidiary and associated companies and due from subsidiary companies have been reclassified to payables and receivables respectively to conform with the requirement of MASB 1 - Presentation of Financial Statements.

(ii) The exceptional items in income statements of the previous year's have been reclassified and included in other operating income to conform with the requirement of MASB 3 - Net Profit or Loss for the period, Fundamental Errors and Changes in Accounting Policies.

STATEMENT BY THE DIRECTORS

We, TAN SRI WILLIAM H.J. CHENG and DATUK CHENG YONG KIM, being two of the Directors of ANGKASA MARKETING BERHAD, do hereby state that, in the opinion of the Directors, the financial statements set out on pages 32 to 65 are drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as at 30 June 2001 and of the results, statements of changes in equity and cash flows of the Group and of the Company for the financial year ended on that date.

On behalf of the Board

TAN SRI WILLIAM H.J. CHENG
Director

DATUK CHENG YONG KIM
Director

Kuala Lumpur
29 October 2001

STATUTORY DECLARATION

I, TAN SRI WILLIAM H.J. CHENG, the Director primarily responsible for the financial management of ANGKASA MARKETING BERHAD, do solemnly and sincerely declare that the financial statements set out on pages 32 to 65 are, to the best of my knowledge and belief correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the above-named TAN SRI WILLIAM H.J. CHENG at Kuala Lumpur in the Federal Territory on 29 October 2001.

TAN SRI WILLIAM H.J. CHENG

Before me

W-217
P. SETHURAMAN
Commissioner for Oaths
Kuala Lumpur

REPORT OF THE AUDITORS TO THE MEMBERS OF ANGKASA MARKETING BERHAD

We have audited the financial statements set out on pages 32 to 65. The preparation of these financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. Those standards require that we plan and perform the audit to obtain all the information and explanations, which we considered necessary, to provide us with sufficient evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit includes an assessment of the accounting principles used and significant estimates made by the directors as well as evaluating the adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements which have been prepared under the historical cost convention are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards issued by the Malaysian Accounting Standards Board so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company; and

(ii) the state of affairs of the Group and of the Company as at 30 June 2001 and of the results, statements of changes in equity and cash flows of the Group and of the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the said Act.

Without qualifying our opinion, we draw attention to Notes 1, 18, 21 and 25 to the financial statements which explain the financial position of the Group and the Company and the plans of the Directors to implement a scheme involving the restructuring of the Group's and the Company's debts and rationalisation of the Group structure. The validity of preparing the financial statements on the going concern basis depends upon successful implementation of these restructuring plans.

The names of subsidiary companies of which we have not acted as auditors are shown in Note 12 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Companies Act, 1965.

ONG BOON BAH & CO
AF: 0320
Public Accountants

LIM KOK BENG
588/02/03(J)
Partner of the Firm

Kuala Lumpur
29 October 2001

MATERIAL CONTRACTS

INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

1. Distributorship Agreement dated 10 May 1995 entered into between the Company and Amsteel Mills Sdn Bhd ("AMSB"), a related company of the Company wherein certain Directors of the Company have an interest, in respect of the appointment of the Company as the distributor of the steel products manufactured by AMSB. The Distributorship Agreement was terminated with effect from 1 October 2001.

2. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company of the one part and Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company of the Company, Umatrac Enterprises Sdn Bhd, the holding company of the Company, Posim Berhad ("Posim"), a subsidiary of Amsteel, Lion Corporation Berhad ("LCB"), a major shareholder of the Company, and Limpahjaya Sdn Bhd, a subsidiary of LCB of the other part ("Vendors A"), for the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to the Company for a consideration of RM150,055,564 to be satisfied by an issue of RM143,147,530 in value of new shares in the Company at a proposed issue price of RM1.00 per share and the balance of RM6,908,034 to be set-off against inter-company balances owing by LCB Group to the Group. Amsteel and LCB are also companies in which certain Directors and major shareholders of the Company have an interest.

3. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company and Amsteel, wherein in consideration of Amsteel paying RM1.00 to the Company, the Company disposes 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel Sdn Bhd ("Avenel") and the Company shall pay Amsteel a sum of RM65,294,088 which represents the Company's 20% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd, Posim's principal asset and net value of Posim's residual assets after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim, to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Group to the Group.

4. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company, of the one part and Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Pte Ltd, Sin Seng Investments Pte Ltd, all of which are companies wherein certain Directors and major shareholders of the Company have an interest, and Datuk Cheng Yong Kim of the other part ("Vendors B"), for the acquisition by the Company of a total of 31,727,292 ordinary shares of RM1.00 each in Silverstone from Vendors B for a consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new shares in the Company.

5. Conditional Share Subscription Agreement dated 10 November 2000 and First Supplemental Agreement dated 9 January 2001 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of the Company and Tan Sri William H.J. Cheng, wherein Tan Sri William Cheng shall subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

6. Conditional Sale and Purchase Agreement dated 10 November 2000 and First Supplemental Agreement dated 9 January 2001 between AMBV, Tan Sri William H.J. Cheng and Lion Asiapac Limited ("LAP"), a company in which certain Directors and major shareholders of the Company have an interest, for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

   (a) SGD15,383,527 (equivalent to approximately RM33.2 million); or
   (b) SGD38,666,795 (equivalent to approximately RM83.5 million) in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd is completed by 30 September 2001;

   to be satisfied by LAP with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co Ltd and adjustments contained therein.

LIST OF GROUP PROPERTIES

AS AT 30 JUNE 2001

Location	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/Age of Building (Year)	Net Book Value RM'000	Date of Acquisition
1412, Plot No. 281 Prai Industrial Complex 13600 Prai, P.W.						
- H.S. (D) 123 Lot Nos. 275 - 277	Leasehold 29.05.2035	1.2 hectares	Land and building	Factory 4 - 15	3,880	10.05.1980
- H.S. (D) 127 Lot Nos. 278 - 280	Leasehold 22.07.2035	1.6 hectares	Land and building	Factory 4 - 10	4,295	10.05.1980
- H.S. (D) 62 Lot No. 281	Leasehold 26.11.2071	0.4 hectare	Land and building	Factory 4 - 28	2,048	28.04.1973
- H.S. (D) 102 Lot No. 282	Leasehold 31.08.2034	0.5 hectare	Land and building	Factory 4 - 27	1,324	12.06.1975
- H.S. (D) 96 Lot No. 283	Leasehold 27.07.2034	0.5 hectare	Land and building	Factory 27	1,457	12.06.1975
all of Mukim 1 Kawasan Perusahaan Prai Daerah Seberang Prai Tengah, Pulau Pinang						
No. 73, 73A - C Jalan Jelutong 11600 Pulau Pinang						
- Geran 23670, Lot 1431	Freehold	70 sq. metres				
- Geran 23671, Lot 1432	Freehold	11 sq. metres	Land and building	Showroom, office and service centre 13	712	30.06.1992
- Geran 23680, Lot 1441	Freehold	92 sq. metres				
- Geran 23681, Lot 1442	Freehold	22 sq. metres				
all of Sek 9W, Bandar Georgetown Daerah Timur Laut Pulau Pinang						

Location	Tenure/ Expiry Date for Leasehold	Area	Description	Existing Use/Age of Building (Year)	Net Book Value RM'000	Date of Acquisition
12 Jalan Nangka Tiga Taman Rumpun Bahagia Bacang 75300 Melaka - HS(D) 12489 P.T. No. 575 Mukim Pringgit Daerah Melaka Tengah Melaka	Leasehold 21.07.2084	153 sq. metres	Building	Showroom, office and service centre 16	131	17.04.1998
No. 72, Persiaran Jubli Perak, Seksyen 21 40000 Shah Alam Selangor - HS(D) 80060 P.T. No. 14373 Mukim of Damansara District of Petaling Jaya Selangor	Freehold	6.2 hectares	Industrial land and building	Office, factory and warehouse 8	27,908	18.03.1992
Lot 243, Jalan Cinta Alam Country Heights 43000 Kajang, Selangor - HS(D) 19980 P.T. No. 12889 Mukim Kajang District Ulu Langat, Selangor	Freehold	1,839 sq. metres	Land	Vacant	1,218	08.11.1996
No. 161 Mian Hua Jie Hanyang, China	Leasehold 22.05.2038	0.7 hectare	Building	Residential 6 - 29	12,812	09.12.1993
No. 221, Hanjiang Road Shiyen, Hubei China	Leasehold 22.05.2038	55.6 hectares	Building	Office and factory 6 - 29	84,309	09.12.1993
No. 38, Nanjing Shimenkan Zhengao Qiaocun Jiangsu, China	Leasehold 01.06.2026	3.3 hectares	Industrial land	Office, factory and warehouse 4 - 7	17,802	24.12.1995
No.14, Xihui Road Wuxi Jiangsu China	Leasehold 22.12.2025	2.9 hectares	Industrial land	Office, factory and warehouse 4 - 6	9,890	22.12.1995
No. 818, Linjiang Road Wuhan	Leasehold 19.09.2044	58,400 sq. metres	Commercial land	Office, factory and warehouse 23	27,239	19.09.1994
Yingwu Road Wuhan	Leasehold 19.09.2044	3,000 sq. metres	Commercial land	Office, factory and warehouse 15	848	19.09.1994
No. 323, Hanqiang Road Wuhan	Leasehold 19.09.2044	200,000 sq. metres	Commercial land	In construction stage	4,266	19.09.1994
281, Xicheng Road, Wuxi, Jiangsu, China	Leasehold 18.06.2025	10.600 sq. metres	Industrial land	Office, factory and warehouse 3	2,274	19.06.1997

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company had registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market, in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is AKAMY and its CUSIP number is 034759100.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 19 October 2001, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

ANALYSIS OF SHAREHOLDINGS

AS AT 19 OCTOBER 2001

Share Capital

Authorised Share Capital	– RM500,000,000
Issued and Paid-up Capital	– RM147,451,096
Class of Shares	– Ordinary shares of RM1.00 each
Voting Rights	– One (1) vote per ordinary share

Distribution of Shareholdings

Size of Shareholdings	No. of shareholders	% of shareholders	No. of shares	% of shares
Less than 1,000	386	4.66	71,430	0.05
1,000 – 10,000	7,102	85.82	22,203,239	15.06
10,001 – 100,000	728	8.80	18,653,086	12.65
100,001 – less than 5% of issued shares	56	0.68	39,305,415	26.65
5% and above of issued shares	3	0.04	67,217,926	45.59
	8,275	100.00	147,451,096	100.00

Substantial Shareholders

	Direct Interest		Indirect Interest	
	No.	%	No.	%
1. Tan Sri William H.J. Cheng	20,000	0.01	87,892,150	59.61
2. Lion Realty Pte Ltd	-	-	87,785,250	59.54
3. Lancaster Trading Company Limited	-	-	87,785,250	59.54
4. Utara Enterprise Sdn Bhd	-	-	87,785,250	59.54
5. William Cheng Sdn Bhd	88,900	0.06	87,785,250	59.54
6. Lion Holdings Sdn Bhd	2,600	0.002	87,782,650	59.53
7. Happyvest (M) Sdn Bhd	-	-	87,774,426	59.53
8. Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496	58.00
9. Mirzan bin Mahathir	-	-	85,523,496	58.00
10. Peringkat Prestasi (M) Sdn Bhd	-	-	85,523,496	58.00
11. Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000	0.006
12. Lembaga Tabung Angkatan Tentera	6,218,380	4.22	85,523,496	58.00
13. Lion Corporation Berhad	9,000	0.006	85,514,496	57.99
14. Amsteel Corporation Berhad	-	-	85,523,496	58.00
15. Datuk Cheng Yong Kim	205,650	0.14	87,799,350	59.54
16. Timuriang Sdn Bhd	-	-	85,523,496	58.00

Directors' interest in shares in the Company and its related companies

The Directors' interest in shares in the Company and its related companies are the same as that shown in the Directors' Report for the financial year ended 30 June 2001 except for the following:

	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Jen (B) Tan Sri Dato' Zain Hashim				
Silverstone Berhad	189,320	0.09	-	-
Tan Sri William H.J. Cheng				
Amsteel Corporation Berhad			470,561,886	37.36
Chocolate Products (Malaysia) Berhad			232,254,501	66.66
Lion Land Berhad			342,318,285	57.69
Posim Berhad			178,234,171	87.71
Silverstone Berhad			149,742,465	73.45

	Indirect Interest No. of shares	%
Datuk Cheng Yong Kim		
Amsteel Corporation Berhad	452,743,826	35.94
Chocolate Products (Malaysia) Berhad	232,254,501	66.66
Lion Land Berhad	329,394,407	55.51
Posim Berhad	178,234,171	87.71
Silverstone Berhad	149,067,442	73.12
Hy-Line Berhad	*2,469	N/A

*Preference shares

Thirty Largest Registered Shareholders	No. of shares	% of shares
1. HDM Nominees (Tempatan) Sdn Bhd DBS Bank Labuan Branch for Umatrac Enterprises Sdn Bhd	47,975,000	32.54
2. Cimsec Nominees (Tempatan) Sdn Bhd Danaharta Managers (L) Ltd for Umatrac Enterprises Sdn Bhd	9,942,926	6.74
3. Umatrac Enterprises Sdn Bhd	9,300,000	6.31
4. Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Umatrac Enterprises Sdn Bhd (MB 39A)	7,038,570	4.77
5. Lembaga Tabung Angkatan Tentera	6,218,380	4.22
6. PAB Nominee (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (4407027213)	5,258,000	3.57
7. CIMB Nominees (Tempatan) Sdn Bhd The Sanwa Bank Limited Pledged Securities Account for Umatrac Enterprises Sdn Bhd	3,800,000	2.58
8. Persatuan Teo Chew Selangor dan Kuala Lumpur	2,200,000	1.49
9. Chase Malaysia Nominees (Asing) Sdn Bhd Universities Superannuation Scheme Limited	1,183,000	0.80
10. HLG Nominee (Asing) Sdn Bhd Pledged Securities Account for Lin Chung-Dien	1,157,000	0.78
11. JF Apex Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Low Ah Nyat	1,000,000	0.68
12. Southern Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd	854,200	0.58
13. Arab-Malaysian Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Tirta Enterprise Sdn Bhd (BK7/283-6)	698,570	0.47
14. HLG Nominee (Tempatan) Sdn Bhd Pledged Securities Account for Kok Kim Swee	690,000	0.47
15. Standpoint Holdings Sdn Bhd	648,000	0.44
16. Phng Hooi Siang @ Fong Hooi Siang	521,000	0.35
17. Citicorp Nominees (Asing) Sdn Bhd MLPFS for Chung Chan-Ing	463,000	0.31

	No. of shares	% of shares
18. Amsteel Equity Nominees (Tempatan) Sdn Bhd Lion-ASM Foundation	402,000	0.27
19. Citicorp Nominees (Asing) Sdn Bhd MLPFS for Chung Chen Yuan	385,000	0.26
20. Amsteel Equity Nominees (Tempatan) Sdn Bhd ASM Group Provident Fund	366,000	0.25
21. Southern Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Finlink Holdings Sdn Bhd	360,000	0.24
22. Raja Zainal Abidin bin Raja Haji Tachik	305,000	0.21
23. Wong Mei Lin	282,000	0.19
24. Arab-Malaysian Nominees (Tempatan) Sdn Bhd MIMB Aberdeen Asset Management Sdn Bhd for Pertubuhan Keselamatan Sosial (7/838-9)	275,000	0.19
25. Mayban Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Wong Yun Jong (128AK0272)	241,000	0.16
26. Zain Mahmud Hashim	220,625	0.15
27. Tee Kok Thye	217,000	0.15
28. Alliance Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd	216,295	0.15
29. Albert Cheng Yong Kim	205,650	0.14
30. Lee Chin Hong	202,000	0.14

OTHER INFORMATION

Non-audit Fees

The amount of non-audit fees paid or payable to external auditors for the financial year was RM25,000.

Variation in results

The audited consolidated results of the Group for the financial year ended 30 June 2001 differed from the fourth quarter unaudited consolidated results announced on 29 August 2001 ("Announcement").

As disclosed in the Announcement, the unaudited consolidated results of the Group did not include any adjustments relating to the recoverability of certain assets or receivables which may be necessary upon the completion of discussions with lenders on the revised terms of the Proposed GWRS. The Company had since on 8 October 2001 announced the revision of certain terms of the Proposed GWRS. Accordingly, the necessary provisions have been incorporated in the audited consolidated results for the financial year ended 30 June 2001.

Apart from the provisions arising from the Revised Proposed GWRS, the audited consolidated results of the Group does not differ materially from the fourth quarter unaudited consolidated results as per the reconciliation below:

Loss (Year to date)		**RM'000**
As per the Announcement		(94,784)
Taking into account the provisions now ascertained pursuant to the Revised Proposed GWRS:		
- doubtful debts in respect of amount owing by ultimate holding company		(33,520)
- doubtful debts in other receivables		(2,090)
- foreseeable loss on divestment of an associated company		(65,290)
Adjusted loss	(a)	(195,684)
Loss as per Audited Financial Statements	(b)	(198,153)
Variance - RM'000	(c) = (b) - (a)	(2,469)
- %	(c)/(a)	-1.3%

ANGKASA MARKETING BERHAD
(Incorporated in Malaysia) (41515-D)

FORM OF PROXY

I/We...

of..

being a member/members of ANGKASA MARKETING BERHAD, hereby appoint..

....

of..

or failing whom..

of..

as my/our proxy to vote for me/us and on my/our behalf at the Twenty-Third Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Tuesday, 11 December 2001 at 2.30 pm and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve a first and final dividend		
3. To approve Directors' fees		
4. To re-elect as Director, Mr Eow Kwan Hoong		
5. To re-elect as Director, Mr Phang Wai Yeen		
6. To re-elect as Director, Mr Ngan Yow Chong		
7. To re-elect as Director, Y. Bhg. Tan Sri Dato' Jaffar bin Abdul		
8. To re-appoint Auditors		
9. Authority to issue shares		

Please indicate with an 'X' how you wish your vote to be cast, if no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my hand this .... day of .... 2001.

No. of shares held

Signed...

in the presence of..

Representation at Meeting

A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.

An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in ANGKASA MARKETING BERHAD, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale was effected for onward transmission to the purchaser.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from its reliance upon the whole or any part of the contents of this Circular.

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

(1) PROPOSED AMENDMENT TO THE OBJECT CLAUSE OF THE MEMORANDUM OF ASSOCIATION; AND

(2) PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Notice convening an Extraordinary General Meeting of ANGKASA MARKETING BERHAD to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Tuesday, 11 December 2001 at 3.15 pm or immediately after the Twenty-Third Annual General Meeting of the Company scheduled to be held on the same day at 2.30 pm, whichever shall be the later, is set out in this Circular together with a Form of Proxy enclosed herewith.

The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last day and time for lodging the Form of Proxy : 9 December 2001 at 3.15 pm

This Circular is dated 16 November 2001

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular :

"AMB" or "Company"	:	Angkasa Marketing Berhad
"AMB Group"	:	AMB and its subsidiary companies
"Board of Directors"	:	The Board of Directors of the Company
"EGM"	:	Extraordinary General Meeting
"KLSE"	:	Kuala Lumpur Stock Exchange
"Proposed Adoption"	:	The proposed adoption of a new Articles of Association of the Company
"Proposed Amendment"	:	The proposed amendment to the object clause of the Memorandum of Association of the Company

CONTENTS

LETTER TO THE SHAREHOLDERS OF ANGKASA MARKETING BERHAD

		PAGE
1.	INTRODUCTION	1
2.	DETAILS AND RATIONALE OF THE PROPOSED AMENDMENT	2
3.	DETAILS AND RATIONALE OF THE PROPOSED ADOPTION	2
4.	EXTRAORDINARY GENERAL MEETING	3
5.	DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS	3
6.	DIRECTORS' RECOMMENDATION	3
7.	FURTHER INFORMATION	3

FURTHER INFORMATION	APPENDIX 1
NEW ARTICLES OF ASSOCIATION	APPENDIX 2
NOTICE OF EXTRAORDINARY GENERAL MEETING	ENCLOSED
FORM OF PROXY	ENCLOSED

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

16 November 2001

Directors

Jen (B) Tan Sri Dato' Zain Hashim (Chairman)
Phang Wai Yeen (Managing Director)
Ngan Yow Chong (Executive Director)
Tan Sri William H.J. Cheng
Tan Sri Dato' Jaffar bin Abdul
Datuk Cheng Yong Kim
Dato' Haji Hashim bin Saad
Eow Kwan Hoong

To: The Shareholders of **ANGKASA MARKETING BERHAD**

Dear Sir/Madam

- **PROPOSED AMENDMENT TO THE OBJECT CLAUSE OF THE MEMORANDUM OF ASSOCIATION OF THE COMPANY**
- **PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION OF THE COMPANY**

1. INTRODUCTION

On 6 June 2001, the Board of Directors announced that it proposed to amend the object clause of the Memorandum of Association and adopt a new Articles of Association of the Company. The Board of Directors wishes to seek your approval for the Proposed Amendment and the Proposed Adoption as set out in sections 2 and 3 hereinbelow and Appendix 2 herein respectively.

The purpose of this Circular is to provide you with the details and rationale of the Proposed Amendment and the Proposed Adoption, to set out the Board's recommendations thereon and to seek your approval on the special resolutions pertaining to the Proposed Amendment and the Proposed Adoption to be tabled at the forthcoming EGM.

2. DETAILS AND RATIONALE OF THE PROPOSED AMENDMENT

The Proposed Amendment set out below is now subject to and conditional upon the approval of the shareholders of the Company.

That the existing Clause 32 which read as follows :

Existing Clause 32

"To receive money on deposit or to borrow or raise money with or without security, or to secure the payment or repayment of money or the satisfaction, observance or performance of any obligation or liability undertaken or incurred by the Company in such manner as the Company thinks fit and in particular by mortgage or charge upon the undertaking or any part of the undertaking of the Company or upon all or any assets of the Company or by the creation and issue of debentures or debenture stock (perpetual or terminable) charged as aforesaid or constituting or supported by a floating charge upon present and future property including uncalled and called unpaid capital."

be deleted and substituted therefor with the following :

Proposed Clause 32

"To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be."

The Proposed Amendment is to facilitate the Company to carry on its dealings with third parties.

3. DETAILS AND RATIONALE OF THE PROPOSED ADOPTION

The Proposed Adoption enclosed as Appendix 2 herein is now subject to and conditional upon the approval of the shareholders of the Company.

The Proposed Adoption is to bring the Articles of Association of the Company in line with the amendments made to the KLSE's Listing Requirements, the Companies Act, 1965, and the Rules of the Malaysian Central Depository Sdn Bhd so as to enhance the administrative efficiency of the Company and where relevant, to render consistency throughout the new Articles of Association.

4. **EXTRAORDINARY GENERAL MEETING**

An EGM, notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Tuesday, 11 December 2001 at 3.15 pm or immediately after the Twenty-Third Annual General Meeting of the Company scheduled to be held on the same day at 2.30 pm, whichever shall be the later, for the purpose of considering and, if thought fit, passing the special resolutions to give effect to the Proposed Amendment and the Proposed Adoption.

In the event that you wish to appoint a proxy to attend and vote in your stead, a Form of Proxy is enclosed in this Circular which you are required to complete and deposit at the Registered Office of the Company not later than 48 hours before the time set for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently decide to do so.

5. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

None of the Directors and Major Shareholders or persons connected to the Directors and Major Shareholders of the Company have any interests, direct or indirect, in the Proposed Amendment and the Proposed Adoption.

6. **DIRECTORS' RECOMMENDATION**

Your Directors, having considered all aspects of the Proposed Amendment and the Proposed Adoption, are of the opinion that they are in the best interest of the Company and accordingly, recommend that you vote in favour of the special resolutions for the Proposed Amendment and the Proposed Adoption at the forthcoming EGM.

7. **FURTHER INFORMATION**

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board
ANGKASA MARKETING BERHAD

PHANG WAI YEEN
Managing Director

FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Board of Directors of AMB who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no material facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither AMB nor its subsidiary companies has entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

i. Conditional Share Sale Agreement dated 5 July 2000 between AMB and Amsteel Corporation Berhad ("Amsteel"), wherein in consideration of Amsteel paying RM1.00 to AMB, Amsteel acquires 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel Sdn Bhd ("Avenel") and AMB shall pay Amsteel a sum of RM18,480,000 (which represents approximately 20% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim Berhad ("Posim") based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn Bhd ("SFI"), Posim's principal asset) to be satisfied by an issue of 8,643,275 new AMB shares with an assumed value of RM0.855 per AMB share and the balance to be settled by netting off against the inter-company balances owing from Amsteel Group to AMB Group amounting to RM11,090,000.

ii. Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac Enterprises Sdn Bhd, Posim, Lion Corporation Berhad ("LCB") and Limpahjaya Sdn Bhd of the one part ("Vendors A") and AMB of the other part for the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to AMB for a consideration of RM138,506,146 to be satisfied by way of an issue of 150,299,587 new AMB shares at an issue price of RM0.855 per AMB share.

iii. Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers Sdn Bhd, Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Finlink Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Ceemax Electronics Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Pte Ltd, Sin Seng Investment Pte Ltd and Datuk Cheng Yong Kim ("Vendors B") of the one part and AMB of the other part for the acquisition by AMB of a total of 31,727,292 ordinary shares of RM1.00 each, representing 15.56% equity interest in Silverstone for a total consideration of RM36,726,176 to be satisfied by way of an issue of 42,954,592 new AMB shares to Vendors B with an assumed value of RM0.855 per AMB share.

iv. First Supplemental Agreement dated 19 October 2000 between AMB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel from AMB.

v. First Supplemental Agreement dated 19 October 2000 between Vendors A and AMB amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each in Silverstone to AMB.

vi. First Supplemental Agreement dated 19 October 2000 between Vendors B and AMB amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone.

vii. Conditional Share Subscription Agreement dated 10 November 2000 between Angkasa Transport Equipment Sdn Bhd ("ATE"), AMB Venture Sdn Bhd ("AMBV"), both wholly-owned subsidiaries of AMB and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each, representing 7.94% of the enlarged share capital of ATE at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.

viii. Conditional Sale and Purchase Agreement dated 10 November 2000 between AMBV, TSWC and Lion Asiapac Limited ("LAP"), whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being :

(a) SGD18,060,648 (equivalent to approximately RM39 million); or

(b) SGD41,664,404 (equivalent to approximately RM90 million), in the event the proposed listing of the associated company of ATE, Anhui Jianghuai Automotive Chassis Co Ltd ("Proposed Listing of AJ Auto") is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 166,657,616 new LAP shares at par value of SGD0.25 each together with up to 166,657,616 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) in ATE to Anhui Jianghuai Automotive Group Co Ltd ("AJ Group") and adjustments contained therein.

ix. Supplemental Subscription Agreement dated 9 January 2001 between ATE, AMBV and TSWC amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each, representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

x. Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being :

(a) SGD15,383,527 (equivalent to approximately RM33.2 million); or

(b) SGD38,666,795 (equivalent to approximately RM83.5 million), in the event the Proposed Listing of AJ Auto is completed by 30 September 2001;

to be satisfied by LAP with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million) in ATE to AJ Group and adjustments contained therein.

xi. Conditional Share Sale Agreement dated 1 October 2001 between AMB and Suzuki Motor Corporation, Japan ("SMC") whereby AMB shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") comprising 13,393,298 ordinary shares of RM1.00 each to SMC for a cash consideration of RM26,682,706.

xii. Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of SAM and the management and business operation of SAM.

xiii. Conditional Share Sale Agreement dated 1 October 2001 between AMB and SMC whereby AMB shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") comprising 1,530,510 ordinary shares of RM1.00 each to SMC for a cash consideration of RM1,227,789.

xiv. Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of LSM and the management and business operation of LSM.

xv. Second Supplemental Agreement dated 8 October 2001 between Vendors A and AMB amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Vendors A of a revised 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone to AMB for a revised consideration of RM150,055,564 to be satisfied by an issue of RM143,147,530 in value of new AMB shares at a proposed issue price of RM1.00 per AMB share and the balance of RM6,908,034 to be set-off against inter-company balances owing by LCB Group to AMB Group.

xvi. Second Supplemental Agreement dated 8 October 2001 between AMB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM65,294,088 which represents AMB's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by Amsteel Group to Posim, to be satisfied by the netting-off of existing inter-company indebtedness owing by Amsteel Group to AMB Group.

xvii. Second Supplemental Agreement dated 8 October 2001 between Vendors B and AMB amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a revised consideration of RM39,788,610 to be satisfied by an issue of RM39,788,610 in value of new AMB shares.

3. MATERIAL LITIGATION

AMB or its subsidiaries is not engaged in any material litigation, claims or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiaries and the Board of Directors of AMB has no knowledge of any proceedings pending or threatened against AMB or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of AMB or its subsidiaries as at the date of this Circular.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of AMB;

(b) the Audited Financial Statements of AMB for each of the past two (2) financial years ended 30 June 2000 and 2001; and

(c) material contracts referred to in Appendix I section 2 above.

"APPENDIX 2"

THE COMPANIES ACT, 1965
MALAYSIA

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

ANGKASA MARKETING BERHAD (41515-D)

TABLE A

1. The articles contained in Table A in the Fourth Schedule to the Act are excluded and shall not apply to the Company except so far as the same are repeated or contained in these articles.

INTERPRETATION

2. (a) In these articles :

"Act"	means the Companies Act, 1965 and any statutory modification, amendment or re-enactment thereof;
"Approved Market Place"	means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No 2) Order 1998;
"articles"	means these Articles of Association as originally framed or as altered from time to time by resolution;
"Auditors"	means the auditors for the time being of the Company;
"Board"	means the board of Directors of the Company;
"Central Depositories Act"	means the Securities Industry (Central Depositories) Act 1991 and any statutory modification, amendment or re-enactment thereof;
"Central Depository"	means Malaysian Central Depository Sendirian Berhad;

"clear days"	means in relation to a period of notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Company"	means ANGKASA MARKETING BERHAD;
"Depositor"	means a holder of a securities account;
"Deposited Security"	means a security, as defined in section 2 of Central Depositories Act, standing to the credit of a securities account of a Depositor and subject to the provisions of the Central Depositories Act and the Rules;
"Director"	means a Director of the Company;
"Exchange"	means Kuala Lumpur Stock Exchange;
"Listing Requirements"	means the Listing Requirements of the Kuala Lumpur Stock Exchange including any amendment to the Listing Requirements that may be made from time to time;
"market day"	means any day between Mondays and Fridays, which is not a market holiday of the Exchange or public holiday;
"member"	means any person for the time being holding shares in the Company and whose name appears in (i) the Register of Members (except the Malaysian Central Depository Nominees Sdn Bhd) or (ii) the Record of Depositors;
"Record of Depositors"	means a record provided by the Central Depository to the Company under chapter 24.0 of the Rules;
"resolution"	in relation to a resolution of the Company, means an ordinary resolution;
"Rules"	has the meaning given in section 2 of the Central Depositories Act;
"seal"	means the common seal of the Company;
"Secretary"	means any person appointed to perform the duties of a secretary of the Company;
"securities account"	shall have the meaning assigned to such expression in the Central Depositories Act; and
"treasury shares"	has the meaning ascribed to it in the Act and article 11 of these articles.

2. (b) In these articles :

(1) headings and underlinings are for convenience only and do not affect the interpretation of these articles;

(2) words importing the singular include the plural and vice versa;

(3) words importing a gender include the neuter gender;

(4) unless the contrary intention appears, an expression importing a natural person includes any corporation;

(5) unless the contrary intention appears, an expression referring to writing includes printing, lithography, photography and other modes of representing, or reproducing words in a visible form;

(6) unless the contrary intention appears, words or expressions contained in these articles must be interpreted in accordance with the provisions of the Interpretation Act 1967 as in force at the date at which these articles become binding on the Company;

(7) unless the contrary intention appears, an expression has, in any of these articles that deals with a matter dealt with by any provision of the Act, the same meaning as in that provision of the Act;

(8) notwithstanding the Act and these articles, all dealings and transactions in respect of any security of the Company which has been prescribed by the Exchange and deposited with the Central Depository shall be governed by the provisions of the Central Depositories Act and the Rules, which application shall extend to any additional listing of such security and all other types of securities issued by the Company for listing on the Exchange;

(9) notwithstanding section 100 of the Act, a depositor whose name appears in the Record of Depositors maintained by the Central Depository pursuant to section 34 of the Central Depositories Act, in respect of the securities of the Company which have been deposited with the Central Depository shall be deemed to be a member, debenture holder, interest holder or option holder, as the case may be, of the Company, and shall, subject to the provisions of the Central Depositories Act and any regulations made thereunder, be entitled to the number of securities stated in the Record of Depositors and all rights, benefits, powers and privileges and be subject to all liabilities, duties and obligations in respect of, or arising from, such securities.

SHARE CAPITAL

3. (a) The authorised share capital of the Company is RM500,000,000.00 divided into 500,000,000 ordinary shares of RM1.00 each. Authorised share capital

(b) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act and to these articles, shares in the Company for the time being unissued (whether forming part of the original capital or of any increase in capital) are under the control of the Directors who may issue, allot or otherwise dispose of such shares to such persons on such terms and conditions and at such times and with such preferred, deferred or other special rights or such restrictions whether with regard to dividend, voting, return of capital or other matters as the Directors determine, but the Directors shall comply with the following conditions :

(1) No shares may be issued at a discount except in compliance with section 59 of the Act;

(2) In the case of shares offered to the public for subscription the amount payable on application on each share shall not be less than five per cent (5%) of the nominal amount of the share; and

(3) In the case of shares other than ordinary shares no special rights shall be attached unless the same have been expressed in these articles.

(c) (1) No member is entitled to a certificate in respect of any Deposited Security except in accordance with the Rules and any applicable law; and Deposited Security

(2) The Central Depository or its nominee company shall be entitled to receive jumbo certificates in denominations requested by the Central Depository or its nominee company for the Deposited Security which shall be issued in accordance with the Central Depositories Act and the Rules. If the Central Depository or its nominee company shall require more than one jumbo certificate in respect of the Deposited Security, it shall pay such fee as the Directors may from time to time determine and which the Company may be permitted to charge by law and by the Exchange plus any stamp duty payable under any law for the time being in force.

4. (a) The Company may exercise the power to pay commission conferred by the Act if : Power of paying commission and brokerage

(1) the rate or the amount of the commission paid or agreed to be paid is disclosed in the manner required by the Act; and

(2) the commission does not exceed ten per cent (10%) of the price at which the shares in respect of which the commission is paid are issued.

(b) The commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly by the payment of cash and partly by the allotment of fully or partly paid shares.

(c) The Company may, on any issue of shares, also pay such brokerage as may be required for such issue.

NEW SHARES TO BE OFFERED TO MEMBERS

Issue of new shares to members

5. (a) Subject to any direction to the contrary that may be given by the Company in general meeting, all new shares or other convertible securities shall, before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion as nearly as circumstances admit, to the amount of the existing shares or securities to which they are entitled.

(b) The offer shall be made by notice specifying the number of shares or securities offered and limiting a time within which the offer, if not accepted, will be deemed to be declined.

(c) The Directors may, after the expiration of the time referred to in article 5(b) or on receipt of an intimation from the member to whom the offer is made that he declines to accept the shares or securities offered, issue those shares, together with any shares that cannot, in the opinion of the Directors, be conveniently offered under this article by reason of the proportion that the shares offered bear to shares already held, in such manner as they think most beneficial to the Company.

(d) The Company shall ensure that all new issue of securities and all other types of securities proposed to be listed on the Exchange, including any additional listing of such securities (except where the Company is specifically exempted from compliance with section 38 of the Central Depositories Act, in which event it shall so similarly be exempted from compliance with this requirement), are made by way of crediting the securities accounts of the allottees with such securities.

Issue of securities

6. (a) Notwithstanding article 5(a) and the existence of a resolution under section 132D of the Act approving the issuance of shares by the Company, the Company shall not issue any shares or convertible securities if the nominal value of those shares or convertible securities, when aggregated with the nominal value of any such shares or convertible securities issued during the preceding 12 months, exceeds 10% of the nominal value of the issued and paid-up capital of the Company, except where the shares or convertible securities are issued with the prior approval of the members in general meeting of the precise terms and conditions of the issue.

(b) In working out the number of shares or convertible securities that may be issued by the Company, if the security is a convertible security, each such security is counted as the maximum number of shares into which it can be converted or exercised.

7. No shares in the Company may be issued, where the issue of those shares has the effect of transferring a controlling interest in the Company, without the prior approval of members by resolution passed in general meeting. Share issues having effect of transferring controlling interest

8. (a) Subject to the approval of members by resolution passed in general meeting, the Company may issue shares to employees on such terms and conditions and at such times as the Directors think fit. Employee share issues

(b) The resolution to be considered at the meeting must set out details of the amount of shares proposed to be issued to Directors.

(c) A Director may not participate in an issue of shares to employees unless the members by resolution passed in general meeting, have approved of the specific allotment to be made to the Director and unless the Director holds office in an executive capacity.

(d) Notwithstanding article 8(c) above hereof, any non-executive Director may so subscribe and participate in an issue of shares of the Company pursuant to a public issue or public offer provided always that no special allotment or options shall be granted to him.

CLASSES OF SHARES

9. (a) Subject to these articles, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Variation of rights

(b) The provisions of these articles relating to general meetings apply so far as they are capable of application and with any necessary changes to every such separate meeting except that :

(1) a quorum is constituted by two (2) persons; and

(2) any holder of shares of that class, present in person or by proxy, may demand a poll.

(c) The rights conferred upon the holder of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to have been varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

(d) Subject to section 69 of the Act, where any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a long period, the Company may pay interest on so much of such share capital as is for the time being paid up and charge the interest so paid to capital as part of the cost of construction or provision.

10. (a) Subject to the Act and to these articles, any preference shares may, with the sanction of a resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed. Preference shares

(b) The total nominal value of issued preference shares must not exceed the total nominal value of the issued ordinary shares at any time.

(c) Holders of preference shares shall have :

(1) the same rights as holders of ordinary shares as regards receiving notices, reports and audited financial statements, and attending general meetings of the Company;

(2) the right to vote at any meeting convened for the purpose of reducing the capital, or for or during the winding up, or sanctioning a sale of the whole of the property, business and undertaking of, the Company, or where the resolution to be considered at the meeting directly affects the rights and privileges of the holders of preference shares, or when any dividends payable on the preference shares are in arrears for more than six (6) months; and

(3) the right to a return of capital in preference to holders of ordinary shares when the Company is wound up.

(d) Subject to the Act and to article 10(e), the repayment of preference share capital other than redeemable preference shares, or any other alteration of the rights attached to preference shares, may only be made pursuant to a special resolution of the holders of the preference shares.

(e) If the necessary majority for a special resolution is not present at the meeting held to consider the matter referred to in article 10(d), the consent in writing of the holders of three-quarter (75%) of the issued preference shares given within two (2) months of the meeting is as valid and effectual as a special resolution passed at the meeting.

(f) The Company may issue preference shares ranking equally with, or in priority to, preference shares already issued.

11. (a) The Company may subject to and in accordance with the Act, the requirements of the Exchange and any other relevant authorities, purchase its own shares or give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company provided always that any such acquisition of financial assistance shall only be made or given in accordance with the relevant rules or regulations issued by the Exchange or the Securities Commission from time to time.

Company purchasing own shares

(b) Where the Company has purchased its own shares, the Directors may, subject to and in accordance with the Act and the requirements of the Exchange and any other authority:

(1) cancel the shares so purchased;

(2) retain the shares so purchased in treasury (the "treasury shares");

(3) retain part of the shares so purchased as treasury shares and cancel the remainder of the shares so purchased.

(c) Notwithstanding anything stated to the contrary in these articles, where the shares are held as treasury shares :

(1) the Directors may, subject to and in accordance with the Act :

(i) distribute the treasury shares as dividends to shareholders, such dividend to be known as "share dividend"; or

(ii) resell the treasury shares on the market of the Exchange on which the shares may be quoted, in accordance with the relevant rules of the Exchange;

(2) the rights attached to the treasury shares as to voting, dividends and participation in other distribution and otherwise are suspended; and

(3) the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of these articles, the provisions of the Act or of any other law or the listing rules of the Exchange on substantial shareholding, take-overs, notices and the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

12. (a) Except as required by law, the Company must not recognise a person as holding a share upon any trust. Trusts

(b) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by these articles or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

(c) No persons shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such shares. Fractional part of a share

LIEN ON SHARES

13. (a) The Company has a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, such lien extending only to the specific shares on which such calls or instalments are for the time being unpaid. Company's lien on shares

(b) The Company also has a first and paramount lien on all shares (other than fully paid shares) registered in the name of a sole member for all money payable by him or his estate, to the Company.

(c) The Directors may at any time exempt a share wholly or in part from the provisions of this article.

(d) The Company's lien (if any) on a share extends to all dividends payable in respect of the share and to such amounts as the Company may be called upon by law to pay in respect of the member or deceased member.

(e) All securities deposited with the Central Depository must be fully paid.

(f) No shareholder shall be entitled to receive any dividend or to exercise any privilege as a member in respect of any shares upon which any call or other sum so due and payable shall be unpaid. Condition precedent to entitlement dividend and privileges

14. (a) Subject to article 14(b), the Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien. Sale of shares subject to lien

(b) A share on which the Company has a lien must not be sold unless:

(1) a sum in respect of which the lien exists is presently payable; and

(2) the Company has, not less than fourteen (14) days before the date of the sale, given to the holder of the share for the time being or the person entitled to the share by reason of the death or bankruptcy of the

registered holder, a notice in writing setting out and demanding payment of such part of the amount in respect of which the lien exists as is presently payable.

15. (a) For the purpose of giving effect to a sale mentioned in article 14 but subject to the Central Depositories Act and the Rules, the Directors may authorise a person to transfer the shares sold to the purchaser of the shares. — Transfer of forfeited shares

(b) The Company must register the purchaser as the holder of the shares comprised in any such transfer and he is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The remedy of the former holder of such shares or of any person claiming under or through him in respect of any alleged irregularity or invalidity shall be against the Company in damages only.

16. The proceeds of a sale mentioned in article 14 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale. — Application of proceeds of sale

CALLS ON SHARES

17. (a) The Directors may make calls upon the members in respect of any money unpaid on the shares of the members (whether on account of the nominal value of the shares or by way of premium) and not by the terms of issue of those shares made payable at fixed times, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call. — Directors may make calls

(b) Each member must, upon receiving at least twenty-one (21) days' notice specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on his shares.

(c) The Directors may revoke or postpone a call.

(d) On the trial or hearing of any action or recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder or one of the holders of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the member sued in pursuance of these articles and it shall not be necessary to prove the appointment of the Directors who made such call, nor that the meeting at which any call was made was duly convened and constituted nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt. — Evidence in suit for calls

18. A call will be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

19. If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate of five per cent (5%) per annum or as the Directors determine, but the Directors may waive payment of that interest wholly or in part. Interest on unpaid calls

20. Any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date, whether on account of the nominal value of the share or by way of premium, will for the purposes of these articles be deemed to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in the case of non-payment, all the relevant provisions of these articles as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified. Sums payable on fixed dates

21. The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment. Calls on shares may differ

22. (a) The Directors may if they think fit receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any share by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance. Advance of calls

(b) Moneys paid on shares in advance of calls shall not, whilst carrying interest, confer a right to participate in profits.

(c) Except in a liquidation sums paid in advance of calls shall not until the same would, but for such advance have become payable be treated as paid up on the shares in respect of which they have been paid.

TRANSFER OF SHARES

23. (a) The transfer of any shares or any class of shares which have been deposited with the Central Depository, shall be by way of book entry by the Central Depository in accordance with the Rules and, notwithstanding sections 103 and 104 of the Act, but subject to section 107C(2) of the Act and any exemption that may be made in compliance with section 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of such shares. Transfer in writing

(b) Subject to the Act, Central Depositories Act, the Rules and article 23(c), the Company may suspend registration of transfers at such time and for such period as the Directors may from time to time determine. Suspension of registration of transfers

(c) Any such suspension must not exceed thirty (30) days (or such other period permitted under the Act and by the Exchange) in any year.

(d) The Company must give at least twelve (12) clear market days' notice (or, subject to the Act, such other period prescribed by the Exchange) of any such suspension to the Exchange stating the period and purpose of such suspension.

24. (a) Where :

Transmission of securities from foreign register

(i) the securities of the Company are listed on an Approved Market Place; and

(ii) The Company is exempted from compliance with section 14 of the Central Depositories Act or section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities,

the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the Registrar of the Company in the jurisdiction of the Approved Market Place (hereinafter referred to as "the Foreign Register"), to the register of holders maintained by the Registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such securities.

(b) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.

TRANSMISSION OF SHARES

Transmission

25. In the case of the death of a member, the legal personal representatives of the deceased will be the only persons recognised by the Company as having any title to his interest in the shares.

26. (a) Subject to the Act, Central Depositories Act, the Rules and to these articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such information being produced as is properly required by the Directors, elect either to be registered himself as holder of the share or to have some other person nominated by him registered as the transferee of the share.

(b) If he elects to have another person registered, he must execute a transfer of the share to that other person, provided always that where the share is a Deposited Security and subject to the Rules, any subsequent transfer or withdrawal of the share may be carried out by that other person.

(c) In either case under article 26(a) above all the limitations, restrictions and provisions of these articles relating to the right to transfer, and the registration of transfers of shares, are applicable to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a notice or transfer signed by that member.

27. (a) Where the registered holder of a share dies or becomes bankrupt, his personal representative or the trustee of his estate, as the case may be, is, upon the production of such information as is properly required by the Directors, entitled to the same dividend and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt. Rights of personal representative or trustee

(b) The Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

28. (a) If a member fails to pay the whole or any part of a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued. Notice to pay calls

(b) The notice must name a further day (not earlier than the expiration of fourteen (14) days from the date of service of the notice) on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time and place appointed, the shares in respect of which the call was made will be liable to be forfeited. Length of notice

29. (a) If the requirements of a notice served under article 28 are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Failure to comply with notices

(b) Such a forfeiture must include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture. A notice of forfeiture must be sent to the member within fourteen (14) days of the forfeiture.

30. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and, at any time before a sale or disposal, the forfeiture may be cancelled on such terms as the Directors think fit. Sale of forfeited shares

31. A member whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay to the Company all moneys that, at the date of forfeiture, was payable by him to the Company in respect of the shares (including interest at the rate of ten per cent (10%) per annum a year from the date of forfeiture until the date of payment, on the money for the time being unpaid if the Directors think fit to enforce payment of the interest), but his liability ceases as and when the Company receives payment in full of all the moneys (including interest) so payable in respect of the shares. Liability to the Company of person whose shares are forfeited

32. A statutory declaration in writing declaring that the person making the declaration is a Director or a Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, is prima facie evidence of the facts stated in the declaration as against all persons claiming to be entitled to the share. Proof of forfeiture

33. (a) The Company may receive the consideration (if any) given for a forfeited share on any sale or disposal of the share and may, subject to the Central Depositories Act and the Rules, execute a transfer of the share in favour of the person to whom the share is sold or disposed of. Consideration received on sale of forfeited shares

(b) Upon the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

(d) The balance of the consideration (after deducting all unpaid calls and instalments and accrued interest) must be paid to the member whose shares have been forfeited, or to his executors, administrators or assignees or as he directs.

34. The provisions of these articles as to forfeiture shall apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified. Non-payment of sums payable at fixed times

CONVERSION OF SHARES INTO STOCK

35. Subject to the Act and article 11 the Company may, by resolution, convert all or any of its paid-up shares into stock and re-convert any stock into paid-up shares of any nominal value. Conversion of shares into stock and reconversion

36. (a) Subject to article 9(b), where shares have been converted into stock, the provisions of these articles relating to the transfer of shares apply, so far as they are capable of application, to the transfer of the stock or of any part of the stock. Holder of stock may transfer their interest

(b) The Directors may fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum must not exceed the aggregate of the nominal values of the shares from which the stock arose.

37. (a) The holders of stock have, according to the amount of the stock held by them, the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose. Rights of stockholders

(b) No such privilege or advantage (except participation in the dividends and profits of the Company and in the assets of the Company on winding-up) will be conferred by any amount of stock that would not, if existing in shares, have conferred that privilege or advantage.

38. The provision of these articles that are applicable to paid-up shares apply to stock, and references in those provisions to share and shareholder must be read as including references to stock and stockholder, respectively. Definition

ALTERATION OF CAPITAL

39. The Company may by resolution increase its authorised share capital by the creation of new shares of such amount as is specified in the resolution. Power to increase capital

40. The Company may by resolution : Power to alter capital

(a) consolidate and divide all or any of its authorised share capital into shares of larger amounts than its existing shares;

(b) subdivide all or any of its shares into shares of smaller amount than is fixed by the memorandum but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each such share of a smaller amount is the same as it was in the case of the share from which the share of a smaller amount is derived; or

(c) cancel shares that, at the date of passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and reduced its authorised share capital by the amount of the shares so cancelled.

41. The Company may, subject to the Act, convert any class of shares into any other class of shares.

42. Subject to the Act, the Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account. Power to reduce capital

GENERAL MEETINGS

43. (a) Subject to the Act, the Company must hold a general meeting to be called the annual general meeting once in every calendar year and not more than fifteen (15) months after the holding of the last annual general meeting. General meeting

(b) A general meeting other than the annual general meeting will be called an extraordinary general meeting.

44. (a) The Directors may whenever they so decide by resolution convene an extraordinary general meeting of the Company. Extraordinary general meeting

(b) In addition to article 44(a) above, extraordinary general meetings shall be convened on such requisition or, in default may be convened by such requisitionists, as is provided by the Act.

(c) Subject as provided by article 44(b) above, every general meeting shall be held at such time and place as the Directors may determine.

(d) All general meetings, other than the annual general meeting and the statutory meeting shall be called extraordinary general meeting. The Directors may whenever they think fit and shall on requisition in accordance with the Act convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

45. (a) A general meeting must be convened by notice in writing of not less than fourteen (14) days; and in the case of a meeting for the passing of a special resolution or an annual general meeting, twenty-one (21) days' notice shall be given. Notice

(b) Not less than seven (7) clear days' notice in writing shall (unless the meeting otherwise resolves) be given of an adjourned general meeting (exclusive in either case of the day on which it is served or deemed to be served and of the day for which it is given) in the manner hereinafter mentioned to the Auditors and to all members other than such as are not under the provisions of these articles entitled to receive such notices from the Company.

(c) The accidental omission to give notice to, or the non-receipt of a notice by, any person entitled thereto shall not invalidate the proceedings at any general meeting.

(d) At least fourteen (14) days' notice of such a meeting or twenty-one (21) days' notice in the case where any special resolution is proposed or where it is the annual general meeting (other than an adjourned general meeting) must be given by advertisement in a daily newspaper and in writing to each stock exchange on which the shares are listed.

(e) The Company shall request the Central Depository in accordance with the Rules, to prepare a Record of Depositors to whom notices of general meetings shall be given by the Company and a Record of Depositors as at a date not less than three (3) market days before the general meeting (the "General Meeting Record of Depositors").

(f) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 (where applicable) and notwithstanding any provisions in the Act, a Depositor shall not be regarded as a member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

(g) In every notice calling a meeting there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not also be a member.

46. (a) A notice of a general meeting must specify the place, the day and the hour of meeting and must state the general nature of the business to be transacted at the meeting. Content of notice

(b) In the case of an annual general meeting, the notice shall also specify the meeting as such. The notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution.

(c) In the case of any general meeting at which business other than routine business is to be transacted the notice shall specify the general nature of such business and shall be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business; and if any resolution is to be proposed as an extraordinary resolution or a special resolution the notice shall contain a statement to that effect.

47. (a) Notice of every general meeting must be given in the manner authorised by article 129 to :

(1) every member conferring the right to attend and vote at the meeting who, at the time of convening of the meeting shall have paid all calls or other sums presently payable by him in respect of shares in the Company;

(2) the Auditors; and

(3) the Exchange.

(b) No other person is entitled to receive notices of general meetings.

48. Routine business shall mean and include only business transaction at an annual general meeting of the following classes, that is to say : Routine business

(a) Declaring dividends.

(b) Considering and adopting the financial statements, the reports of the Directors and Auditors.

(c) Fixing the remuneration of the Directors.

(d) Electing Directors in the place of those retiring.

(e) Appointing Auditors and fixing remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

PROCEEDINGS AT GENERAL MEETINGS

49. (a) No business may be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Quorum

(b) Subject to these articles, two (2) members present in person constitute a quorum at any meeting of members.

(c) For the purpose of determining whether a quorum is present, a person attending as a proxy, or as representing a corporation that is a member, will be deemed to be a member.

50. If a quorum is not present within twenty (20) minutes from the time appointed for the meeting : Absence of quorum

(a) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(b) in any other case :

(1) the meeting stands adjourned to such day, and at such time and place, as the Directors determine or, if no determination is made by the Directors, to the same day in the next week at the same time and place ; and

(2) if at the adjourned meeting a quorum is not present within twenty (20) minutes from the time appointed for the meeting, the members present shall be a quorum.

51. (a) If the Directors have elected one of their number as Chairman of their meetings, he shall preside as Chairman at every general meeting. If no Chairman has been elected, the Managing Director shall preside as chairman at the general meetings.

(b) Where a general meeting is held and the Chairman or the Managing Director is not present within twenty (20) minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present may choose one of their number or if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number to be chairman of the meeting.

52. (a) The Chairman may with the consent of any meeting at which a quorum is present and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business must be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Adjournment of meeting

(b) When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(c) Except as provided by article 52(b), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

53. (a) At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded : — Voting

(1) by the Chairman;

(2) by at least two (2) members present in person or by proxy;

(3) by a member or members present in person or by proxy and representing not less than one-tenth (10%) of the total voting rights of all the members having the right to vote at the meeting; or

(4) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid-up equal to not less than one-tenth (10%) of the total sum paid-up on all the shares conferring that right.

(b) Unless a poll is so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect is made in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(c) The demand for a poll may be withdrawn.

54. (a) In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded has a casting vote in addition to the vote which he may be entitled as a member. — Chairman's casting vote

(b) If at any general meeting any votes shall be construed which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same meeting, and not in that case unless it shall, in the opinion of the chairman of the meeting be of sufficient magnitude to vitiate the result of the voting.

55. (a) If a poll is duly demanded, it must be taken in such manner (including use of ballot or voting papers or tickets) as the chairman of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded. — Time for taking a poll

(b) The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

(c) A poll shall not be demanded on the election of a Chairman.

(d) A poll demanded on a question of adjournment must be taken immediately.

(e) A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty (30) days from the date of the meeting) and place as the chairman of the meeting may direct.

56. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. Continuance of business after demand for poll

57. Subject to the Act, article 11 and any rights or restrictions for the time being attached to any class or classes of shares : Voting rights of members

(a) a holder of ordinary shares upon which all calls due to the Company have been paid is entitled to be present and to vote at any general meeting of the Company;

(b) at meetings of members or classes of members each member entitled to vote may vote in person or by proxy;

(c) on a show of hands every member who is present in person or by proxy has one (1) vote, and on a poll every member present in person or by proxy has one (1) vote for each share he holds.

58. (a) If a member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, his committee or trustee or such other person as properly has the management of his estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member. No person claiming to vote pursuant to this article shall do so unless such evidence as the Directors may require of his authority shall have been deposited at the registered office of the Company not less than forty-eight (48) hours before the time for holding the meeting at which he intends to vote. Vote of member of unsound mind

(b) Any such committee or other person may vote by proxy or attorney.

59. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same power on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. Representatives

60. If the share capital of the Company consists of shares of different monetary denominations, voting rights must be prescribed in such a manner that a unit of capital in each class, when reduced to a common denominator, carries the same voting power when such right is exercisable. Shares of different denominations

61. A member is not entitled to vote at a general meeting unless all calls and other sums presently payable by him in respect of shares in the Company have been paid. Member barred from vote while call unpaid

62. (a) If a member appoints two proxies to attend at the same meeting, the instrument of proxy must specify the proportion of his shareholdings to be represented by each proxy. Appointment of two proxies

(b) A member may appoint any person to be his proxy and the provisions of section 149(1)(b) of the Act shall not apply to the Company.

(c) Where a member of the Company is an authorised nominee as defined under the Central Depositories Act, it may appoint at least one proxy in respect of each securities account it holds with ordinary shares of the Company standing to the credit of the said securities account.

63. An instrument appointing a proxy must be in the following form or in a form that is as similar to the following form as the circumstances allow : Form of proxy

ANGKASA MARKETING BERHAD

I/We, (name of member) of (address), being a member/members of the Company, hereby appoint (name of proxy) of (address) or failing whom, (name of proxy) of (address) as my/our proxy to vote for me/us and on my/our behalf at the *Annual /Extraordinary General Meeting of the Company to be held at (place) on (date) at (time) and at any adjournment thereof.

Resolutions	For	Against

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this day of.

No. of shares: Signed:

In the presence of:

64. (a) An instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. Instrument of proxy

(b) An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate, but the Directors may from time to time waive or modify this requirement either generally or in a particular case or cases.

(c) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

65. An instrument appointing a proxy will not be treated as valid unless the instrument and the power of attorney or other authority (if any) under which the instrument is signed or a notarially certified copy of that power or authority, is or are deposited, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, (in the case of a poll, not less than twenty-four (24) hours before the time appointed for the taking of the poll), at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting.

Deposit of instrument appointing proxies

66. (a) An instrument appointing a proxy shall be deemed to confer authority generally to act at any meeting for the member giving the proxy and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Extent of authority

(b) Any form of proxy issued by the Company shall be so worded that a member may direct his proxy to vote either for or against any of the resolutions to be proposed.

(c) The proxy shall be deemed to include the right to demand, or join in demanding, a poll and to speak at the meeting.

(d) Unless the contrary is stated thereon an instrument appointing a proxy, whether in the usual common form or not, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

(e) An instrument appointing a proxy will be deemed to confer authority to agree to a meeting being convened by shorter notice than is required by the Act or by these articles and to a resolution being proposed and passed as a special resolution at a meeting of which less than twenty-one (21) days' notice has been given.

67. A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid despite the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, if no intimation in writing of such death, unsoundness of mind or revocation has been received by the Company at the registered office at least one (1) hour before the commencement of the meeting or adjourned meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the instrument is used or the power is exercised.

Death, unsoundness of mind of principal

DIRECTORS

68. (a) Unless and until the Company shall by resolution otherwise resolve, there must be at least two (2) but not more than twelve (12) Directors. *Number of Directors*

(b) The Company may, by resolution, increase or reduce the number of Directors.

(c) All the Directors must be natural persons.

69. (a) Subject to these articles, the Directors will be paid such fee as is from time to time determined by Ordinary Resolution of the Company and that fee will be divided among the Directors in such proportions and manner as the Directors may determine and, in default of such determination, equally, except that any Directors who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. *Remuneration of Directors*

(b) That fee will accrue from day to day.

(c) The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company. *Expenses*

(d) Subject to these articles, if any Director being willing renders or is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any business or purposes of the Company, the Directors may arrange with that Director for a special remuneration by the payment of a stated sum of money and that special remuneration may be by way of salary, percentage of profits or otherwise as the Directors may determine but not a commission based on or percentage of turnover. *Extra remuneration*

(e) Fees payable to Non-Executive Directors must be a fixed sum and not by way of commission based on, or percentage of, profits or turnover.

(f) Salaries payable to Executive Directors must not include a commission based on, or percentage of, turnover.

(g) Fees payable to Directors may not be increased except pursuant to a resolution passed in general meeting and where notice of the proposed increase has been given in the notice convening the meeting.

(h) The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to or to any person in respect of any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any subsidiary company and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums. *Pension for Directors*

70. A Director is not required to have any share qualifications but nevertheless shall be entitled to attend and speak at any general meeting of and at any separate meeting of the holders of any class of shares in the Company. Share qualifications

DIRECTOR MAY HOLD OTHER OFFICE OR CONTRACT WITH COMPANY

71. (a) A Director may hold any other office or place of profit (except that of Auditors) in the Company in conjunction with the office of Director and on such terms as to remuneration and otherwise as the Directors of the Company by resolution may determine.

(b) A Director will not be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor will such a contract or any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way, whether directly or indirectly, interested be avoided nor will a Director be liable, by reason of holding his office or of the fiduciary relations thereby established, to account to the Company for any profit arising from such a contract or from such contracts or arrangement.

(c) A Director may not vote in respect of any contract or arrangement or proposed contract or arrangement in which he is in any way, whether directly or indirectly, personally interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement.

EXECUTIVE OFFICE

72. (a) The Directors may from time to time appoint one or more of their body to be the holder of any executive office subject to the control of the board and upon such terms and for such period as they may determine. Appointment to executive office

(b) The Directors may subject to the provisions of article 72(c) appoint one of their body to the office of Managing Director and may from time to time (subject to any contract between him and the Company) remove or dismiss him from office and appoint another in his place. The Managing Director shall be subject to the control of the Board.

(c) The appointment of any Director to the office of Managing Director shall be subject to termination if he ceases from any cause to be a Director, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

(d) The appointment of any Director to any other executive office, shall be subject to termination if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall state otherwise but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

(e) Subject to any other provisions of these present, the remuneration of any Managing Director or Executive Director for his services as such shall be determined by the Directors and may be of any description.

73. The Directors may entrust to and confer upon a Director holding any executive office any of the powers (other than the power to make calls on or to forfeit shares) exercisable by them as Directors upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any such powers or shall be subject to the control of the board. Power of Executive Directors

PROCEEDINGS OF DIRECTORS

74. (a) The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and a Secretary must on the requisition of a Director, convene a meeting of the Directors.

(c) Without limiting the discretion of the Directors to regulate their meetings under article 74(a), the Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication and a resolution passed by such a conference will, despite the fact that the Directors are not present together in one place at the time of the conference, be deemed to have been passed at a meeting of the Directors held on the day on which and at the time at which the conference was held. The provisions of these articles relating to proceedings of Directors apply so far as they are capable of application and with any necessary changes to such conferences.

75. (a) Subject to these articles, questions arising at a meeting of Directors must be determined by a majority of votes of Directors present and voting and any such decision will for all purposes be deemed a decision of the Directors. Voting of Directors

(b) Every Director present at the meeting has one (1) vote.

(c) Subject to article 75(d), in case of an equality of votes, the chairman of the meeting has a casting vote.

(d) The chairman does not have a casting vote if there are only two (2) Directors present at the meeting or if there are only two (2) Directors present at the meeting who are competent to vote on the question in issue.

76. It shall not be necessary to give notice of a meeting of Directors to any Directors or Alternate Director for the time being absent from Malaysia. Notice

77. (a) A Director who has not appointed an Alternate Director may authorise any other Director to vote for him at any meeting or meetings at which he is not present and in that event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote. Authority for Director to vote for absent Director

(b) Every such consent and authority shall be in writing or by cable, radiogram, or telegram which shall be produced at the meeting or meetings at which the same is to be used and be left with the Secretary for filing.

78. (a) The number of Directors whose presence is necessary to constitute a quorum is two (2), except as otherwise fixed by the Directors. Quorum

(b) An Alternate Director shall count as representing the Director appointing him in ascertaining whether a quorum of Directors is formed.

79. In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may, except in an emergency, act only for the purpose of increasing the number of Directors to a number sufficient to constitute such a quorum or of convening a general meeting of the Company. Directors may act if no quorum

80. (a) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Declaration of interest

(b) A general notice that a Director, Alternate Director or Managing Director is a member of or interested in any specified firm or corporation with whom any contract is proposed to be entered into in relation to the affairs of the Company and is to be regarded as interested in all transactions with such firm or corporation shall be a sufficient disclosure under this article as regards such Director and the said transaction and after such general notice it shall not be necessary for such Director to give any special notice relating to any particular transaction with such firm or corporation.

81. (a) A Director shall not vote in respect of any contract or arrangement or proposed contract or arrangement in which he is in any way, whether directly or indirectly, personally interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement. Restriction on voting

(b) If he should do so his vote should not be counted, nor shall he be counted in the quorum present at the meeting but neither of these prohibitions shall apply to :

(1) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligation undertaken by him for the benefit of the Company;

(2) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by deposit of a security; and

(3) any contract or arrangement with any corporation in which he is interested only as an officer of the corporation or as the holder of shares or other securities.

82. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

Director appointed at a meeting to hold other office to be counted in the quorum

83. A Director may by himself or through his firm act in a professional capacity for the Company (except as Auditors of the Company), and the Director and his firm are entitled to remuneration for professional services as if the Director was not a Director.

84. (a) A Director of the Company may be or become a Director or other officer of or otherwise interested in any corporation promoted by the Company or in which the Company may be interested as a shareholder or otherwise and he will not be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interest in the other corporation.

(b) The Directors may exercise the voting power conferred by the shares or other interest in any such other corporation held or owned by the Company, or exercisable by them as Directors of such other corporation in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as Directors or other officers of such corporation), and any Director may vote in favour of the exercise of such voting rights in manner aforesaid, notwithstanding that he may be, or is about to be, appointed a Director or other officer of such corporation and as such is or may become interested in the exercise of such voting rights in manner aforesaid.

85. The Directors shall keep a register of Directors as required by the Act and the Directors may determine the time (not being less than two (2) hours a day) at which the said register shall be open to the inspection of members of the Company during the period referred to in the Act.

Register of Directors to be kept

86. (a) The Directors must elect one of their number as Chairman, and may elect one or more Vice-Chairman, and may determine the period for which such officers shall respectively hold office.

Chairman and Vice-Chairman

(b) Where such a meeting is held the Chairman or in the absence of the Chairman the Vice-Chairman (if any) or in the event that there are more than one Vice-Chairman the senior in appointment among them shall preside; and

(1) if the Chairman or Vice-Chairman has not been elected as provided by article 86(a); or

(2) the Chairman or Vice-Chairman is not present within twenty (20) minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present must elect one of their number or his alternate as the case may be to be chairman of the meeting.

87. (a) If a majority of Directors have signed a document containing a statement that they are in favour of a resolution of the Directors in terms set out in the document, a resolution in those terms will be deemed to have been passed at a meeting of the Directors held on the day on which the document was signed and at the time at which the document was last signed by a Director, or, if the Directors signed the document on different days, on the day on which, and at the time at which, the document was last signed by a Director and, where a document is so signed, the document will be deemed to constitute a minute of that meeting. Directors' circular resolution

(b) For the purposes of article 87(a), two or more separate documents containing statements in identical terms each of which is signed by one or more Directors will together be deemed to constitute one document containing a statement in those terms signed by those Directors on the respective days in which they signed the separate documents.

(c) If a Director is not present in Malaysia, the document mentioned in article 87(a) may be signed by the person (if any) appointed to be an Alternate Director in his place.

88. (a) The Directors may delegate any of their powers (other than the power to make calls on or to forfeit shares) to a committee or committees consisting of either such of their number or members of their management or a combination thereof as they think fit. Power to appoint committee

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised will be deemed to have been exercised by the Directors.

(c) The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed by the provision of these articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superceded by any directions made by the Directors under article 88(b) above.

89. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall as regards all persons dealing in good faith with the Company notwithstanding that it is later discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to act as a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to Defects in appointment

be a member of the committee.

POWERS AND DUTIES OF DIRECTORS

90. (a) Subject to the Act and to these articles, the business of the Company will be managed by the Directors, who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Act or by these articles, required to be exercised by the Company in general meeting, subject nevertheless to these articles, the provisions of the Act and such articles not being inconsistent with the aforesaid articles or provisions as may be prescribed by Special Resolution of the Company. General powers of the Company vested in Directors

(b) No article so made by the Company shall invalidate any prior act of the Directors which would have been valid if such article had not been made.

(c) The general powers given by this article shall not be limited or restricted by any special authority or power given to the Directors by any other articles.

91. Without limiting the generality of article 90 but subject to the Act, the Directors may : Borrowing powers

(a) exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of the uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company;

(b) exercise all the powers of the Company to guarantee payment of money payable under contracts or obligations of any subsidiary company or companies or any other person as is permissible pursuant to the Listing Requirements with or without securities; and

(c) borrow money or mortgage or charge any property, business or undertaking of the Company or its subsidiaries, or all or any of the uncalled capital and issue debentures or give any other security for a debt, liability or obligation of any person as is permissible pursuant to the Listing Requirements.

92. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Malaysia or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration and may delegate to any local board, manager or agent any of the powers, authorities and discretion vested in the Directors with power to sub-delegate and may authorise the members of any local boards or any of them to fill any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Power to establish local boards, etc.

93. (a) The Directors may, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes, with such powers, authorities and discretion (being powers, authorities and discretion vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit. *Power to appoint attorney*

(b) Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretion vested in him.

94. The Directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident or superannuation funds for the benefit for, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company or its predecessors in business or of any company which is a subsidiary or associate company of the Company or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid and holding or who held any salaried employment or office in the Company or predecessors or other company and the wives, widows, families and dependants of any such persons, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. *Power to maintain pension or fund*

95. Subject to particulars with respect to the pension, provident or superannuation funds being disclosed to the members and to the proposal being approved by the Company by ordinary resolution if the Act shall so require, a Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuities, pension, allowance or emoluments. A Director may be counted in the quorum present at a meeting upon the consideration of a motion in respect of any matter referred to in this article and may vote as a Director upon any resolution in respect of any such matter notwithstanding that he is personally interested in such matter but only where such matter is intended to be for the benefit generally of all, or any class or classes, of such employees and servants or former employees or servants (including Directors or other officers) and/or their respective wives, widows, families and dependants.

96. All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such other manner as the Directors from time to time determine or as the committee so formed under article 88 shall in the same manner determine. *Signature of cheques and bills*

VACATION OF OFFICE OF DIRECTORS

97. In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Act, the office of a Director becomes vacant if : Disqualification of Directors

(a) the Director becomes bankrupt;

(b) the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(c) the Director is absent from more than fifty per cent (50%) of the total board of directors' meetings held during a financial year.

ROTATION OF DIRECTORS

98. (a) At each annual general meeting of the Company, one-third (1/3) of the Directors or if their number is not three (3) or a multiple of three (3), then the number nearest one-third (1/3), shall retire from office. Rotation of Directors

(b) The Directors to retire at each annual general meeting must be those who have been longest in office since their last election and, as between persons who became Directors on the same day those to retire must (unless they otherwise agree among themselves) be determined by lot.

(c) An election of Directors shall take place each year. All Directors shall retire from office once at least in each three (3) years, but shall be eligible for re-election.

99. (a) The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with these articles. Filling of vacancy

(b) In default of such appointment, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

(c) Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

100. (a) The Company may by resolution, of which special notice has been given to all members entitled to receive notices, remove any Director before the expiration of his period of office notwithstanding anything in these articles or any agreement between the Company and such Director. Removal of Directors

(b) The removal under article 100(a) shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

(c) The Company may by resolution appoint another person in place of a Director removed from office under article 100(a) and without prejudice to the powers of the Directors under article 99(a) the Company in general meeting may appoint any person to be a Director, either to fill a casual vacancy or as an additional Director.

(d) A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

101. The Company in general meeting may from time to time by ordinary resolution increase or reduce the number of Directors, and may also determine in what rotation such increased or reduced number is to go out of office.

Increase or reduction of number of Directors

102. Except as otherwise authorised by section 126 of the Act, the election or appointment of any person proposed as a Director effected by a separate resolution purporting to elect or appoint two (2) or more persons to be Directors shall be ineffective and void.

Separate resolution in appointment of two or more Directors

103. (a) Subject to article 103(b), a person (other than a Director retiring in accordance with article 98) is not eligible for election to the office of Director unless the member intending to propose him has, at least eleven (11) clear days before the meeting, left at the registered office of the Company a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention of such member to propose him.

Nomination of Director

(b) In the case of a person recommended by the Directors for election, only nine (9) clear days' notice is necessary.

(c) Notice of each candidature for election to the board of Directors must be served on the members at least seven (7) days before the meeting at which the election is to be considered.

ALTERNATE DIRECTORS

104. (a) A Director may, with the approval of a majority of the other Directors, appoint a person (whether a member of the Company or not) to be an Alternate Director in his place during such period as he thinks fit.

(b) An Alternate Director is (subject to his giving to the Company an address within Malaysia at which notices may be served upon him) entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in his stead.

(c) An Alternate Director may exercise any powers that the appointor may exercise and the exercise of any such power by the Alternate Director will be deemed to be the exercise of the power by the appointor.

(d) An Alternate Director is not required to have any share qualifications.

(e) An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and left with the Secretary.

(f) An Alternate Director shall not be entitled to receive any remuneration from the Company for his services as an Alternate Director. Any fee paid to an Alternate Director shall be such as shall be agreed between himself and the Director nominating him and shall be paid out of the remuneration of the nominating Director.

105. (a) The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor vacates office as a Director. *Removal of Alternate Directors*

(b) The appointment of an Alternate Director shall ipso facto determine :

(1) on the happening of any event which if he were a Director would render him legally disqualified from acting as a Director;

(2) if his appointor ceases for any reason to be a director, except retirement by rotation or immediate re-election; or

(3) if his appointor or the majority of the other Directors revokes his appointment by delivering a notice in writing to the registered office of the Company.

SECRETARY

106. The Secretary/Joint Secretaries shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and, upon such conditions as they may think fit, and any Secretary/Joint Secretaries so appointed may be removed by them. *Secretary / Joint Secretaries*

107. (a) The Directors may from time to time by resolution appoint a temporary substitute for the Secretary who shall be deemed to be the Secretary during the term of his appointment. *Temporary substitute secretary*

(b) A provision of the Act or these presents requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by it being done by or to the same person acting in both capacities. Same person may not act as Director and Secretary simultaneously

(c) A provision of the Act or these presents requiring or authorising a thing to be done by or to the Secretary shall be satisfied by its being done by or to one or more of the Joint Secretaries, if any for the time being appointed by the Directors. Joint Secretaries

SEAL

108. The Directors may provide for a duplicate seal which shall be a facsimile of the seal of the Company with the addition on its face of the words "Share Seal" and a certificate under such duplicate seal shall be deemed to be sealed with the seal for the purpose of the Act. Formalities for affixing seal

109. The Directors shall provide for the safe custody of the seal and Share Seal, which shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf.

110. Every instrument to which the seal shall be affixed shall be autographically signed by a Director and either by a second Director or by the Secretary or by another person appointed by the Directors for the purposes, save and except that, in the case of a certificate or other document of title in respect of any share, stock, loan stock, debenture, as defined in the Act, or other marketable security created or issued by the Company given under the seal or the Share Seal, the Directors may by resolution determine that such signatures may be affixed by some mechanical means to be specified in such resolution.

111. (a) The Company may exercise the powers conferred by sections 35(8) and 100 of the Act respecting an official seal for use outside Malaysia and conferred by section 101 of the Act respecting a duplicate seal and such powers shall be vested in the Directors. Duplicate seal

(b) The Company may exercise the powers conferred by the Act with regard to keeping of a branch register, and the Directors may (subject to the provisions of the sections) make and vary such regulations as they may think fit in respect of keeping of any such register. Branch register

AUTHENTICATION OF DOCUMENTS

112. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than the office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. Power to authenticate documents

113. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of the Directors which is certified as such in accordance with the provisions of article 112 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors. Certified copies of resolutions of the Directors

DIVIDENDS

114. Subject to the Act : Declaration of dividends

(a) the Company in general meeting may declare a dividend if, and only if, the Directors have recommended a dividend.

(b) a dividend must not exceed the amount recommended by the Directors.

115. No dividend will be payable except out of profits or pursuant to section 60 of the Act. Interest is not payable by the Company in respect of any dividend.

116. Dividends may be declared in the currency of Malaysia or in any foreign currency and may be paid in the respective currency of the territories in which the Company's Registers of Shareholders are situated or in one or more other currencies as the Directors may from time to time decide and so that where any dividends is paid in a currency other than that in which it was declared it shall, for the purposes of payment, be converted into such other currency at the rate of exchange ruling on the date when those members then on the Register of Members are declared by the Directors may from time to time decide, such date being not more than sixty (60) days prior to the payment date for the said dividend. All dividends shall be paid after such deduction therefrom of taxation as may properly be made or such (if any) other impost or levy of whatsoever nature as may be required to be made under the law of any territory where the Company may be resident.

117. Subject to the provisions of the Act, where any asset, business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses may, at the discretion of the Directors, in whole or in part be carried to revenue account and be treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

118. The Directors may authorise the payment by the Company to the members of such interim dividends as appear to the Directors to be justified by the profits of the Company.

119. If the Company shall issue shares at a premium, whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called "share premium account" and any amount for the time being standing to the credit of such account shall not be applied in the payment of dividends. Share premium account

120. (a) Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends must be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid. Payment of dividends

(b) All dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

(c) An amount paid or credited as paid on a share in advance of a call will not be taken for the purposes of this article to be paid or credited as paid on the share.

121. The Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

122. (a) Any general meeting declaring a dividend may, by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including treasury shares in the Company or paid up shares in, or debentures of, any other corporation, or in any one or more of those ways and the Directors must give effect to such a resolution. Dividend in specie

(b) Where a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any member on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient.

123. Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed to the registered address of the holder as shown in the Register of Members or the Record of Depositors (as the case may be).

124. The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares herein before contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same. Retention of dividends

125. The payment by the Directors of any unclaimed dividend, interest or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve months from the date of declaration of such dividend shall be dealt with in accordance with the provisions of the Unclaimed Moneys Act, 1965. Unclaimed dividends

RESERVES

126. (a) The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

(b) Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

127. (a) The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any such funds into which the reserve may have been divided provided that no revenue reserve fund shall be consolidated with any capital reserve fund.

(b) The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

CAPITALISATION OF PROFITS

128. (a) Subject to article 128(b), the Company in general meeting may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or income statement or otherwise available for distribution to members, and that that sum be applied, in any of the ways mentioned in article 128(c), for the benefit of members in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend.

(b) The Company must not pass a resolution as mentioned in article 128(a) unless the resolution has been recommended by the Directors.

(c) The ways in which a sum may be applied for the benefit of members under article 128(a) are:

(1) in paying up any amounts unpaid on shares held by members;

(2) in paying up in full unissued shares or debentures to be issued to members as fully paid; or

(3) partly as mentioned in article 128(c)(1) and partly as mentioned in article 128(c)(2).

(d) The sum so capitalised shall not be required for paying the dividends on any share carrying a fixed cumulative preferential dividend.

(e) The Directors must do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members among themselves, may:

(1) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(2) authorise any person to make, on behalf of all the members entitled to any further shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid-up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under an authority referred to in article 128(e)(2) is effective and binding on all the members concerned.

NOTICES

129. (a) A notice may be given by the Company to any member either by serving it on him personally or by sending it by post to him at his address as shown in the Register of Members or the Record of Depositors (as the case may be) or the address (if any) in Malaysia supplied by him to the Company for the giving of notices to him.

(b) Any notice or other document if served by post shall be deemed to be served at the time when the letter containing the same is posted, and in proving such service it shall be sufficient to prove that such letter was properly addressed, stamped and posted.

130. Any member described in the Register of Members which is neither within Malaysia nor within any territory within which a branch register of the Company is situated who shall from time to time give to the Company an address within Malaysia or such territory, shall be entitled to have notices served upon him at such address, but, save as aforesaid, no member other than a registered member described in the Register of Members by an address within Malaysia or such territory shall be entitled to receive any notice from the Company. Foreign member

131. A member who (having no registered address within Malaysia) has not supplied to the Company an address within Malaysia for the service of notices shall not be entitled to receive notices from the Company. No address within Malaysia

ANNUAL REPORTS

132. The Directors shall from time to time in accordance with section 169 of the Act cause to be prepared and laid before the Company in general meeting such financial statements as are referred to in the section. The interval between the close of a financial year of the Company and the issue of accounts relating to that financial year shall not exceed four (4) months. A copy of each such documents shall, not less than twenty-one (21) days before the date of the meeting, be sent to every member and to every holder of debentures (if any) of the Company under the provisions of the Act or of these articles. The requisite number of copies of each such document as may be required by the Exchange shall at the same time be likewise sent to the Exchange provided that this article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware but any member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the registered office of the Company. Form of register, etc.

133. Save as may be necessary for complying with the provisions of the Statutes, the Directors shall not be bound to publish any list or particulars of the securities or investments held by the Company or to give any information with reference to the same to any member. Particulars of investments

INSPECTION OF RECORDS

134. (a) Nothing in these articles, the Central Depositories Act or the Rules, shall be construed as affecting the obligation of the Company to keep a Register of Members, a Register of Debentures, a Register of Substantial Shareholders and a Register of Option Holders and to open them for inspection in accordance with the provisions of the Act except that the Company shall not be obliged to enter in such registers the names and particulars of depositors who are deemed to be members, debenture holders, substantial shareholders or option holders.

(b) The Directors must determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of members other than Directors, and a member other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

AUDITORS

135. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act. Auditors

136. Subject to the provisions of the Act, all acts done by any person acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment. Appointment of Auditors

137. Auditors' report to the members made pursuant to the statutory provisions as to audit shall be opened to inspection by any member who shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and Auditors' report in accordance with section 174 of the Act. Auditors' report

138. The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns them as Auditors. Auditors' right to receive notices and attend and speak at general meeting

WINDING-UP

139. (a) If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the assets of the Company and may for that purpose set such value as he considers fair upon any asset to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(b) If in a winding-up the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding-up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding-up, paid up or which ought to have been paid-up on the shares held by them respectively. But this article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

(c) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such asset in trustees upon such trusts for the benefit of the contributors as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

LIQUIDATOR'S FEE ON VOLUNTARY LIQUIDATION

140. (a) On the voluntary liquidation of the Company, no commission or fee may be paid to the liquidator unless the commission or fee has been approved by members in general meeting.

(b) The amount of such payment must be notified to all members at least seven (7) days before the meeting at which the payment is to be considered.

INDEMNITY

141. Subject to the provisions of the Act, every Director, Alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto unless the same happen through his own negligence, wilful default, breach of duty or breach of trust and in particular and without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt of other act for conformity or for any loss and expenses happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any money, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happens through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY CLAUSE

142. Save as may be expressly provided by the Act, no member shall be entitled to enter into or upon or inspect any premises or property of the Company nor to require discovery of any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which, in the opinion of the Directors, it would be inexpedient in the interest of the members of the Company to communicate to the public.

ALTERATION OF ARTICLES

143. Subject to the Act and to these articles, the Company must not delete, amend or add to any of these articles unless the prior written approval of the Exchange has been obtained to the deletion, amendment or addition.

COMPLIANCE WITH STATUTES, REGULATIONS AND RULES

144. The Company shall comply with the provisions of the relevant governing statutes, regulations and rules as may be amended, modified or varied from time to time, or any other directive or requirement imposed by the stock exchange, the Central Depository and other appropriate authorities to the extent required by law, notwithstanding any provisions in the articles to the contrary.

EFFECT OF EXCHANGE CONTROL LEGISLATION

145. Whenever under these articles a member is given the right to purchase or subscribe for any shares in the Company the said provisions shall only apply if and to the extent any necessary consent or permission by the Controller of Foreign Exchange of Malaysia is granted, and unless such consent or permission is granted the relevant article shall be read and construed as if all reference to the member concerned had been admitted therefrom.

EFFECT OF THE LISTING REQUIREMENTS

146. (a) Notwithstanding anything contained in these articles if the Listing Requirements prohibit an act being done, the act shall not be done.

(b) Nothing contained in these articles prevents an act being done that the Listing Requirements require to be done.

(c) If the Listing Requirements require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Requirements require these articles to contain a provision and they do not contain such a provision, these articles are deemed to contain that provision.

(e) If the Listing Requirements require these articles not to contain a provision and they contain such a provision, these articles are deemed not to contain that provision.

(f) If any provision of these articles is or becomes inconsistent with the Listing Requirements, these articles are deemed not to contain that provision to the extent of the inconsistency.

ANGKASA MARKETING BERHAD (41515-D)
[Incorporated in Malaysia]

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Tuesday, 11 December 2001 at 3.15 pm or immediately after the Twenty-Third Annual General Meeting of the Company scheduled to be held on the same day at 2.30 pm, whichever shall be the later, for the purpose of considering and, if thought fit, pass the following special resolutions :

SPECIAL RESOLUTION 1
PROPOSED AMENDMENT TO THE OBJECT CLAUSE OF THE MEMORANDUM OF ASSOCIATION

"THAT the existing Clause 32 of the Company's Memorandum of Association be deleted and substituted therefor with the following :

To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be."

SPECIAL RESOLUTION 2
PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

"That the Articles of Association of the Company in the form contained in Appendix 2 of the Circular to the Shareholders dated 16 November 2001 be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association."

By Order of the Board

Wong Phooi Lin
Secretary

Kuala Lumpur
16 November 2001

Notes :

A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.

An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

ANGKASA MARKETING BERHAD (41515-D)
[Incorporated in Malaysia]

FORM OF PROXY

I/We ....

of ....

being a member/members of ANGKASA MARKETING BERHAD, hereby appoint ....

....

of ....

or failing whom ....

of ....

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Tuesday, 11 December 2001 at 3.15 pm or immediately after the Twenty-Third Annual General Meeting of the Company scheduled to be held on the same day at 2.30 pm, whichever shall be the later, and at any adjournment thereof.

SPECIAL RESOLUTIONS	FOR	AGAINST
1. To approve the Proposed Amendment		
2. To approve the Proposed Adoption		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of .... 2001.

No. of shares held

Signed ....

In the presence of ....

Representation at Meeting

A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, under its common seal.

An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.

The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur at least forty-eight (48) hours before the time appointed for holding the Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in ANGKASA MARKETING BERHAD, you should at once hand this Circular to the agent through whom the sale was effected for transmission to the purchaser.

Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

ANGKASA MARKETING BERHAD (41515 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

In relation to the

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening an Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 24 January 2002 at 9.30 am to consider the abovementioned proposal is enclosed in this Circular. Shareholders are advised to refer to the Notice of the Extraordinary General Meeting and the Form of Proxy which are enclosed. The Form of Proxy should be lodged at the Registered Office of the Company not later than forty-eight (48) hours before the time set for holding the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"AMB" or "the Company"	:	Angkasa Marketing Berhad
"AMB Group"	:	AMB and its subsidiary and associated companies
"Amsteel"	:	Amsteel Corporation Berhad, the holding company of AMB
"Amsteel Group"	:	Amsteel and its subsidiary and associated companies excluding its public listed subsidiaries and their respective subsidiary and associated companies
"ACB"	:	Amalgamated Containers Berhad, an associated company of Amsteel
"ACB Group"	:	ACB and its subsidiary and associated companies
"Amble Bond Sdn. Bhd. Group"	:	Amble Bond Sdn. Bhd. and its subsidiary and associated companies
"CPMB"	:	Chocolate Products (Malaysia) Berhad, a related company of AMB
"CPMB Group"	:	CPMB and its subsidiary and associated companies
"DF Group"	:	Dong Feng Tyre Factory Co Ltd, and its subsidiary and associated companies
"Directors"	:	The board of directors of AMB
"director"	:	For the purpose of determining whether a transaction is a related party transaction, "director" shall be as defined in Chapter 10 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"EGM"	:	Extraordinary General Meeting
"KLSE"	:	Kuala Lumpur Stock Exchange
"LCB"	:	Lion Corporation Berhad, an associated company of Amsteel
"LCB Group"	:	LCB and its subsidiary and associated companies
"Lion Holdings Sdn. Bhd. Group"	:	Lion Holdings Sdn. Bhd. and its subsidiary and associated companies

"LLB"	:	Lion Land Berhad, a related company of AMB
"LLB Group"	:	LLB and its subsidiary and associated companies
"LTAT"	:	Lembaga Tabung Angkatan Tentera, a major shareholder of AMB
"LTAT Group"	:	LTAT and its subsidiary and associated companies
"major shareholder"	:	For the purpose of determining whether a transaction is a related party transaction, "major shareholder" shall be as defined in Chapters 1 and 10 of the Listing Requirements of the KLSE and is reproduced herein in paragraph 2.2
"person connected"	:	For the purpose of determining whether a transaction is a related party transaction, "person connected" shall be as defined in Chapter 1 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"Posim"	:	Posim Berhad, a related company of AMB
"Posim Group"	:	Posim and its subsidiary and associated companies
"Proposed Shareholders' Mandate"	:	Proposed mandate from the shareholders of AMB for the Recurrent Transactions
"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.4 which the AMB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of AMB or of its subsidiaries or its holding company or a subsidiary of its holding company
"related party"	:	For the purpose of determining whether a transaction is a related party transaction, "related party" shall be as defined in Chapter 1 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"Ributasi Holdings Sdn. Bhd. Group"	:	Ributasi Holdings Sdn. Bhd. and its subsidiary and associated companies

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

SECTION	PAGE
1. INTRODUCTION	1
2. RECURRENT TRANSACTIONS	1
3. PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT TRANSACTIONS	4
4. RATIFICATION OF RECURRENT TRANSACTIONS	16
5. COMPLIANCE WITH PROVISIONS OF PRACTICE NOTE NO. 12/2001	16
6. EGM	16
7. ACTION TO BE TAKEN BY SHAREHOLDERS	17
8. DIRECTORS' RECOMMENDATION	17
9. ABSTENTION FROM VOTING	17
10. FURTHER INFORMATION	17
APPENDIX I - FURTHER INFORMATION	18
NOTICE OF EGM	22
FORM OF PROXY	Enclosed

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

Directors:

Y. Bhg. Tan Sri William H.J. Cheng *(Chairman)*
Mr Phang Wai Yeen *(Managing Director)*
Mr Ngan Yow Chong *(Executive Director)*
Y. Bhg. Tan Sri Dato' Jaffar bin Abdul
Y. Bhg. Datuk Cheng Yong Kim
Y. Bhg. Dato' Haji Hashim bin Saad
Mr Eow Kwan Hoong

Registered Office:

Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

9 January 2002

To: **The Shareholders of AMB**

Dear Shareholders

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 1 June 2001, the Company announced to the KLSE that in line with the introduction of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE which allows the Company to seek a shareholders' mandate on Recurrent Transactions, the Directors of AMB proposes to seek shareholders' authorisation for such transactions.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate in connection with those Recurrent Transactions with persons who are Related Parties and to seek your approval for the AMB Group to enter into such Recurrent Transactions at the EGM to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 24 January 2002 at 9.30 am.

2. RECURRENT TRANSACTIONS

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE, AMB may seek its shareholders' mandate with regard to Recurrent Transactions which are necessary for the AMB Group's day-to-day operations such as supplies of materials entered into by the AMB Group subject to the following:

(a) The transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) The shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) Relevant circular is issued to the shareholders; and

(d) The interested director, major shareholder or person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder must not vote on the resolution approving the transactions. An interested director or major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between AMB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, paragraph 10.08 of Chapter 10 of the Listing Requirements of the KLSE.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements of the KLSE are as follows:

- director
  - shall have the meaning given in section 4 of the Companies Act, 1965 and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in a company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in section 6A of the Companies Act, 1965. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company or a subsidiary of its holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

  (a) a member of the director's or major shareholder's family, which family shall have the meaning given in section 122A of the Companies Act, 1965;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT TRANSACTIONS

3.1 Background

The principal activity of AMB consist of investment holding. The AMB Group engages in a range of activities, principally those relating to the following sectors:

Name of Company	Nature of Business
a) Steel AMB	Sale and distribution of steel products ie steel bars and wire rods (ceased with effect from 1 October 2001)
b) Motor Lion Suzuki Marketing Sdn Bhd ('"Suzuki Marketing") Lion Suzuki Motor Sdn Bhd ("Suzuki Motor") Nanjing Jingyi Casting Co Ltd Otomotif Malaysia Sendirian Berhad Suzuki Assemblers Malaysia Sdn Bhd ("SAM") Wuhan Fortune Motor Co Ltd Wuxi Top Absorber Co Ltd Wuxi Puhua Electroplating Co Ltd	Sale and distribution of "Suzuki" motorcycles Sale and distribution of "Suzuki" motor vehicles Manufacture of motorcycle cast iron parts Manufacture of motorcycle parts and accessories Assembly of "Suzuki" motorcycles Manufacture of light trucks and buses Manufacture of motorcycle absorbers Electroplating of motorcycle absorbers
c) Tyres Dong Feng Lion Tyre Co Ltd ("DF Lion Tyre")	Manufacture and sale of tyres
d) Others Hamba Research & Development Co Ltd S.I.T Corporate Learning Centre Sdn Bhd ("SIT")	Research and development Provision of training services

Due to the diversity and size of the AMB Group, it is anticipated that the AMB Group would, in the ordinary course of business, enter into transactions with classes of related party set out in paragraph 3.2 below. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.4 below.

In view of the time sensitive and frequent nature of such related party transactions, the Directors are seeking shareholders' mandate which allow the AMB Group, in their normal course of business, to enter into categories of related party transactions referred to in paragraph 3.4 below with certain classes of related party set out in paragraph 3.2 below provided such transactions are made on an arm's length basis and on normal commercial terms of the AMB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE to be dealt with at the EGM are set out in paragraph 3.4 below.

3.2 Classes of Related Party

The Proposed Shareholders' Mandate will, *inter alia*, apply to the following classes of Related Parties :

Related Party	Note
Amsteel Group	i and iii
CPMB Group	i and iii
LCB Group	i and iii
Posim Group	i and iii
LLB Group	i and iii
ACB Group	i, ii and iii
Lion Holdings Sdn. Bhd. Group	i and iii(b)
Amble Bond Sdn. Bhd. Group	i
Ributasi Holdings Sdn. Bhd. Group	i
LTAT Group	iii(a)
Persons connected to Mirzan bin Mahathir	iii(e)
DF Group	iv

The abovementioned corporations are Related Parties as they are persons connected (as indicated by the respective Notes) with :

Notes:

i) Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim (directors and major shareholders of AMB) who each has a direct interest and/or indirect interest held via corporations in which Tan Sri William H.J. Cheng and Datuk Cheng Yong Kim each has more than 15% shareholding.

ii) Tan Sri Dato' Jaffar bin Abdul (a director of AMB) is a director and has a direct interest in ACB.

iii) the person/companies listed below (major shareholders of AMB) which have direct and/or indirect interest held via corporations in which they each has more than 15% shareholding :

a) LTAT
b) Lion Holdings Sdn. Bhd.
c) LCB
d) Amsteel
e) Mirzan bin Mahathir

iv) Dong Feng Tyre Factory Co Ltd is the joint-venture partner in DF Lion Tyre holding 45% equity interest.

3.3 Interested Directors' and Interested Major Shareholders' Interests

The direct and indirect interests of interested directors and/or major shareholders in AMB (hereinafter referred to as "Interested Directors" and "Interested Major Shareholders" respectively) as at 30 November 2001 are as follows:

Name	<----------------Shareholding---------------->			
	Direct	%	Indirect	%
Interested Directors				
Tan Sri William H.J. Cheng	20,000	0.01	87,892,150(b)	59.61
Datuk Cheng Yong Kim	205,650	0.14	87,799,350(c)	59.54
Tan Sri Dato' Jaffar bin Abdul	-	-	-	-
Phang Wai Yeen (a)	-	-	-	-
Ngan Yow Chong (a)	-	-	-	-
Interested Major Shareholders				
LTAT	6,218,380	4.22	85,523,496(d)	58.00
Lion Holdings Sdn Bhd	2,600	0.002	87,782,650(e)	59.53
LCB	9,000	0.006	85,514,496(f)	57.99
Amsteel	-	-	85,523,496(d)	58.00
Mirzan bin Mahathir	-	-	85,523,496(d)	58.00

Note:

(a) Do not consider themselves to be independent.

(b) Held through William Cheng Sdn Bhd, Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB, Umatrac Enterprises Sdn Bhd and Lion Holdings Pte Ltd.

(c) Held through Lion Holdings Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB, Umatrac Enterprises Sdn Bhd and Sin Seng Investment Pte Ltd.

(d) Held through LCB and Umatrac Enterprises Sdn Bhd.

(e) Held through Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn Bhd, Amanvest (M) Sdn Bhd, LCB and Umatrac Enterprises Sdn Bhd.

(f) Held through Umatrac Enterprises Sdn Bhd.

The direct and indirect interest of the Interested Directors and Interested Major Shareholders in the Related Parties (as set out above) as at 30 November 2001 are as follows :

Interested Directors

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Tan Sri William H.J. Cheng				
Amsteel Group - Amsteel* - Silverstone Berhad ("Silverstone")	 - -	 - -	 470,082,886 149,742,465	 37.32 73.45
CPMB*	-	-	232,254,501	66.66
LCB* - shares - Warrants - Executive Share Option Scheme	180,000 - -	0.10 - -	105,397,273 25,855,162 175,000	57.63 N/A N/A
Posim*	-	-	178,234,171	87.71
LLB*	1,680	**	342,179,285	57.67
ACB*	10,000	0.01	33,042,814	44.23
Lion Holdings Sdn Bhd*	-	-	305,216,000	80.00
Amble Bond Sdn Bhd*	2,900,000	58.00	700,000	14.00
Ributasi Holdings Sdn Bhd*	360,000	72.00	-	-
Datuk Cheng Yong Kim				
Amsteel Group - Amsteel* - Silverstone	435,000 1,579,225	0.03 0.77	452,743,826 149,067,442	35.94 73.12
CPMB*	-	-	232,254,501	66.66
LCB*	277,500	0.15	65,312,534	35.71
Posim*	-	-	178,234,171	87.71
LLB* - shares - Executive Share Option Scheme	591,586 -	0.10 -	329,255,407 175,000	55.49 N/A
ACB*	-	-	32,338,429	43.28
Lion Holdings Sdn Bhd*	3,178,819	0.83	73,125,181	19.17
Amble Bond Sdn Bhd*	299,000	5.98	-	-
Ributasi Holdings Sdn Bhd*	63,000	12.60	-	-
Tan Sri Dato' Jaffar bin Abdul				
ACB	350,000	0.47	-	-
Phang Wai Yeen				
Amsteel Group - Silverstone	994,196	0.43	-	-
Posim - Executive Share Option Scheme	-	-	140,000	N/A

* By virtue of the substantial interest in these companies, the respective Interested Directors are deemed to be interested in the subsidiaries of the said companies.

Interested Major Shareholders

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
LTAT				
Amsteel Group - Amsteel*	264,505,413	21.00	-	-
- Silverstone	9,260,174	4.54	119,653,758	58.69
CPMB*	13,200,771	3.79	220,555,945	63.30
LCB* - shares	-	-	36,932,873	20.19
- warrants	-	-	25,855,162	N/A
Posim*	-	-	170,097,271	83.70
LLB*	17,360,993	2.93	299,983,946	50.56
ACB*	5,986,332	8.01	24,804,722	33.20
Lion Holdings Sdn Bhd				
Amsteel Group - Amsteel*	79,482	0.01	448,418,344	35.60
- Silverstone	19,134,704	9.39	129,739,188	63.64
CPMB*	1,934,000	0.56	220,555,945	63.30
LCB*	15,835,395	8.66	44,278,021	24.21
Posim*	45,000	0.02	178,189,171	87.68
LLB*	12,482,614	2.10	308,078,411	51.92
ACB*	-	-	29,338,429	39.27
LCB				
Amsteel Group - Amsteel*	243,773,441	19.35	126,133,797	10.01
- Silverstone	11,014,504	5.40	108,639,254	53.29
CPMB*	13,283,000	3.81	207,272,945	59.49
Posim*	-	-	170,097,271	83.70
LLB*	756	**	299,529,190	50.48
ACB*	2,233,029	2.99	22,571,693	30.21
Amsteel				
CPMB*	518,222	0.15	220,037,723	63.16
LCB* - shares	-	-	36,932,873	20.19
- warrants	-	-	25,855,162	N/A
Posim*	-	-	170,097,271	83.70
LLB*	1,002,783	0.17	298,527,163	50.31
ACB*	991,000	1.33	23,813,722	31.87
Mirzan bin Mahathir				
Amsteel Group - Amsteel*	-	-	369,907,238	29.37
- Silverstone	-	-	119,653,758	58.69
CPMB*	-	-	220,555,945	63.30
LCB*	-	-	28,903,000	15.80
Posim*	-	-	170,097,271	83.70
LLB*	-	-	299,529,946	50.48
ACB*	-	-	24,804,722	33.20

* By virtue of the substantial interest in these companies, the respective Interested Major Shareholders are deemed to be interested in the subsidiaries of the said companies.

** Negligible

Save as disclosed above, none of the other Interested Directors and Interested Major Shareholders has any interest, direct or indirect, in the Related Parties.

The direct and indirect interest in shares in the Company of persons connected with the Interested Directors and Interested Major Shareholders (hereinafter referred to as "Persons Connected") as at 30 November 2001 are as follows:

Name	Direct Interest		Indirect Interest	
	No. of shares	%	No. of shares	%
Lion Realty Pte Ltd	-	-	87,785,250	59.54
Lancaster Trading Company Limited	-	-	87,785,250	59.54
Utara Enterprise Sdn Bhd	-	-	87,785,250	59.54
William Cheng Sdn Bhd	88,900	0.06	87,785,250	59.54
Happyvest (M) Sdn Bhd	-	-	87,774,426	59.53
Amanvest (M) Sdn Bhd	216,590	0.15	85,523,496	58.00
Peringkat Prestasi (M) Sdn Bhd	-	-	85,523,496	58.00
Umatrac Enterprises Sdn Bhd	85,514,496	57.99	9,000	**
Timuriang Sdn Bhd	-	-	85,523,496	58.00
Araniaga Holdings Sdn Bhd	3,224	**	-	-
Teck Bee Mining (M) Sendirian Berhad	5,000	**	-	-
Lion Holdings Pte Ltd	18,000	0.01	-	-

** Negligible

3.4 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the AMB Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the AMB Group comprising the following transactions:

Name of Company	Nature of Recurrent Transactions	Estimated Value* RM	Related Parties
	(A) Motor vehicles related		
Suzuki Marketing Suzuki Motor	(i) The sale of "Suzuki" motor-cycles and "Suzuki" 4 wheel drive and multi-purpose vehicles	1,700,000	Amsteel Group LCB Group Posim Group LLB Group and ACB Group

Name of Company	Nature of Recurrent Transactions	Estimated Value* RM	Related Parties
Suzuki Marketing Suzuki Motor SAM	(ii) The purchase of spare parts, tyres, plastic parts, diesel and lubricants oil, component parts and related products	1,200,000	Amsteel Group Posim Group ACB Group and Ributasi Holdings Sdn. Bhd. Group
Suzuki Marketing Suzuki Motor	(iii)The rental and sharing of office premises**	2,400,000	Amsteel Group and Posim Group
Suzuki Marketing Suzuki Motor	(iv)The assembly and service of motor vehicles	370,000	Amsteel Group LCB Group Posim Group LLB Group and ACB Group
Suzuki Marketing Suzuki Motor SAM	(v)The purchase of insurance, education and training services and security services	<100,000	Amsteel Group LLB Group LTAT Group
	(B) Tyres		
DF Lion Tyre	The sale and purchase of tyres, rubber compound and related products	8,000,000	DF Group
	(C) Others		
AMB SIT	(i) The provision of management and support, training and education, healthcare and other related services	6,000,000	Amsteel Group CPMB Group LCB Group Posim Group LLB Group ACB Group and Lion Holdings Sdn. Bhd. Group
AMB	(ii) The rental of properties ***	3,000,000	Amsteel Group

Name of Company	Nature of Recurrent Transactions	Estimated Value* RM	Related Parties
AMB	(iii) The obtaining of insurance and the underwriting of risks	<100,000	LTAT Group
SIT	(iv) The rental of office premises ****	150,000	Amsteel Group and LLB Group
AMB	(v) The obtaining and provision of security services, secretarial services and security communication equipment	620,000	Amsteel Group LCB Group
AMB Suzuki Marketing Suzuki Motor SAM SIT	(vi) The sale and purchase of office equipment, furniture, computers and other industrial and consumer products	<100,000	Amsteel Group LCB Group and Amble Bond Sdn. Bhd. Group

The value of these transactions may be subject to changes in the next financial year. These transactions will be subject to the review procedures as set out in paragraph 3.5 below.

* Estimated value for the period from 1 December 2001 until the date of the next Annual General Meeting or revoked or varied by resolution passed by the shareholders in general meeting, whichever is the earlier, in accordance with paragraph 5 of this Circular. The estimated annual value of transactions are based on value transacted during the financial year ended 30 June 2001.

** The premises are located as follows :

Location	Floor Area	Rental per annum
Wisma Silverstone 72, Persiaran Jubli Perak 40000 Shah Alam Selangor Darul Ehsan	67,370 square feet	RM1.64 million (Including service charges)
Wisma Silverstone 72, Persiaran Jubli Perak 40000 Shah Alam Selangor Darul Ehsan	13,981 square feet	RM0.55 million (Including service charges)

Location	Floor Area	Rental per annum
2nd Floor, Wisma Lion Suzuki Lion Industrial Complex Lot 72, Persiaran Jubli Perak 40000 Shah Alam Selangor Darul Ehsan	34,160 square feet	RM10,564
286 S/12 Jalan Pengkatan Chepa1 5400 Kota Bahru	Sharing of a total area of 7,680 square feet	RM42,000
A-7976, Jalan Beserah 25300 Kuantan	Sharing of a total area of 1,600 square feet	RM42,000
9 Jalan Prima 1/5 Kawasan Perindustrian Tebrau 1 81100 Johor Bahru	2,900 square feet	RM24,000

*** The property is located at Level 46 - 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur with a total rental area of 17,933 square feet per floor at a rental of RM0.936 million per annum per floor.

**** The property is located at Level 5, Klang Parade, 2112 Jalan Meru, 41050 Klang, Selangor Darul Ehsan with a total rental area of 5,200 square feet at a rental of RM112,320 per annum.

3.5 Review Procedures for Recurrent Transactions

The AMB Group has established various methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the AMB Group's usual business practices and policies and are on terms not more favourable to the Related Party than those extended to third parties/public and are not to the detriment of the minority shareholders :

(a) A list of Related Parties will be circulated within the AMB Group and at the same time, the Related Party will be notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Recurrent Transactions		
Equal to or exceeding (per purchase contract or purchase order) RM	**But less than (per purchase contract or purchase order) RM**	**Authority Levels**
	<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
1,000,000	<5,000,000	General Manager + Managing Director/ Executive Director/ Director
5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Company to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Company as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee if during periodic reviews, the Audit Committee is of the view that the guidelines and procedures are not sufficient to ensure normal commercial terms and/or the transaction is detrimental to the minority shareholders.

(g) The transaction prices, terms and conditions are determined as follows:

i) by the prevailing market force, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products in the market.

ii) the transaction prices are conducted at arm's length and is on normal commercial terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transactions.

iii) is on competitive commercial terms, the AMB Group shall identify various sources of supply to secure at least three (3) quotations which shall be documented in the "Price Comparison Summary cum Approval Form".

iv) the Purchasing Department shall evaluate and shortlist vendors prior to price negotiations, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength.

v) after price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by the appropriate authority.

vi) where appropriate, a valuation or appraisal of the market value of a transaction is conducted by an independent expert and additional quotations are obtained from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into the transaction.

vii) when quality, payment and other terms and conditions are equal, an order/contract shall be awarded to the supplier with the lowest negotiated price.

viii) the AMB Group shall evaluate the vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales service.

3.6 Rationale for the Proposed Shareholders' Mandate and Benefit to the AMB Group and its Shareholders

The trading and distribution businesses in the different sectors described in paragraph 3.1 are the principal businesses of the AMB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or more of these businesses. It is therefore in the interests of the AMB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the AMB Group can enjoy synergistic benefits. In addition, the AMB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the AMB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the AMB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The obtaining of the Proposed Shareholders' Mandate and the renewal of the Proposed Shareholders' Mandate on an annual basis would therefore eliminate the need to make announcements to KLSE or to convene separate general meetings or from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise, thereby reducing substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the AMB Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the AMB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on normal commercial terms and are not prejudicial to the shareholders.

3.7 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.5 above and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. RATIFICATION OF RECURRENT TRANSACTIONS

Commencing from 1 June 2001, being the effective date of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE, AMB had entered into Recurrent Transactions with the Posim Group, LLB Group, ACB Group and LCB Group, being Related Parties in its ordinary course of business as follows for which the Company is seeking shareholders' ratification on such transactions by way of the Ordinary Resolution to be passed at the EGM :

Name of Company	Nature of Recurrent Transaction	Amount Transacted (RM) (1.6.2001 to 30.11.2001)	Related Parties
AMB	Sale of steel bars, wire rods, scrap iron and other steel related products	56.7 million	LLB Group Posim Group ACB Group
	Purchase of steel bars, wire rods, billets and other steel related products	213.1 million	LLB Group
Suzuki Motor	Sale of motor vehicles	1.5 million	LCB Group

5. COMPLIANCE WITH PROVISIONS OF PRACTICE NOTE NO. 12/2001

The Shareholders' Mandate sought is subject to annual renewal. In this respect, any authority conferred by the Shareholders' Mandate shall only continue to be in force until :

(a) the conclusion of the first annual general meeting of the Company ("AGM") following the EGM at which the Shareholders' Mandate is passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next AGM after the date it is required to be held pursuant to section 143(1) of the Companies Act, 1965 (the "Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act); or

(c) revoked or varied by resolution passed by the shareholders in general meetings,

whichever is the earlier.

6. EGM

The EGM, as convened by the notice attached to this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 24 January 2002 at 9.30 am. The purpose of the EGM is for Shareholders to consider and, if thought fit, pass the Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Form of Proxy attached to this Circular in accordance with the instructions printed thereon as soon as possible and in any event so as to reach the Registered Office of the Company not less than forty-eight (48) hours before the time appointed for holding the EGM. The completion and lodgment of the Form of Proxy does not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

8. DIRECTORS' RECOMMENDATION

Tan Sri William H.J. Cheng, Datuk Cheng Yong Kim and Tan Sri Dato' Jaffar bin Abdul are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.2 above and have abstained from Board deliberation and voting on the respective Recurrent Transactions in relation to the Proposed Shareholders' Mandate. In addition, Phang Wai Yeen and Ngan Yow Chong who were appointed the Managing Director and Executive Director of the Company respectively subsequent to the Board's recommendation on the Proposed Shareholders' Mandate, do not consider themselves to be independent in respect of the Proposed Shareholders' Mandate and will abstain from voting on any subsequent Board resolution on the Proposed Shareholders' Mandate. (Tan Sri William H.J. Cheng, Datuk Cheng Yong Kim, Tan Sri Dato' Jaffar bin Abdul, Phang Wai Yeen and Ngan Yow Chong are referred to as "Interested Directors"). The Directors are of the opinion that the entry into the Recurrent Transactions between the AMB Group and those Related Parties described in paragraph 3.2 above in the ordinary course of its business will be entered into to enhance the efficiency of the AMB Group and are in the best interests of the AMB Group. For the reasons stated in paragraph 3.6 above, the Directors (with the exception of the Interested Directors) recommend that Shareholders vote in favour of the Ordinary Resolutions in respect of the Proposed Shareholders' Mandate to be proposed at the EGM.

9. ABSTENTION FROM VOTING

All Interested Directors, Interested Major Shareholders and Persons Connected who have any interest, direct or indirect, in the proposed Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolutions relating to the Proposed Shareholders' Mandate. The Interested Directors and Interested Major Shareholders (as set out in paragraph 3.3 above) shall ensure that the Persons Connected will abstain from voting on the resolutions relating to the Proposed Shareholders' Mandate at the EGM.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
ANGKASA MARKETING BERHAD

DATO' HAJI HASHIM BIN SAAD
Director

APPENDIX I : FURTHER INFORMATION

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors of AMB who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither AMB nor its subsidiary companies has entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business:

i. Conditional Share Sale Agreement dated 5 July 2000 between AMB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to AMB, Amsteel acquires 20,000,000 ordinary shares of RM1.00 each representing 20% equity interest in the capital of Avenel Sdn. Bhd. ("Avenel") and AMB shall pay Amsteel a sum of RM18,480,000 (which represents approximately 20% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn. Bhd. ("SFI"), Posim's principal asset) to be satisfied by an issue of 8,643,275 new AMB shares with an assumed value of RM0.855 per AMB share and the balance to be settled by netting off against the inter-company balances owing from the Amsteel Group to the AMB Group amounting to RM11,090,000.

ii. Conditional Share Sale Agreement dated 5 July 2000 between Amsteel, Umatrac Enterprises Sdn. Bhd., Posim, LCB and Limpahjaya Sdn. Bhd. of the one part ("Vendors A") and AMB of the other part for the disposal by the Vendors A of 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone Berhad ("Silverstone") to AMB for a consideration of RM138,506,146 to be satisfied by way of an issue of 150,299,587 new AMB shares at an issue price of RM0.855 per AMB share.

iii. Conditional Share Sale Agreement dated 5 July 2000 between Horizon Towers Sdn. Bhd., Amanvest (M) Sdn. Bhd., Lion Holdings Sdn. Bhd., Araniaga Holdings Sdn. Bhd., Finlink Holdings Sdn. Bhd., Teck Bee Mining (M) Sendirian Berhad, Tirta Enterprise Sdn. Bhd., William Cheng Sdn. Bhd., Ceemax Electronics Sdn. Bhd., Lancaster Trading Company Limited, Lion Holdings Pte. Ltd., Sin Seng Investment Pte. Ltd. and Datuk Cheng Yong Kim ("Vendors B") of the one part and AMB of the other part for the acquisition by AMB of a total of 31,727,292 ordinary shares of RM1.00 each representing 15.56% equity interest in Silverstone for a total consideration of RM36,726,176 to be satisfied by way of an issue of 42,954,592 new AMB shares to Vendors B with an assumed value of RM0.855 per AMB share.

iv. First Supplemental Agreement dated 19 October 2000 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel from AMB.

v. First Supplemental Agreement dated 19 October 2000 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 119,653,758 ordinary shares of RM1.00 each in Silverstone to AMB.

vi. First Supplemental Agreement dated 19 October 2000 between Vendors B of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone.

vii. Conditional Share Subscription Agreement dated 10 November 2000 between Angkasa Transport Equipment Sdn. Bhd. ("ATE"), AMB Venture Sdn. Bhd. ("AMBV"), both wholly-owned subsidiaries of AMB and Tan Sri William H.J. Cheng ("TSWC"), in which TSWC shall subscribe for 2,156,000 ordinary shares of RM1.00 each representing 7.94% of the enlarged share capital of ATE at an issue price of RM1.56 per share or at a total subscription price of approximately RM3,365,000.

viii. Conditional Sale and Purchase Agreement dated 10 November 2000 between AMBV, TSWC and Lion Asiapac Limited ("LAP"), whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 92.06% of the enlarged share capital of ATE to LAP for a consideration to be determined in accordance with the formula provided in the agreement, tentative calculation being :

(a) SGD18,060,648 (equivalent to approximately RM39 million based on the exchange rate of SGD1.00 : RM2.16); or

(b) SGD41,664,404 (equivalent to approximately RM90 million), in the event the proposed listing of the associated company of ATE, Anhui Jianghuai Automotive Chassis Co., Ltd. ("Proposed Listing of AJ Auto") is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 166,657,616 new LAP shares at par value of SGD0.25 each together with up to 166,657,616 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to Anhui Jianghuai Automotive Group Co. Ltd. ("AJ Group") and adjustments contained therein.

ix. Supplemental Subscription Agreement dated 9 January 2001 between ATE, AMBV and TSWC amending certain terms in the conditional Share Subscription Agreement dated 10 November 2000, whereby TSWC shall instead subscribe for 2,530,000 ordinary shares of RM1.00 each representing 9.19% of the enlarged share capital of ATE at an issue price of RM1.33 per share or at a total subscription price of approximately RM3,365,000.

x. Supplemental Agreement dated 9 January 2001 between AMBV, TSWC and LAP amending certain terms in the conditional Sale and Purchase Agreement dated 10 November 2000, whereby AMBV shall dispose of its 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP for a revised consideration to be determined in accordance with the formula provided in the supplemental agreement, tentative calculation being:

(a) SGD15,383,527 (equivalent to approximately RM33.2 million based on the exchange rate of SGD1.00 : RM2.16); or

(b) SGD38,666,795 (equivalent to approximately RM83.5 million), in the event the Proposed Listing of AJ Auto is completed by 30 September 2001;

to be satisfied by LAP partly in cash and partly with the issuance of up to 154,667,181 new LAP shares at par value of SGD0.25 each together with up to 154,667,181 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to AJ Group and adjustments contained therein.

xi. Conditional Share Sale Agreement dated 1 October 2001 between AMB and Suzuki Motor Corporation, Japan ("SMC") whereby AMB shall dispose of its 51% equity interest in Suzuki Assemblers Malaysia Sdn Bhd ("SAM") comprising 13,393,298 ordinary shares of RM1.00 each to SMC for a cash consideration of RM26,682,706.

xii. Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of SAM and the management and business operation of SAM.

xiii. Conditional Share Sale Agreement dated 1 October 2001 between AMB and SMC whereby AMB shall dispose of its 51% equity interest in Lion Suzuki Marketing Sdn Bhd ("LSM") comprising 1,530,510 ordinary shares of RM1.00 each to SMC for a cash consideration of RM1,227,789.

xiv. Conditional Joint-Venture Agreement dated 1 October 2001 between AMB and SMC to regulate the parties' respective rights and obligations as shareholders of LSM and the management and business operation of LSM.

xv. Second Supplemental Agreement dated 8 October 2001 between Vendors A of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the disposal by Vendors A of a revised 119,653,758 ordinary shares of RM1.00 each representing 58.69% equity interest in Silverstone to AMB for a revised consideration of RM150,055,564 to be satisfied by an issue of 143,147,530 in value of new AMB shares at a proposed issue price of RM1.00 per AMB share and the balance of RM6,908,034 to be set-off against inter-company balances owing by the LCB Group to the AMB Group.

xvi. Second Supplemental Agreement dated 8 October 2001 between AMB of the one part and Amsteel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 20,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM65,294,088 which represents AMB's 20% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by the netting-off of existing inter-company indebtedness owing by the Amsteel Group to the AMB Group.

xvii. Second Supplemental Agreement dated 8 October 2001 between Vendors B of the one part and AMB of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by AMB of 31,727,292 ordinary shares of RM1.00 each in Silverstone for a revised consideration of RM39,788,610 to be satisfied by an issue of 39,788,610 new AMB shares.

xviii. A Letter dated 20 November 2001 between AMBV, TSWC and LAP, whereby the consideration for the disposal by AMBV of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE to LAP, was confirmed at SGD37,255,682 (equivalent to approximately RM80.47 million) pursuant to the completion of the Proposed Listing of AJ Auto by September 2001, to be satisfied by LAP partly in cash and partly with the issuance of up to 87,488,620 new LAP shares at par value of SGD0.25 each together with up to 87,488,620 free detachable LAP warrants to AMBV subject to LAP repaying an outstanding loan of Rmb20 million (equivalent to approximately RM9.1 million based on the exchange rate of RM1.00 : Rmb2.19) in ATE to AJ Group and adjustments contained therein.

3. MATERIAL LITIGATION

Neither AMB nor any of its subsidiary companies is engaged in any material litigations, claims or arbitration (other than litigations, claims or arbitration arising from the ordinary course of business) either as plaintiff or defendant, which has a material effect on the financial position of AMB or its subsidiaries and the Directors of AMB have no knowledge of any proceedings pending or threatened against AMB or its subsidiaries or of any other facts likely to give rise to any proceedings which may materially and adversely affect the financial position of AMB or its subsidiaries as at the date of this Circular.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company;

(b) the Audited Financial Statements of AMB for each of the past two (2) financial years ended 30 June 2000 and 2001 and the unaudited results for the first quarter ended 30 September 2001; and

(c) material contracts referred to in Appendix I, paragraph 2 above.

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 24 January 2002 at 9.30 am for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 9 January 2002, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and not to the detriment of the minority shareholders;

(ii) disclosure is made in accordance with paragraph 4.1.5 of PN 12/2001-A of the KLSE's Listing Requirements in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act), provided that such transactions are made on an arm's length basis and on normal commercial terms; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

ORDINARY RESOLUTION 2

Ratification of Recurrent Transactions

That the recurrent transactions of a revenue or trading nature entered into by the Company with related parties in its ordinary course of business as follows during the period from 1 June 2001 up to 30 November 2001 be and are hereby approved and ratified:

Name of Company	Nature of Recurrent Transaction	Amount Transacted (RM)	Related Parties
Angkasa Marketing Berhad	Sale of steel bars, wire rods, scrap iron and other steel related products	56.7 million	Lion Land Berhad Group Posim Berhad Group Amalgamated Containers Berhad Group
	Purchase of steel bars, wire rods, billets and other steel related products	213.1 million	Lion Land Berhad Group
Lion Suzuki Motor Sdn. Bhd.	Sale of motor vehicles	1.5 million	Lion Corporation Berhad Group

By Order of the Board

WONG PHOOI LIN
Secretary

9 January 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated in Malaysia)

FORM OF PROXY

No. of Shares Held

I/We ....

of ....

being a member/members of Angkasa Marketing Berhad, hereby appoint ....

....

of ....

or failing whom, ...

of .... as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 24 January 2002 at 9.30 am and at any adjournment thereof.

RESOLUTION	FOR	AGAINST
Ordinary Resolution 1 - Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature		
Ordinary Resolution 2 - Ratification of Recurrent Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of 2002

Signed...

in the presence of...

Representation at Meeting:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the*